



# 2022
# PROXY STATEMENT

Notice of Annual Meeting of Shareholders

Friday, May 6, 2022 | Live Webcast

Visit oxy.com

## OUR VISION

We will lead the industry by reaching for the impossible, then achieving it.

We do this by having the right assets in the hands of remarkable people driven by a passion to outperform.

## OUR VALUES

**Lead with Passion**

**Outperform Expectations**

**Deliver Results Responsibly**

**Unleash Opportunities**

**Commit to Good**

# Message from the Board of Directors

## Dear Shareholders,

We cordially invite you to attend Occidental's 2022 Annual Meeting of Shareholders (2022 Annual Meeting). The meeting will be held via live webcast on Friday, May 6, 2022 at 9:00 a.m. Central Time. A meeting agenda and details follow, as well as voting instructions. You will be able to participate in the 2022 Annual Meeting online at www.virtualshareholdermeeting.com/OXY2022 and may submit questions and vote your shares electronically (other than shares held through our employee benefit plans, which must be voted prior to the meeting). The attached Notice of the 2022 Annual Meeting of Shareholders and proxy statement provide details on how to join the meeting and the business we plan to conduct.

### NAVIGATING CHANGE AND DELIVERING RESULTS

Over the past two years, Occidental has continued to deliver for our shareholders and other stakeholders, including customers, employees and the communities in which we operate, while navigating the ongoing COVID-19 pandemic and volatile market conditions. We are incredibly proud of senior management for their swift efforts to implement proactive measures to reduce the risk of transmission across the company's domestic and international operations and navigate this period of significant change, and even more impressed by the way in which our employees have responded, adapted and persevered. Reflecting our culture of collaboration and innovation, our employees identified new efficiency improvements, implemented change where necessary and enhanced the company's operational performance, with multiple drilling and completion records.

These operational successes drove the company's financial success in 2021. Occidental generated operating cash flow from continuing operations of $10.3 billion and record free cash flow of $8.8 billion[1] for the year. Occidental also delivered on near-term cash flow priorities. Throughout 2021, Occidental made significant progress in de-risking and strengthening the company's balance sheet, including repaying approximately $6.7 billion of debt and retiring $750 million of notional interest rate swaps. With this backdrop, in February 2022, the Board approved a regular quarterly common dividend of $0.13 per share and a $3 billion share repurchase program as part of the company's new shareholder return framework. We appreciate your investment in Occidental and believe that the company's operational excellence, asset portfolio and commitment to returning capital to shareholders, among other things, will position us to continue to deliver value.

### PRIORITIZING ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) MATTERS

The Board recognizes the increasing importance of ESG matters to shareholders and other stakeholders and that ESG performance is essential both to sustain operational excellence and to develop new business opportunities. Accordingly, with the Board's oversight, Occidental has taken steps to enhance external disclosures and practices on climate, human capital and other ESG focus areas.

**Climate:** As the first U.S. oil and gas company to establish net-zero goals for our total carbon inventory of Scope 1, 2 and 3 emissions, Occidental continues to be committed to leveraging our expertise in carbon management and storage to advance a low-carbon future. Through our net-zero strategy, which is discussed in more detail in the "Corporate Governance" section under "Sustainability," we are focused on meeting society's needs for energy and essential products while mitigating our greenhouse gas (GHG) emissions and helping others do the same. A few actions in support of our commitment include:

▶ We established additional quantitative short- and medium-term targets for Occidental's Scope 1, 2 and 3 emissions that we believe align with the goals of the Paris Agreement and support Occidental on our path to achieving net zero. On the ground, our operations teams continued to implement new facility designs, retrofitting of existing equipment, energy efficiency projects and changes to operating practices to reduce GHG emissions and make meaningful progress toward our commitment to eliminate routine flaring by 2030.

▶ To complement our quantitative GHG goals and further accelerate our net-zero strategy, Occidental participates in several organizations that include additional climate commitments, such as the United Nations-led Oil and

---

[1] Free cash flow is a non-GAAP financial measure. See Appendix A for a reconciliation to GAAP.

Gas Methane Partnership 2.0, the Methane Guiding Principles, the World Bank's Zero Routine Flaring by 2030 initiative and the Oil and Gas Climate Initiative.

► We became the first U.S. upstream oil and gas company to enter into sustainability-linked credit facilities with absolute GHG emissions reductions as the key performance indicator.

► We continued to advance our carbon management strategy, including further progress on the front-end engineering and design of the world's largest direct air capture (DAC) facility in the U.S. Permian Basin.

► We published our 2021 Climate Report, which reflects the four-element framework recommended by the Task Force on Climate-related Financial Disclosures (TCFD). We encourage you to review the report, available online at https://www.oxy.com/globalassets/documents/sustainability/oxy-climate-report-2021.pdf.

► We published the company's climate policy positions and more information on Occidental's climate advocacy and engagement, including alignment with key trade associations, coalitions and other organizations, in response to shareholder feedback. This disclosure can be accessed on the sustainability page of Occidental's website and in our 2021 Climate Report.

► We increased the weighting of sustainability metrics for incentive compensation to 30% of the company performance component of the annual cash incentive award for 2021 and 2022 in response to shareholder feedback and to enhance alignment with the company's net-zero strategy.

**Human Capital and Diversity:** Occidental's culture of diversity, inclusion and belonging (DIB) supports an environment where employees' differences are appreciated, celebrated and encouraged, with the goal that all employees are included and everyone feels that they belong. Societal events over the past two years involving racial and ethnic injustice underscore that much work remains to be done. The Board endorses management's position that racism and bigotry have no place at Occidental. To enhance Occidental's DIB programs and practices, as well as the company's human capital management generally:

► We disclosed the workforce diversity data from the Consolidated EEO-1 Report that Occidental submitted in 2021 to the U.S. Equal Employment Opportunity Commission for the 2020 fiscal year in response to shareholder feedback. We encourage you to review the report, available online at https://www.oxy.com/globalassets/documents/sustainability/oxy-eeo1-consolidated-2020.pdf.

► We formed a DIB Advisory Board and the DIB Ambassador Committee to support Occidental's DIB strategy, both of which are discussed in more detail in the "Corporate Governance" section under "Sustainability."

► We hosted an inaugural company-wide DIB live event in October 2021 to promote awareness, engagement and best practices and emphasize the importance of diversity to our future success. The event was employee-led with participation from senior leadership and the Board of Directors.

**Governance and Board Refreshment:** The Board is committed to robust corporate governance structures and practices that support Occidental's efforts to build long-term shareholder value. The Board understands and shares investors' goals for an appropriate balance of tenure, skills and backgrounds, including diversity of personal characteristics, among our membership and is committed to ongoing and thoughtful refreshment. Earlier this month, the Board added Vicky A. Bailey to the Board, which marked our fourth new independent director since 2019. The Board continues to seek additional members to enhance the diverse viewpoints and expertise currently represented on the Board.

## SHARE YOUR VIEWS

As always, we value your views and encourage you to share your opinions with us. This past year, Occidental proactively engaged with shareholders collectively representing a majority of shares outstanding, with independent director participation in many of these discussions. Going forward, Occidental remains committed to regular and transparent engagement with shareholders and other stakeholders, and shareholder feedback will continue to inform our viewpoints and decisions. If you would like to write to the Board, you may address your correspondence to the Board of Directors, in care of the Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Thank you for your continued support of Occidental. We are grateful to serve on your behalf.

Sincerely,

**On Behalf of Your Board,**



**STEPHEN I. CHAZEN**
Independent Chairman of the Board



**JACK B. MOORE**
Vice Chairman of the Board



**VICKI HOLLUB**
President and Chief Executive Officer

# Notice of Annual Meeting of Shareholders

You are cordially invited to attend Occidental's 2022 Annual Meeting of Shareholders (2022 Annual Meeting), to be held at 9:00 a.m. Central Time on Friday, May 6, 2022, via live webcast at www.virtualshareholdermeeting.com/OXY2022

 **DATE AND TIME**
Friday, May 6, 2022 at 9:00 a.m. Central Time

 **LOCATION**
Live webcast: www.virtualshareholdermeeting.com/OXY2022

 **RECORD DATE**
Each shareholder of record as of the close of business on March 11, 2022 (the record date) is entitled to receive notice of, attend and vote at the meeting.

## ITEMS OF BUSINESS

At the meeting, our shareholders will be asked to act on the following matters and consider any other matters as may properly come before the meeting:

| PROPOSAL | BOARD RECOMMENDATION | MORE INFORMATION |
|---|---|---|
| **1.** Elect the nine directors named in the proxy statement to serve until the 2023 Annual Meeting | **FOR** | **Page 14** |
| **2.** Approve, on an advisory basis, named executive officer compensation | **FOR** | **Page 35** |
| **3.** Ratify the selection of KPMG as Occidental's independent auditor | **FOR** | **Page 74** |
| **4.** Act on a shareholder proposal requesting Occidental set and disclose quantitative short-, medium- and long-term GHG emissions reduction targets consistent with the Paris Agreement, if properly presented | **AGAINST** | **Page 76** |

**Notice and Attendance**

A Notice of Internet Availability (NOIA) or proxy card is being mailed beginning on March 25, 2022 to each shareholder of record as of the record date. In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our employees and shareholders, we have decided to hold the 2022 Annual Meeting solely by virtual means. Shareholders of record as of the record date will be able to attend the 2022 Annual Meeting via live webcast, view the list of our shareholders of record, vote and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2022. To participate in the Annual Meeting, shareholders of record must enter the 16-digit control number that appears on their proxy card. If shareholders hold their shares in street name and their voting instruction form indicates that they may vote those shares through the http://www.proxyvote.com website, then they may join the 2022 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the 2022 Annual Meeting) and obtain a "legal proxy" in order to be able to join the 2022 Annual Meeting. We intend to return to hosting in-person annual meetings in 2023. Please see "Questions and Answers about the Annual Meeting and Voting" on page 82 for additional information.

## HOW TO VOTE

Your vote is extremely important. Regardless of whether or not you plan to attend the 2022 Annual Meeting, we encourage you to vote using any of the methods listed below. This will ensure that your shares are represented and will save Occidental additional expenses of soliciting proxies.

**INTERNET**
Online using your smartphone or computer at the website listed on the NOIA, proxy card or voting instruction form

**CALL**
By telephone call to the toll-free number listed on your proxy card or voting instruction form

**MAIL**
Completing, signing and returning your proxy card or voting instruction form in the postage-paid envelope provided

**VIRTUAL MEETING**
If you plan to participate in the 2022 Annual Meeting via the live webcast, you may vote online during the meeting using your smartphone or computer

If you have any questions or require any assistance in voting your shares, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or at 210-209-8052 or by email at oxy@allianceadvisors.com.



By Order of the Board,

*Nicole E. Clark*

**NICOLE E. CLARK**
Vice President, Deputy General Counsel and Corporate Secretary
March 25, 2022

# Table of Contents

# Proxy Statement Summary

This section highlights certain important information presented in this proxy statement and is intended to assist you in evaluating the matters to be voted on at the meeting. We encourage you to read the proxy statement in its entirety before you cast your vote. For more information regarding Occidental's 2021 performance, please review Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the Annual Report).

# Agenda Items and Voting Recommendations

| Proposal 1 | **Election of Directors** | |
|---|---|---|
| | The Governance Committee recommended to the Board, and the Board approved, the nomination of the nine persons whose biographies appear on pages 15-20 to serve for a one-year term ending at the 2023 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office. | The Board of Directors recommends a vote **"FOR"** each of the director nominees.<br>**See page 14** |

| Proposal 2 | **Advisory Vote to Approve Named Executive Officer Compensation** | |
|---|---|---|
| | The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 36 of this proxy statement. | The Board of Directors recommends a vote **"FOR"** this proposal.<br>**See page 35** |

| Proposal 3 | **Ratification of Selection of KPMG as Occidental's Independent Auditor** | |
|---|---|---|
| | The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2022. As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our shareholders for ratification. | The Board of Directors recommends a vote **"FOR"** this proposal.<br>**See page 74** |

| Proposal 4 | **Shareholder Proposal Requesting Occidental Set and Disclose Quantitative Short-, Medium- and Long-Term GHG Emissions Reduction Targets Consistent with the Paris Agreement** | |
|---|---|---|
| | Occidental expects this shareholder proposal to be introduced at the 2022 Annual Meeting. The Board of Directors disclaims any responsibility for the content of the proposal and for the statements made in support thereof, which, except for minor formatting changes, is presented in the form received from the shareholder proponent. The shareholder proposal is required to be voted on at the 2022 Annual Meeting only if it is properly presented. Because the Board believes Occidental has already set and disclosed quantitative short-, medium- and long-term goals for its Scope 1, 2 and 3 emissions that align with the goals of the Paris Agreement and are inextricably linked with the company's long-term corporate strategy, the Board recommends a vote "AGAINST" this proposal. | The Board of Directors recommends a vote **"AGAINST"** this proposal, if properly presented.<br>**See page 76** |

# Director Nominees and Composition Highlights

The Board seeks to achieve a diverse and broadly inclusive membership. Our Board's director nominees bring varying perspectives to the boardroom by virtue of their diverse backgrounds and experiences, qualifications, skills, genders, ethnicities and tenures on the Board. To better convey the well-roundedness of our Board's director nominees, we have included a skills matrix on page 21 that identifies the core competencies of each of our Board's director nominees that contributed to his or her nomination to the Board.



**STEPHEN I. CHAZEN**
President, Chief Executive Officer and Chairman, Magnolia Oil & Gas Corporation

**CHAIRMAN SINCE:**
2020

**DIRECTOR SINCE:**
2020

**COMMITTEE MEMBERSHIP:**




**JACK B. MOORE**
Former President and Chief Executive Officer, Cameron International

**VICE CHAIRMAN SINCE:**
2019

**DIRECTOR SINCE:**
2016

**COMMITTEE MEMBERSHIP:**




**VICKY A. BAILEY**
Former, Assistant Secretary, Domestic Policy and International Affairs, U.S. Department of Energy

President, Anderson Stratton International, LLC

**DIRECTOR SINCE:**
2022



**ANDREW GOULD**
Former Chairman and Chief Executive Officer, Schlumberger

**DIRECTOR SINCE:**
2020

**COMMITTEE MEMBERSHIP:**




**CARLOS M. GUTIERREZ**
Co-Founder, Executive Chairman and CEO, EmPath, Inc.

**DIRECTOR SINCE:**
2009

**COMMITTEE MEMBERSHIP:**




**VICKI HOLLUB**
President and Chief Executive Officer, Occidental

**DIRECTOR SINCE:**
2015



**WILLIAM R. KLESSE**
Former Chief Executive Officer and Chairman of the Board, Valero Energy

**DIRECTOR SINCE:**
2013

**COMMITTEE MEMBERSHIP:**




**AVEDICK B. POLADIAN**
Former Executive Vice President and Chief Operating Officer, Lowe Enterprises

**DIRECTOR SINCE:**
2008

**COMMITTEE MEMBERSHIP:**




**ROBERT M. SHEARER**
Former Managing Director, BlackRock Advisors, LLC

**DIRECTOR SINCE:**
2019

**COMMITTEE MEMBERSHIP:**


**BOARD COMMITTEES:**

 Advisory

 Audit

 Environmental, Health and Safety

 Sustainability and Shareholder Engagement

 Executive Compensation

 Corporate Governance and Nominating

● Chair  ● Member

## INDEPENDENCE

Occidental's governance policies require that independent directors comprise at least two-thirds of the members of the Board (a policy that exceeds New York Stock Exchange (NYSE) requirements). The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.[2]



**8 of 9**
Nominees are Independent

## TENURE

The average tenure of our Board's director nominees is approximately 6.8 years, which we believe reflects a balance of company experience and new perspectives.



**Average**
6.8 years

**3** 9 years and above
**2** 0-2 years
**1** 3-5 years
**3** 6-8 years

## AGE

The average age of our Board's director nominees is approximately 70 years, with the nominees ranging from 62 to 75 years old.



**Average**
70 years

**4** 70 and above
**5** 60-69

## DIVERSITY

The Board is committed to achieving a diverse and broadly inclusive membership. We recently added Ms. Bailey as a director and continue to seek additional members to enhance the diverse viewpoints and experiences currently represented.



**33%**
Diverse

**2** # of Racial/ Ethnic Minorities
**2** # of Women

[2] The Board also determined that Margarita Paláu-Hernández, who is not standing for re-election, Gary Hu and Andrew N. Langham, who served as directors until March 2022, and Nicholas Graziano, who served as a director until February 2021, each qualified as independent during his or her service on the Board.

# Corporate Governance Highlights

### RELATING TO THE BOARD

▶ Independent Chairman of the Board

▶ Independent Vice Chairman of the Board

▶ Annual elections of the entire Board by a majority of votes cast (for uncontested elections)

▶ Mandatory resignation if a majority vote is not received (for uncontested elections)

▶ Demonstrated commitment to Board refreshment

▶ Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors

▶ Board committees composed entirely of independent directors

▶ Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement

▶ Annual evaluations of the Board, each committee and individual directors

▶ One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

### RELATING TO SHAREHOLDER RIGHTS

▶ Ability of shareholders to call a special meeting at a 15% threshold

▶ Ability of shareholders to propose an action by written consent at a 15% threshold

▶ Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)

▶ Confidential Voting Policy

▶ Nominating Policy to consider properly submitted shareholder-recommended director nominees

▶ No supermajority voting requirements

▶ Active independent director participation in and oversight of the shareholder engagement program

# Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders.

In 2021, we engaged with shareholders representing approximately

## 4x

our outstanding shares*

\* Based on average shares outstanding in 2021. Includes each shareholder engagement, except engagements with direct board representation where engagement was counted once.

### HOW WE ENGAGED WITH OUR SHAREHOLDERS:

▶ **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss environmental, social and governance (ESG) matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.

▶ **We regularly complete roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**

▶ We also engage with investors through **virtual and in-person meetings, phone calls and emails.**

▶ **We regularly report our shareholders' views to the Board** and respond to feedback.

▶ **Independent directors** participated in many of our engagement meetings.

▶ **The Board's Sustainability and Shareholder Engagement Committee oversees our shareholder engagement program** and provides an avenue for shareholder feedback to be communicated directly to the Board.

### TOPICS DISCUSSED WITH OUR SHAREHOLDERS:

▶ Actions to strengthen the company's balance sheet, including divestiture progress and debt reduction

▶ Oxy Low Carbon Ventures (OLCV) updates

▶ Our net-zero pathway to achieve net-zero emissions in our operations and energy use (Scope 1 and 2) before 2040 and in our value chain, including the use of our products (Scope 3), with an ambition to do so before 2050

▶ Board oversight of the company's strategy

▶ Design and structure of our executive compensation program

▶ Reporting on climate, human capital and sustainability matters

▶ Cash flow priorities and return of capital

OXY

**Meaningful Dialogue with Shareholders on Climate.** Occidental uses engagement with shareholders, as well as other stakeholders, to have meaningful dialogue on ESG matters. During our recent series of off-season engagements in the fall/winter, we discussed climate matters with a majority of the shareholders participating; and we regularly engage with stakeholders, such as Climate Action 100+, an investor-led initiative that includes many of our largest shareholders, on our net-zero strategy, sustainability practices and reporting and other climate-related matters. These conversations have led to a better understanding of shareholder and stakeholder interests and helped shape Occidental's climate-related disclosure and our greenhouse gas (GHG) emissions reductions and net-zero targets. For example, through Occidental's engagement with Climate Action 100+, we recently published our climate policy positions and more information on Occidental's climate advocacy and engagement, including alignment of Occidental's climate policy positions with those of key trade associations, coalitions and other organizations.

In early 2021, we began engaging with Follow This on a proposal that they submitted on behalf of one of our shareholders, Benta B.V. (BBV), for inclusion in our 2021 proxy statement regarding adoption of a medium-term Scope 3 emissions target. After a series of productive conversations, Occidental committed to announce a medium-term net emissions reduction target (around 2030) as part of the pathway to our 2050 net-zero ambition before the 2022 Annual Meeting in exchange for the withdrawal of the proposal. Fulfilling that commitment, in December 2021, Occidental set a medium-term emissions reduction target to facilitate 25 million metric tons per year of geologic storage or utilization of captured carbon dioxide ($CO_2$) in our value chain by 2032, or other means of technologically feasible climate mitigation.

We continued our engagement with Follow This during our recent fall/winter off-season engagement and, in early 2022, began engaging with Follow This on a proposal they submitted on behalf of BBV requesting that Occidental set and publish quantitative targets covering the short-, medium-, and long-term GHG emissions of the company's operations and the use of our energy products (Scope 1, 2 and 3) that are aligned with the Paris Agreement (Paris or Paris Agreement). Unfortunately, after a series of discussions with Follow This, we were unable to reach an agreement for withdrawal. As explained later in our Board's Statement in Opposition on page 78, we believe this proposal is misdirected in part because Occidental has already set and disclosed quantitative short-, medium- and long-term goals for Occidental's Scope 1, 2 and 3 emissions that we believe align with the goals of the Paris Agreement. In particular, we believe that our recently-set medium-term Scope 1, 2 and 3 target reflects a trajectory toward our long-term net-zero goals consistent with the ramp-up of the commercialization of carbon capture, utilization and storage (CCUS) and direct air capture (DAC) technologies assumed in a range of external scenarios (such as the International Energy Agency (IEA) Net Zero Emissions scenario, the Intergovernmental Panel on Climate Change (IPCC) Special Report on Global Warming of 1.5°C mitigation pathway scenarios and Princeton University's Net-Zero America research). Additionally, as we have discussed with Follow This during our recent conversations regarding the proposal and Occidental's net-zero strategy, the Scope 1, 2 and 3 emissions reduction targets and ambitions that Occidental has set are inextricably linked to the strategy adopted by our executive team and our Board of Directors. We encourage you to read the proposal and our Board's Statement in Opposition, beginning on page 78, for further details on these important matters.

Occidental is committed to being a part of the climate solution and, in conjunction with our ongoing engagement with shareholders and other stakeholders, will carefully develop and implement policies and practices to reduce greenhouse gas emissions. We were the first U.S.-based global oil and gas company to include Scope 3 emissions within the scope of our net-zero goals. We also were the first U.S. oil and gas company to be recognized by Transition Pathway Initiative as in alignment with the 1.5°C path and noted as the only oil and gas company who plans to reduce its GHG intensity below the 1.5°C benchmark by 2050 in a recent analysis published in *Science*.[3]

# 2021 Business Performance Highlights

## Overview

Occidental's principal businesses consist of three segments: oil and gas, chemical and midstream and marketing. The oil and gas segment explores for, develops and produces oil (including condensate), natural gas liquids (NGL) and natural gas. The chemical segment (OxyChem) primarily manufactures and markets basic chemicals and vinyls. The midstream and marketing segment purchases, markets, gathers, processes, transports and stores oil (including condensate), NGL, natural gas, $CO_2$ and power. It also optimizes its transportation and storage capacity, and invests in entities that conduct similar activities, such as Western Midstream Partners, L.P. Within the midstream and marketing segment, our OLCV business unit seeks to leverage Occidental's legacy of carbon management expertise to develop CCUS projects, including the commercialization of DAC technology, and invests in other low-carbon technologies intended to reduce GHG emissions from our operations and strategically partner with other industries to help reduce their emissions.

We conduct operations internationally, with assets primarily in the United States, the Middle East and North Africa. We are one of the largest oil producers in the U.S., including a leading producer in the Permian and DJ basins, and offshore Gulf of Mexico. We are regarded as a premier partner in Oman, the United Arab Emirates and Algeria.

[3] How ambitious are oil and gas companies' climate goals? (2021, October 22). *Science*, 374 (6566). https://www.science.org/doi/10.1126/science.abh0687

# 2021 Performance Highlights

For information regarding the relationship between our performance highlights and the executive compensation program, please see "Compensation Discussion and Analysis," beginning on page 36.

 ## Strategic

▶ Established additional quantitative short-and medium-term targets for Occidental's Scope 1, 2 and 3 emissions that align with the goals of the Paris Agreement and support Occidental on our path to achieving net zero.

▶ Progressed the work of OLCV with continued focus on projects aimed at reducing our carbon footprint, including the world's largest DAC and sequestration plant.

▶ Completed large-scale divestiture program with approximately $2.0 billion in net proceeds from divestitures in 2021, before purchase price adjustments, which were largely used to repay debt and reduce other liabilities.

 ## Operational

▶ Exceeded initial 2021 production guidance by 27 millions of barrels of oil equivalent per day (Mboed) within the company's original capital budget.

▶ Set multiple drilling and completion records across Occidental's domestic and international businesses.

▶ Ended 2021 with proved reserves of approximately 3.5 billion barrels of oil equivalent (Boe), reflecting an increase of approximately 0.6 billion Boe over year-end 2020.

▶ Delivered average Delaware Basin six-month cumulative oil production 34% above the basin average while using less proppant than competitors.

 ## Financial

▶ Generated operating cash flow from continuing operations of $10.3 billion and record free cash flow of $8.8 billion.[4]

▶ Reduced face value of borrowings by $6.7 billion and retired interest rate swaps with a notional value of $750 million.

▶ Made substantial progress toward the company's net debt target of $25 billion, and set a new goal of reducing debt by a further $5 billion in the short-term and regaining investment grade credit ratings in the medium-term.

▶ Generated record OxyChem earnings of $1.54 billion.

 ## Health, Safety & Environmental

▶ Launched Occidental's Operating Management System (OMS), which integrates our systems for health, safety, environmental and sustainability performance, asset integrity, risk management and operational excellence.

▶ Continued proactive health and safety protocols to reduce the risk of transmission of COVID-19 and its new variants at work sites across our global operations.

▶ Continued to emphasize safety in the workplace and championed Occidental's Life-Saving Rules program, which is designed to help the company's workforce identify and understand potential hazards and apply safeguards to prevent or mitigate incidents.

▶ Joined the Onshore Safety Alliance and committed to the American Petroleum Institute's (API) Energy Excellence program.

[4] Free cash flow is a non-GAAP financial measure. See Appendix A for a reconciliation to GAAP.

## 🌿 Sustainability

- Became the first U.S. upstream oil and gas company to enter into sustainability-linked credit facilities with absolute GHG emissions reductions as the key performance indicator.

- Endorsed the World Economic Forum's Stakeholder Capitalism Metrics, Methane Guiding Principles and the United Nations-led Oil and Gas Methane Partnership 2.0 and, through OLCV, serve as a founding partner in the CCS+ Initiative to advance carbon accounting with the goal of scaling up global decarbonization and carbon removal.

- Commenced front-end engineering and design (FEED) for the company's first DAC facility in May 2021, which is expected to be completed in the first half of 2022, with construction slated to commence in the second half of 2022.

- Delivered the world's first shipment of carbon-neutral oil.

- Continued to implement new facility designs, retrofitting of existing equipment, energy efficiency projects and changes to operating practices to reduce GHG emissions from ongoing and new operations by consolidating production facilities, electrifying equipment, retrofitting or replacing high-bleed pneumatic valves with low or no-bleed valves, and designing compression projects to advance Occidental's commitment to eliminate routine flaring by 2030, among other actions.

- Continued to dedicate resources to advancing CCUS projects for anthropogenic (human-made) carbon dioxide and announced additional OLCV projects and partnerships, including investments to advance innovative low-carbon technology.

- Recycled significant volumes of produced water through Occidental's Water Recycling Facilities in New Mexico and Texas, which has enabled us to reduce sourcing of fresh water while also reducing produced water disposal in our Permian operations.

- Disclosed the workforce diversity data from the Consolidated EEO-1 Report that Occidental submitted in 2021 to the U.S. Equal Employment Opportunity Commission for the 2020 fiscal year.

- Formed a DIB Advisory Board and the DIB Ambassador Committee to support Occidental's DIB strategy.

# Executive Compensation Program Summary

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices.

The primary elements of executive compensation are "direct compensation" and consist of base salary, an annual cash incentive award and long-term incentive awards. Direct compensation is heavily weighted toward long-term incentive awards. In 2021, Ms. Hollub's target direct compensation consisted of: long-term incentive awards conditioned on Occidental's three-year TSR and CROCE performance (37.50%); time-vesting RSU awards (18.75%); and NQSOs (18.75%) (terms defined below).

# Allocation of Direct Compensation Elements in 2021

A substantial majority of named executive officer (NEO) compensation is dependent on performance. 90% of Ms. Hollub's (and an average of 84% of the other NEOs') target direct compensation opportunity is variable, or at risk. The ultimate value of at risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.

**CEO TARGET DIRECT COMPENSATION MIX[1] — 90% VARIABLE/AT RISK**



| 10% | 15% | 18.75% | 18.75% | 18.75% | 18.75% |
|---|---|---|---|---|---|
| Base Salary | ACI Award | RSU Award | NQSO Awards | TSR Award | CROCE Award |

**25%** Cash

**75%** Stock Awards

[1] Target direct compensation is composed of base salary, target annual cash incentive award opportunity and the target value of long-term incentive awards.

# Alignment of Target Compensation with Shareholder Experience

Following the challenges posed by the COVID-19 pandemic and the collapse in oil and gas prices in 2020, the Compensation Committee reduced CEO direct target compensation for 2021 as shown in the graph below to further align CEO compensation with our shareholder experience.

**CEO DIRECT TARGET COMPENSATION REDUCTION FOR 2021**



* Set by the Compensation Committee in February 2020

# Highlights of Executive Compensation Program Policies and Practices

The 2021 executive compensation program for the NEOs includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

## WHAT WE DO

✔ **Pay-for-Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive award program and annual cash incentive (ACI) awards annually to evaluate their continued alignment with Occidental's business priorities.

✔ **Act on Shareholder Feedback.** Shareholder feedback influences the executive compensation program and contributed to the Compensation Committee's decisions to maintain total CEO target compensation for 2021 at a 29% reduction from pre-COVID levels and increase the weighting of sustainability metrics to 30% for the company performance portion of the ACI award opportunity. The favorable response from shareholders on the latter informed the Compensation Committee's decision to maintain the sustainability metric as well as the weighting for the 2022 ACI award.

✔ **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back ACI awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.

✔ **Emphasize Stock Ownership.** Cash Return on Capital Employed (CROCE) and Total Shareholder Return (TSR) awards are payable in shares of common stock and the net shares received upon each Restricted Stock Unit (RSU) award vesting are subject to a two-year holding period. In addition, the named executive officers (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from three to six times the officer's annual base salary, and a holding requirement until such guidelines are met.

✔ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.

✔ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the Amended and Restated 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.

✔ **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative.

## WHAT WE DON'T DO

✗ **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).

✗ **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.

✗ **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any executive officer which exceed 2.99 times his or her salary plus ACI award without shareholder approval.

✗ **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, the 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

# Proposal 1

# ELECTION OF DIRECTORS



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

## Director Nominations

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs and support oversight of our business strategy and priorities. In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee (the Governance Committee) evaluates a candidate's character; judgment; skill set and experience in light of Occidental's current and future needs and strategic priorities; independence; other time commitments, including other public and private company board memberships; and any other factors that the Governance Committee deems relevant. In addition, in determining whether to recommend incumbent directors for reelection to the Board, the Governance Committee also reviews and considers the director's board and committee meeting attendance; the level of support that the director's nomination received at the most recent annual shareholders' meeting (if applicable); and the well-roundedness of the Board as a whole.

The Board is committed to ongoing and thoughtful refreshment of its membership and strives to maintain an appropriate balance of tenure, backgrounds and skills on the Board. The Board believes that this ongoing refreshment, which has resulted in four new directors since 2019, further aligns Board composition with the needs of Occidental as our business evolves over time and encourages regular consideration of fresh viewpoints and perspectives. The Board also believes that over time, directors develop an enhanced understanding of Occidental and an ability to work effectively as a group. Accordingly, the Board aims to have directors with a mix of tenures represented. In addition, the Board and the Governance Committee actively consider diversity in their recruitment and nominations of director candidates, and the effectiveness of these efforts is actively assessed during regular reviews of the Board's composition.

Effective as of March 4, 2022, Gary Hu and Andrew Langham tendered their resignations pursuant to Section 1(d) of the Director Appointment and Nomination Agreement with Carl C. Icahn and certain affiliated persons, which Occidental entered into on March 25, 2020. Subsequently, the Board appointed Vicky A. Bailey as its newest member, effective March 22, 2022. In addition, Margarita Paláu-Hernández will not stand for re-election at the 2022 Annual Meeting and, accordingly, will retire from the Board at the 2022 Annual Meeting. The Board thanks Messrs. Hu and Langham and Ms. Paláu-Hernández for their service and welcomes Ms. Bailey to the Board.

In light of these developments, the Governance Committee recommended to the Board, and the Board approved, the nomination of the nine persons whose biographies appear below to serve for a one-year term ending at the 2023 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office. Following the resignations and the appointment of Ms. Bailey, the Board determined to decrease the size of the Board from eleven to ten directors; and the size of the Board will be reduced to nine directors effective at the opening of the polls at the 2022 Annual Meeting.

The Board appreciates the value of diversity of backgrounds and experiences among its membership and shares investors' goals for racial, ethnic and gender diversity on boards. Accordingly, the Board is actively seeking additional members to enhance the diverse viewpoints and expertise currently represented on the Board and to increase the Board's racial, ethnic and gender diversity.

If you submit a validly executed proxy card but do not specify how you want to vote your shares with respect to the election of directors, then your shares will be voted "FOR" the nominees proposed by our Board and named in this proxy statement, in line with our Board's recommendation. The Board has no reason to believe that any of the Board's nominees would be unable or

unwilling to serve as a director if elected. However, should any of our Board's nominees be unable or unwilling to stand for election at the time of the 2022 Annual Meeting, proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors.

Pursuant to Occidental's By-laws, in an uncontested election, the affirmative vote of a majority of votes cast with respect to each director nominee will be required for the nominee to be elected, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker will not vote your shares on this proposal unless you give voting instructions, and abstentions and broker non-votes have no effect on the vote. Any nominee for director who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31 of the year of the election.

# About the Director Nominees

All of the nominees are currently directors of Occidental who were elected by shareholders at the 2021 Annual Meeting, except for Ms. Bailey, who was appointed to the Board in March 2022.

Biographical information with respect to each of our Board's director nominees, together with a list of the core competencies that contributed to the determination that such person should serve as a director, is presented below. An overview of the core competencies of each of our Board's director nominees is featured in a skills matrix on page 21.

## STEPHEN I. CHAZEN



**INDEPENDENT**
**Age:** 75
**Chairman Since:** 2020
**Director Since:** 2020
**Board Committees:**
Advisory (Chair)

**Current Public Company Directorships:**
Magnolia Oil & Gas Corporation
The Williams Companies, Inc. (until April 2022)[5]

**Former Public Company Directorships (within the last 5 years):**
Ecolab Inc.

**Director Qualifications**

Mr. Chazen is the President, Chief Executive Officer and Chairman of Magnolia Oil & Gas Corporation, a publicly-traded exploration and production company. Prior to that, Mr. Chazen was President and Chief Executive Officer of Occidental from May 2011 to April 2016 and served as a member of the Board from May 2010 to May 2017. Mr. Chazen served as Occidental's President and Chief Operating Officer from 2010 to 2011; President and Chief Financial Officer from 2007 to 2010; Chief Financial Officer and Senior Executive Vice President from 2004 to 2007; Chief Financial Officer and Executive Vice President-Corporate Development from 1999 to 2004; and Executive Vice President-Corporate Development from 1994 to 1999. Before joining Occidental, Mr. Chazen was Managing Director in Corporate Finance and Mergers and Acquisitions at Merrill Lynch. He worked as Director of Project Evaluation and Reservoir Engineering at Columbia Gas Development Corporation from 1977 to 1982. He began his career with Northrop Corporation in 1973 as a Laboratory Manager at the Johnson Space Center. Mr. Chazen is a former Chairman of the Board of the American Petroleum Institute and the Catalina Island Conservancy. Mr. Chazen was appointed to the University of Houston System Board of Regents in 2018 and serves on the Advisory Board at Rice University's Baker Institute for Public Policy. He is a director of the Houston Methodist Institute for Academic Medicine and the National Park Foundation. Mr. Chazen holds a Ph.D. in Geology from Michigan State University, a master's degree in Finance from the University of Houston, and a bachelor's degree in Geology from Rutgers College.

**Core Competencies**

 Executive Compensation

 Finance/ Capital Markets

 Financial Reporting/ Accounting Experience

 Industry Background

 Investor Relations

 Public Company Executive Experience

 Risk Management

[5] As announced by Williams in 2021, Mr. Chazen's final term on the Williams board will end at Williams' annual meeting in April 2022.

## JACK B. MOORE



**INDEPENDENT**

**Age:** 68

**Vice Chairman Since:** 2019

**Director Since:** 2016

**Board Committees:**
Compensation (Chair);
Advisory; Governance

**Current Public Company Directorships:**
KBR Inc.
ProPetro Holding Corp.

**Former Public Company Directorships (within the last 5 years):**
Rowan Companies plc

### Director Qualifications

Mr. Moore most recently served as President and Chief Executive Officer of Cameron International Corporation from April 2008 to October 2015 and served as Chairman of the Board of Cameron from May 2011 until it was acquired by Schlumberger in 2016. Mr. Moore served as Cameron's President and Chief Operating Officer from January 2007 to April 2008. Mr. Moore joined Cameron in 1999 and, prior to that, held various management positions at Baker Hughes, where he was employed for over 20 years. Mr. Moore is a partner at Genesis Investments. He currently serves on the University of Houston System Board of Regents and actively serves in leadership positions with the American Heart Association. Mr. Moore is a graduate of the University of Houston with a B.B.A. degree and attended the Advanced Management Program at Harvard Business School.

### Core Competencies

|  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|
| Environmental, Health, Safety & Sustainability | Executive Compensation | Financial Reporting/ Accounting Experience | Industry Background | International Experience | Public Company Executive Experience | Risk Management |

## VICKY A. BAILEY



**INDEPENDENT**
**Age:** 69
**Director Since:** 2022

**Current Public Company Directorships:**
Cheniere Energy, Inc.
Equitrans Midstream
  Corporation
PNM Resources, Inc.

**Former Public Company Directorships (within the last 5 years):**
EQT Corporation

### Director Qualifications

Ms. Bailey has been President of Anderson Stratton International, LLC. (ASI), a strategic consulting and government relations entity, since November 2005 and is a former equity partner of BHMM Energy Services, LLC (2006-2013), a certified minority-owned energy facility management company contracted to manage the Central Energy Plant at the Indianapolis Airport Midfield Terminal Complex. Before being President of ASI, Ms. Bailey was a partner with Bennett Johnston & Associates, LLC, a public relations firm in Washington, D.C (2004-2006). Ms. Bailey served as Assistant Secretary, U.S. Department of Energy for both Domestic Policy and International Affairs from 2001 to 2004. In the aftermath of September 11th, she was co-chair of several bilateral international energy working groups with the goal of implementing our national energy policy and strengthening our relationships with other nations to foster energy security. Also, in this role, she served as Vice Chair and the U.S. representative to the IEA, working with all energy-producing nations. Notably the International Energy Forum (IEF) was established in Riyadh, Saudi Arabia during her time as Assistant Secretary. Domestically, Ms. Bailey oversaw the development and implementation of energy policy in the areas of clean coal technologies, nuclear power, crude oil production, natural gas development and LNG production. Previously, she was the President of PSI Energy, Inc., Indiana's largest electric utility and a subsidiary of Cinergy Corp. (now Duke Energy). From 1993 to 2000, she was appointed as a Commissioner, Federal Energy Regulatory Commission (FERC), and from 1986 to 1993, she served as a Commissioner, Indiana Utility Regulatory Commission (IURC). Ms. Bailey was a trustee of the North American Electric Reliability Corporation (NERC) from 2010 to 2013, the not-for-profit international regulatory authority whose mission is to assure the effective and efficient reduction of risks to the reliability and security of the transmission grid. In addition to her public company board service, Ms. Bailey serves as a director of Battelle Memorial Institute, a private nonprofit applied science, technology and research organization that has a management role at several of the U.S. national laboratories. Her other not-for-profit board service include Executive Chair, United States Energy Association (USEA), a trustee of The Conference Board (TCB), Resources for the Future (RFF), member National Petroleum Council, American Association of Blacks in Energy (AABE), National Academies Board on Energy and Environmental Systems and the Girl Scout Council of the Nation's Capital. Ms. Bailey has a Bachelor of Science in Industrial Management from the Krannert School of Management at Purdue University and completed the Advanced Management Program at the Wharton School of the University of Pennsylvania.

### Core Competencies



Corporate
Governance



Environmental,
Health,
Safety &
Sustainability



Financial
Reporting/
Accounting
Experience



Government,
Legal &
Regulatory



Industry
Background



International
Experience



Public
Company
Executive
Experience

## ANDREW GOULD



**INDEPENDENT**
**Age:** 75
**Director Since:** 2020
**Board Committees:**
Environmental, Health and Safety (Chair); Advisory; Audit; Sustainability

**Former Public Company Directorships (within the last 5 years):**
BG Group
McDermott International, Ltd
Saudi Aramco

### Director Qualifications

Mr. Gould is the former Chairman and Chief Executive Officer of Schlumberger Limited (Schlumberger), a leading oilfield services company, and served in that capacity from 2003 to 2011. Mr. Gould began his career at Schlumberger in 1975 in its Internal Audit department, based in Paris. In addition to his career at Schlumberger, Mr. Gould served as non-Executive Chairman of BG Group, a multinational oil and gas company, from 2012 until its sale to Royal Dutch Shell in 2016 and served as interim Executive Chairman in 2014. Mr. Gould served on the United Kingdom Prime Minister's Council for Science and Technology from 2004 to 2007. He was Vice-Chairman Technology for the United States National Petroleum Councils' 2007 report "Facing the Hard Truths about Energy" and was awarded the Charles F. Rand Memorial Gold Medal by the Society of Petroleum Engineers in 2014. He is currently a partner of CSL Capital Management, a private equity firm that specializes in energy services, Chairman of BJ Energy Services, a private pressure pumping business, Chairman of Kayrros Advisory Board, an advanced data analytics company, and Chairman of the International Advisory Board at Boston Consulting Group Center for Energy Impact. Mr. Gould is a member of the U.S. National Petroleum Council. Mr. Gould has an undergraduate degree in Economic History from Cardiff University and qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

### Core Competencies

       

| Environmental, Health, Safety & Sustainability | Executive Compensation | Finance/ Capital Markets | Financial Reporting/ Accounting Experience | Industry Background | International Experience | Investor Relations | Public Company Executive Experience |

## CARLOS M. GUTIERREZ



**INDEPENDENT**
**Age:** 68
**Director Since:** 2009
**Board Committees:**
Governance (Chair); Audit; Sustainability

**Current Public Company Directorships:**
Exelon Corporation
MetLife, Inc.

**Former Public Company Directorships (within the last 5 years):**
Time Warner Inc.

### Director Qualifications

Secretary Gutierrez is Co-Founder, Executive Chairman and CEO of EmPath, Inc., a skills intelligence software technology company. Previously, Secretary Gutierrez was Co-Chair of Albright Stonebridge Group, a commercial diplomacy and strategic advisory firm, from April 2013 to July 2020. He joined Albright Stonebridge from Citigroup Inc. where he was Vice Chairman of the Institutional Clients Group and a member of the Senior Strategic Advisory Group at Citigroup Inc. from 2011 to February 2013. Prior to joining Citigroup, Secretary Gutierrez was with communications and public affairs consulting firm APCO Worldwide Inc., where he was Chairman of the Global Political Strategies division in 2010. He served as U.S. Secretary of Commerce from February 2005 to January 2009, where he worked with foreign government and business leaders to advance economic relationships and enhance trade. Prior to his government service, Secretary Gutierrez was with Kellogg Company, a global manufacturer and marketer of well-known food brands, for nearly 30 years. After assignments in Latin America, Canada, Asia, and the United States, he became President and Chief Executive Officer in 1999 and Chairman of the Board in 2000, positions he held until 2005. Secretary Gutierrez currently serves as an external director on the U.S. Board of PwC, a private professional services firm. He is a member of the Human Freedom Advisory Council at the George W. Bush Institute, the Bo'ao Forum for Asia and the Tent Partnership for Refugees Advisory Council. He is also a co-founder of The Dream.US, a scholarship fund for undocumented students.

### Core Competencies

      

| Executive Compensation | Financial Reporting/ Accounting Experience | Government, Legal & Regulatory | International Experience | Investor Relations | Public Company Executive Experience | Risk Management |

## VICKI HOLLUB



**PRESIDENT AND CHIEF EXECUTIVE OFFICER**
**Age:** 62
**Director Since:** 2015

**Current Public Company Directorships:**
Lockheed Martin

### Director Qualifications

Ms. Hollub became President and Chief Executive Officer of Occidental Petroleum Corporation in April 2016. She has been a member of Occidental's Board of Directors since 2015. During her 35-year career with Occidental, Ms. Hollub has held a variety of management and technical positions with responsibilities on three continents, including roles in the United States, Russia, Venezuela and Ecuador. Most recently, she served as Occidental's President and Chief Operating Officer, overseeing the company's oil and gas, chemical and midstream operations. Ms. Hollub previously was Senior Executive Vice President, Occidental Petroleum, and President, Oxy Oil and Gas, where she was responsible for operations in the U.S., the Middle East and Latin America. Prior to that, she held a variety of leadership positions, including Executive Vice President, Occidental, and President, Oxy Oil and Gas, Americas; Vice President, Occidental, and Executive Vice President, U.S. Operations, Oxy Oil and Gas; Executive Vice President, California Operations; and President and General Manager of the company's Permian Basin operations. Ms. Hollub started her career at Cities Service, which was acquired by Occidental. Ms. Hollub serves on the board of the American Petroleum Institute. She is the chair of the U.S. Secretary of Energy Advisory Board, a stewardship board member for the World Economic Forum's Platform for Shaping the Future of Energy and Materials, and a member of the Oil and Gas Climate Initiative. A graduate of the University of Alabama, Ms. Hollub holds a Bachelor of Science in Mineral Engineering. She was inducted into the University of Alabama College of Engineering 2016 class of Distinguished Engineering Fellows.

### Core Competencies

      

| Environmental, Health, Safety & Sustainability | Financial Reporting/ Accounting Experience | Government, Legal & Regulatory | Industry Background | International Experience | Public Company Executive Experience | Risk Management |

## WILLIAM R. KLESSE



**INDEPENDENT**
**Age:** 75
**Director Since:** 2013
**Board Committees:**
Environmental, Health and Safety; Compensation

**Current Public Company Directorships:**
MEG Energy

### Director Qualifications

Mr. Klesse is the former Chief Executive Officer and former Chairman of the Board of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power. He joined the Valero board as Vice Chairman in 2005 and served as Chairman of the Board from 2007 until his retirement in December 2014. From 2006 to May 2014, he served as Chief Executive Officer of Valero and served as President from 2008 to 2013. From 2003 to 2005, Mr. Klesse was Valero's Executive Vice President and Chief Operating Officer. Prior to that, he served as Executive Vice President of Refining and Commercial Operations following Valero's 2001 acquisition of Ultramar Diamond Shamrock Corporation, where he had been Executive Vice President of the company's refining operations. Mr. Klesse began his 40-plus year career in the energy industry at Diamond Shamrock Corporation, which merged with Ultramar Corporation in 1996. Mr. Klesse is a trustee of the University of Dayton, Texas Biomedical Research Institute and United Way of San Antonio and Bexar County and serves on the Advisory Board of the San Antonio Food Bank. He also serves on the boards of The Briscoe Western Art Museum and Christus Santa Rosa Foundation. Mr. Klesse holds a bachelor's degree in Chemical Engineering from the University of Dayton and a Master of Business Administration with an emphasis in Finance from West Texas A&M University.

### Core Competencies

       

| Environmental, Health, Safety & Sustainability | Executive Compensation | Finance/ Capital Markets | Financial Reporting/ Accounting Experience | Industry Background | Investor Relations | Public Company Executive Experience | Risk Management |

## AVEDICK B. POLADIAN



**INDEPENDENT**
**Age:** 70
**Director Since:** 2008
**Board Committees:**
Audit (Chair); Governance;
Compensation

**Current Public Company Directorships:**
Public Storage
Western Asset Management
 Company Funds

**Former Public Company Directorships (within the last 5 years):**
California Resources
Corporation

### Director Qualifications

Mr. Poladian is currently a director and the former Executive Vice President and Chief Operating Officer (2002-2016) of Lowe Enterprises, Inc., a privately-held diversified national real estate company active in commercial, residential and hospitality property investment, management and development. During his tenure as Chief Operating Officer, Mr. Poladian oversaw human resources, risk management, construction, finance and legal functions across the firm. Mr. Poladian was with Arthur Andersen from 1974 to 2002, admitted to Partner in 1984, Managing Partner, Pacific Southwest in 1989, and is a certified public accountant (inactive). He is a past member of the Young Presidents Organization, the California Society of CPAs and the American Institute of CPAs. Mr. Poladian was appointed to the California State Board of Accountancy and served in the position for nine years. He is a Director Emeritus of the YMCA of Metropolitan Los Angeles, a member of the Board of Advisors of the USC Price School of Public Policy, a member of the Board of Advisors of the Ronald Reagan UCLA Medical Center and a former Trustee of Loyola Marymount University. Mr. Poladian holds a bachelor's degree in Accounting from Loyola Marymount University.

### Core Competencies

|  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|
| Corporate Governance | Executive Compensation | Finance/ Capital Markets | Financial Reporting/ Accounting Experience | Government, Legal & Regulatory | Risk Management | Technology/ Cyber Security |

## ROBERT M. SHEARER



**INDEPENDENT**
**Age:** 66
**Director Since:** 2019
**Board Committees:**
Sustainability (Chair);
Audit; Environmental,
Health and Safety

### Director Qualifications

Mr. Shearer retired in 2017 as a managing director of BlackRock Advisors, LLC, where he also served as co-head of BlackRock's Equity Dividend team and was a member of the Fundamental Equity Platform within BlackRock's Portfolio Management Group. Mr. Shearer was also the portfolio manager for both the BlackRock Equity Dividend Fund and Natural Resources Trust, which grew from $500 million to over $50 billion under his leadership. Prior to that, Mr. Shearer managed the Merrill Lynch World Natural Resources Portfolio for Merrill Lynch Investment Managers, which merged with BlackRock in 2006. Mr. Shearer has also held senior leadership roles at David L. Babson & Company, Concert Capital Management and Fiduciary Trust Company International. As a senior research officer for Citicorp Investment Management, he focused on the oil industry, including exploration and production, pipelines and oilfield services. Mr. Shearer holds an undergraduate degree in Economics from the University of Wisconsin, as well as a Master of International Management from the Thunderbird School of Global Management and a Master of Business Administration from the University of Wisconsin. He is a Chartered Financial Analyst.

### Core Competencies

|  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|
| Corporate Governance | Environmental, Health, Safety & Sustainability | Finance/ Capital Markets | Financial Reporting/ Accounting Experience | Industry Background | International Experience | Investor Relations |

# Summary of the Board's Director Nominee Core Competencies and Composition Highlights

The following chart summarizes the competencies that the Board considers valuable to effective oversight of Occidental and illustrates how our Board's director nominees individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience as we look to each director to be knowledgeable in these areas; rather, the indicator represents that the item is a core competency that contributed to his or her nomination to the Board.

| | Chazen | Moore | Bailey | Gould | Gutierrez | Hollub | Klesse | Poladian | Shearer |
|---|---|---|---|---|---|---|---|---|---|
| **Corporate Governance** — contributes to the Board's understanding of best practices in corporate governance matters | | | ● | | | | | ● | ● |
| **Environmental, Health, Safety & Sustainability** — contributes to the Board's oversight and understanding of EHS and sustainability issues and their relationship to the company's business and strategy | | ● | ● | ● | | ● | ● | | ● |
| **Executive Compensation** — contributes to the Board's ability to attract, motivate and retain executive talent and to align compensation programs with shareholder interests | ● | ● | | ● | ● | | ● | ● | |
| **Finance/Capital Markets** — valuable in evaluating Occidental's capital structure, capital allocation and financial strategy (dividends/stock repurchases/financing) | ● | | | ● | | | ● | ● | ● |
| **Financial Reporting/Accounting Experience** — critical to the oversight of the company's financial statements and financial reports | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Government, Legal & Regulatory** — contributes to the Board's ability to navigate regulatory dynamics and understand complex legal matters and public policy issues | | | ● | | ● | ● | | ● | |
| **Industry Background** — contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment | ● | ● | ● | ● | | ● | ● | | ● |
| **International Experience** — critical to cultivating and sustaining business and governmental relationships internationally and providing oversight of our multinational operations | | | ● | ● | ● | ● | ● | | ● |
| **Investor Relations** — contributes to the Board's understanding of shareholder concerns and perceptions | ● | | | ● | ● | | ● | | ● |
| **Public Company Executive Experience** — contributes to the Board's understanding of operations and business strategy and demonstrates leadership ability | ● | ● | ● | ● | ● | ● | ● | | |
| **Risk Management** — contributes to the identification, assessment and prioritization of significant risks facing the company | ● | ● | | | ● | ● | ● | ● | |
| **Technology/Cyber Security** — contributes to the Board's understanding of information technology and cyber risks | | | | | | | | ● | |

## INDEPENDENCE

Occidental's governance policies require that independent directors comprise at least two-thirds of the members of the Board (a policy that exceeds NYSE requirements). The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.(6)


8 of 9
Nominees are Independent

## TENURE

The average tenure of our Board's director nominees is approximately 6.8 years, which we believe reflects a balance of company experience and new perspectives.


3
9 years and above
2
0-2 years
Average
6.8 years
1
3-5 years
3
6-8 years

## AGE

The average age of our Board's director nominees is approximately 70 years, with the nominees ranging from 62 to 75 years old.


4
70 and above
Average
70 years
5
60-69

## DIVERSITY

The Board is committed to achieving a diverse and broadly inclusive membership. We recently added Ms. Bailey as a director and continue to seek additional members to enhance the diverse viewpoints and experiences currently represented.


33%
Diverse
2
# of Racial/ Ethnic Minorities
2
# of Women

(6) The Board also determined that Margarita Paláu-Hernández, who is not standing for re-election, Gary Hu and Andrew N. Langham, who served as directors until March 2022, and Nicholas Graziano, who served as a director until February 2021, each qualified as independent during his or her service on the Board.

# Corporate Governance

Occidental's corporate governance policies (the Corporate Governance Policies) establish Occidental's governance framework. The Corporate Governance Policies address the structure and operation of the Board, including matters related to director independence; tenure; outside board memberships; the role of the Board's Independent Chairman; director stock ownership; and Board and Committee performance evaluations. In addition to the Corporate Governance Policies, the Board has established other stand-alone governance policies, including a policy on shareholder rights plans, a confidential voting policy and an independent compensation consultant policy. Occidental's governance policies are reviewed and updated periodically, in light of changing regulations, evolving best practices and shareholder feedback. The Corporate Governance Policies and other governance policies are available on our website at www.oxy.com/investors/Governance.

> Occidental's corporate governance practices generally align with the Investor Stewardship Group's Corporate Governance Framework for U.S. Listed Companies.

## Corporate Governance Highlights

### RELATING TO THE BOARD

- ► Independent Chairman of the Board
- ► Independent Vice Chairman of the Board
- ► Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- ► Mandatory resignation if a majority vote is not received (for uncontested elections)
- ► Demonstrated commitment to Board refreshment
- ► Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors
- ► Board committees composed entirely of independent directors
- ► Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement
- ► Annual evaluations of the Board, each committee and individual directors
- ► One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

### RELATING TO SHAREHOLDER RIGHTS

- ► Ability of shareholders to call a special meeting at a 15% threshold
- ► Ability of shareholders to propose an action by written consent at a 15% threshold
- ► Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
- ► Confidential Voting Policy
- ► Nominating Policy to consider properly submitted shareholder-recommended director nominees
- ► No supermajority voting requirements
- ► Active independent director participation in and oversight of the shareholder engagement program

# Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders. Occidental proactively offers engagement meetings with shareholders collectively representing over a majority of shares outstanding and responds to engagement requests as they are received. Feedback from these meetings is shared with directors through senior management reports to the Board and its committees and by virtue of independent director participation in various shareholder engagements throughout the year.

In 2021, we engaged with shareholders representing approximately

## 4x

our outstanding shares*

\* Based on average shares outstanding in 2021. Includes each shareholder engagement, except engagements with direct board representation where engagement was counted once.

## HOW WE ENGAGED WITH OUR SHAREHOLDERS:

▶ **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss ESG matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.

▶ **We regularly complete roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**

▶ We also engage with investors through **virtual and in-person meetings, phone calls, and emails.**

▶ **We regularly report our shareholders' views to the Board** and respond to feedback, as described below.

▶ **Independent directors** participated in many of our engagement meetings.

▶ **The Board's Sustainability and Shareholder Engagement Committee oversees our shareholder engagement program** and provides an avenue for shareholder feedback to be communicated directly to the Board.

## RESPONDING TO FEEDBACK:

Engagements in recent years have resulted in several enhancements to Occidental's practices and disclosures regarding environmental and sustainability matters, including the content of Occidental's climate reports; matters related to corporate governance, including the adoption of proxy access, the amendments to Occidental's by-laws and charter to, among other things, facilitate shareholders' ability to act by written consent and call special meetings; and the executive compensation program, including the design of the long-term incentive program.

In 2021, through Occidental's engagement with Climate Action 100+, we published the company's climate policy positions and more information on Occidental's climate advocacy and engagement, including alignment of Occidental's climate policy positions with those of key trade associations, coalitions and other organizations. We also engaged with As You Sow (AYS) on racial justice, which prompted us to enhance our external disclosure on our DIB program and the company's position on racial justice. We believe that the company's priorities are closely aligned with those of AYS' Racial Justice Initiative and intend to continue our constructive engagement with AYS on racial justice, including racial equity issues and environmental justice.

OXY

# ESG and Sustainability

## Four Pillars of Sustainability

Occidental's sustainability reporting and strategy align with the World Economic Forum's (WEF) four pillars of Stakeholder Capitalism: (1) principles of governance, (2) planet, (3) people and (4) prosperity. Each pillar represents a key focus area as we continue to implement and enhance sustainable business practices and programs. We are proud that Occidental was the first U.S. oil and gas company to endorse WEF's Stakeholder Capitalism Metrics, a global ESG framework that promotes transparency with investor and stakeholder engagement.



**Principles of Governance**



**Planet**



**People**



**Prosperity**

**Reporting on Performance.** Occidental's climate report, CDP Climate Report, CDP Water Report and Annual Performance Summary Table with information regarding our environmental, health, safety and social performance are available for download on Occidental's website. Our disclosure leverages sustainability reporting frameworks and standards supported by investors and other stakeholders, including the recommendations of the TCFD, the disclosure standards set by the Sustainability Accounting Standards Board (SASB) and the IPIECA Sustainability Reporting Guidance.

### 2021 SUSTAINABILITY HIGHLIGHTS

▶ Became the first U.S. upstream oil and gas company to enter into sustainability-linked credit facilities with absolute GHG emissions reductions as the key performance indicator.

▶ Endorsed the World Economic Forum's Stakeholder Capitalism Metrics, Methane Guiding Principles and the United Nations-led Oil and Gas Methane Partnership 2.0 and, through OLCV, serve as a founding partner in the CCS+ Initiative to advance carbon accounting with the goal of scaling up global decarbonization and carbon removal.

▶ Commenced FEED for the company's first DAC facility in May 2021, which is expected to be completed in the first half of 2022, with construction slated to commence in the second half of 2022.

▶ Delivered the world's first shipment of carbon-neutral oil.

▶ Continued to implement new facility designs, retrofitting of existing equipment, energy efficiency projects and changes to operating practices to reduce GHG emissions from ongoing and new operations by consolidating production facilities, electrifying equipment, retrofitting or replacing high-bleed pneumatic valves with low or no-bleed valves and designing compression projects to advance Occidental's commitment to eliminate routine flaring by 2030, among other actions.

▶ Continued to dedicate resources to advancing CCUS projects for anthropogenic (human-made) carbon dioxide and announced additional OLCV projects and partnerships, including investments to advance innovative low-carbon technology.

▶ Recycled significant volumes of produced water through Occidental's Water Recycling Facilities in New Mexico and Texas, which has enabled us to reduce sourcing of fresh water while also reducing produced water disposal in our Permian operations.

## Pathway to Achieve Net Zero

In 2020, we announced that we set a target to reach net-zero emissions associated with our operations and energy use (Scope 1 and 2) before 2040, with an ambition to accomplish before 2035, and an ambition to achieve net-zero emissions associated with our total emissions inventory, including the use of our products (Scope 1, 2 and 3), by 2050. Our pathway to achieve net-zero combines continuous operational upgrades and improvements that lower emissions associated with our oil, gas and chemicals production coupled with industrial-scale carbon management solutions. Ultimately, our goal is leadership in total carbon impact beyond our own corporate inventory of Scope 1, 2 and 3 emissions.

| Net-zero emissions in our operations and energy use (Scope 1 and 2) before 2040, with an ambition to achieve before 2035 | Net-zero for our total emissions inventory including product use (Scope 1, 2 and 3) with an ambition to achieve before 2050 | Annual financial performance focused on cost-effective operations and not production growth |
|---|---|---|

\* Scope 1: Direct reported emissions from our operations. Scope 2: Indirect reported emissions from our consumption of power, heat and steam. Scope 3: All indirect reported emissions (not included in Scope 2) that occur in the value chain of the reporting company, including upstream and downstream emissions.

Over the past two years, Occidental has established a range of interim targets that address Scope 1, 2 and 3 emissions, using the short- (up to 2025), medium- (2026-2035) and long-term (2036-2050) time frames adopted by Climate Action 100+, to bolster Occidental's net-zero strategy. Most recently, we set a short-term target to reduce our carbon dioxide equivalent ($CO_2$e) emissions from our operations and purchased energy use by 3.68 million metric tons per year by 2024, compared to Occidental's 2021 emissions, and a medium-term target to facilitate storage or utilization of 25 million metric tons per year of captured $CO_2$ in Occidental's value chain by 2032. These targets have been carefully set by management, with oversight from the Board, to capitalize on Occidental's competitive strengths and reflect insights from scenario modeling and assessments. As depicted in the graphic below, we believe that Occidental's net-zero pathway is not linear given the ramp-up of the commercialization of CCUS and DAC technology necessary, among other things, to achieve the challenging net-zero goals set by Occidental over the next three decades and beyond.



Expected $CO_2$ capture, removal and storage achieved through partnerships, technology and CCUS

Scope 1, 2 and 3 GHG Emissions

**01 Milestone** 2020 - 2040

**02 Milestone** 2040 - 2050

**03 Milestone** Post 2050

ACTIVATION (2020-2025)

EXPANSION (2025-2030)

BROAD DEPLOYMENT (2030-2040)

GLOBAL MARKET DEVELOPMENT

TOTAL CARBON IMPACT BEYOND OUR OWN CORPORATE INVENTORY OF SCOPE 1, 2 AND 3 EMISSIONS POST 2050

\* Artist Rendering

For more information about our company's Pathway to Net Zero and other climate-related sustainability initiatives, visit www.oxy.com/Sustainability and see our 2021 Climate Report, available online at https://www.oxy.com/globalassets/documents/sustainability/oxy-climate-report-2021.pdf.

# Human Capital Management

**Diversity, Inclusion and Belonging (DIB).** Senior management, with the support of the Board, strives to foster a culture where employees' differences are appreciated, celebrated and encouraged, with the goal that all employees are included and everyone feels that they belong. To promote awareness, governance and oversight of the company's DIB program, in the first quarter of 2021, Occidental established the DIB Advisory Board and the DIB Ambassador Committee. The DIB Advisory Board, which is chaired by Occidental's President and CEO and includes members of senior leadership, oversees the execution of Occidental's integrated DIB strategy and its alignment with the organization's mission, vision and strategic objectives. The DIB Advisory Board also helps institutionalize DIB policies for recruitment, retention and development, among other things. The DIB Ambassador

Committee, which is chaired by Occidental's Vice President of Diversity and Inclusion, consists of a diverse group of employee representatives from all business segments, domestic and international. This committee leads company-wide initiatives to raise DIB awareness through educational resources and programs.

**Workforce Diversity Data.** In response to shareholder feedback, we disclosed the workforce diversity data from the Consolidated EEO-1 Report that Occidental submitted in 2021 to the U.S. Equal Employment Opportunity Commission for the 2020 fiscal year. We encourage you to review the report, available online at https://www.oxy.com/globalassets/documents/sustainability/oxy-eeo1-consolidated-2020.pdf.

**Employee Engagement.** In late 2020, senior management began hosting Quarterly Executive Virtual Conversations, which provide employees the opportunity to hear directly from leadership regarding financial and operational updates and submit questions for management to answer. In the most recent forum, through the Q&A portion, employees were able to learn from Occidental leadership on the steps they are taking to ensure women have promotion opportunities for leadership roles and that special teams are diverse and inclusive.

In October 2021, Occidental's DIB team hosted its inaugural company-wide DIB live event to promote awareness, engagement and best practices and emphasize the importance of diversity to our future success. The event was employee-led with participation from senior leadership and the Board.

For more information about our workforce and community development and other sustainability initiatives, visit www.oxy.com/Sustainability.

# Board Evaluation Process

Led by the Governance Committee, the Board conducts a robust annual evaluation of its performance and the performance of each of the Board's committees and the individual directors. The Governance Committee believes that board evaluations are a critical tool in assessing the composition and effectiveness of the Board, its committees and its directors and presents an opportunity to identify areas of strength and areas capable of improvement. The annual Board evaluation includes an assessment of, among other things, whether the Board and its committees have the necessary diversity of skills, backgrounds and experiences to meet Occidental's needs. The Governance Committee annually considers the format of its evaluation processes, which, in recent years, have intentionally included different formats, such as questionnaires, individual director interviews and the use of a third-party facilitator. The 2021 Board evaluation process is summarized below.

## DETERMINE THE PROCESS

In 2021, the Governance Committee recommended, and the Board approved, Board evaluations through the use of: (i) written questionnaires, (ii) a skills matrix and (iii) individual director interviews. This process was intended to encourage feedback from directors to promote productive discussions.

## CONDUCT EVALUATIONS

The Board and committee questionnaires solicited feedback related to committee and board effectiveness and performance; agenda topics and materials; skills; leadership; and, at the Board level, matters related to strategy. The questionnaires also included open-ended questions that prompted each director to reflect and comment on his or her own individual performance and contributions to the Board. The Chair of the Governance Committee interviewed each director to discuss his or her questionnaire responses and to solicit additional feedback.

## TAKE RESPONSIVE ACTION

As part of its analysis of the evaluation results, the Board and management determined appropriate responsive actions to be implemented over the next year that are intended to address areas that were identified as capable of improvement.

## ANALYZE THE RESULTS

In late 2021, the aggregated results of each questionnaire and feedback from the director interviews was reviewed and discussed at a meeting of the Governance Committee. Each committee reviewed its individual results, and the Chair of the Governance Committee led the Board in a discussion of the overall findings at a meeting of the full Board.

# Director Selection and Recruitment

Pursuant to the Board's Nominating Policy, the Governance Committee considers director candidates recommended by shareholders as discussed further on page 87. In recent years, the Board has identified director candidates through the use of independent search firms, third-party recommendations and the recommendations of directors and executive officers. For a discussion of the factors that the Governance Committee considers in recommending candidates for election to the Board, see "*Proposal 1: Election of Directors – Director Nominations*" on page 14.

## Proxy Access for Shareholder-Nominated Director Candidates

Occidental's By-laws permit a group of up to 20 shareholders, collectively owning 3% or more of Occidental's outstanding common stock continuously for at least three years, to nominate and have included in Occidental's proxy materials, director nominees constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements of Occidental's By-laws. For more information on proxy access and other procedures to recommend candidates to the Board, see "*Director Nominations for the 2023 Annual Meeting*" beginning on page 87.



**3%** for **3**

**shares**        **years**

Any shareholder or group of up to **20** shareholders maintaining continuous qualifying ownership of at least **3%** of our outstanding shares for at least **3** years



**2**        or **20%**

**nominees**        **of the number of directors**

Can nominate, and have included in our proxy materials, director nominees constituting the greater of **2** nominees or **20%** (rounded down) of the Board



Nominating shareholder(s) and the nominee(s) must also meet the eligibility requirements described in our By-Laws.

# Board of Directors and its Committees

Occidental is governed by its Board, which is led by an independent Chairman, and its six committees, composed entirely of independent directors. The structure of the Board and the responsibilities of its committees are described in more detail below.

## Independent Board Leadership Structure

Occidental's By-laws provide for the Board to annually elect one of its independent directors to be Chairman of the Board. Mr. Chazen has served as Chairman of the Board since March 2020. The Chairman of the Board presides at Board meetings and meetings of shareholders and his/her responsibilities include, among other things:

▶ Call meetings of the independent directors and chair executive sessions of the Board at which no members of management are present;

▶ Approve the agendas for Board and committee meetings;

▶ Propose a schedule of Board meetings and the information to be provided by management for Board consideration;

▶ Recommend the retention of consultants who report directly to the Board;

▶ Assist in assuring compliance with the Corporate Governance Policies and to recommend revisions to the policies;

▶ Evaluate, along with the members of the Compensation Committee and the other independent directors, the performance of the Chief Executive Officer;

▶ Consult with other Board members as to recommendations on the membership and chairpersons of the Board committees and discuss recommendations with the Governance Committee;

▶ Communicate to the CEO the views of the independent directors and the Board committees with respect to objectives set for management by the Board; and

▶ Serve as a liaison between the Board and Occidental's shareholders.

Occidental's By-laws provide that the Board may also elect a Vice Chairman from among the independent directors to perform the duties of the Chairman in the absence or disability of the Chairman. Mr. Moore has served as Vice Chairman of the Board since May 2019.

# Board Committees

The committees of the Board are composed entirely of independent directors. The primary responsibilities of the committees are described below. From time to time, the Board of Directors delegates additional duties to the committees. In addition, in 2021, the Board's Advisory Committee met from time to time with Occidental's management to provide additional input with respect to Occidental's business and operations.

## AUDIT COMMITTEE

**MEMBERS**

**Avedick B. Poladian (Chair)**
Andrew Gould
Carlos M. Gutierrez
Robert M. Shearer

**MEETINGS IN 2021:** 4

The Audit Committee members are independent and the Board has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of the SEC's regulations.

The Audit Committee Report with respect to Occidental's financial statements is on page 75.

**PRIMARY RESPONSIBILITIES:**

► Engage and evaluate the independent auditor

► Discuss the scope and results of the audit with the independent auditor and matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB)

► Oversee financial reporting and accounting principles and controls and the internal audit function

► Review internal audit reports and responsive actions by management

► Review matters relating to financial risk

► Evaluate the independent auditor's qualifications, performance and independence

► Oversee matters relating to Occidental's Code of Business Conduct

► Assist the Board in monitoring the integrity of Occidental's financial statements and Occidental's compliance with legal and regulatory requirements with respect to financial matters

## ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

**MEMBERS:**

**Andrew Gould (Chair)**
William R. Klesse
Margarita Paláu-Hernández
Robert M. Shearer

**MEETINGS IN 2021:** 4

**PRIMARY RESPONSIBILITIES:**

► Review and discuss with management the status of environmental, health and safety issues, including compliance with applicable laws and regulations

► Review and discuss the results of internal compliance reviews and remediation projects

► Review and discuss with management Occidental's environmental, health and safety performance and related initiatives

## CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

**MEMBERS:**
**Carlos M. Gutierrez (Chair)**
Jack B. Moore
Avedick B. Poladian

**MEETINGS IN 2021:** 5

It is the policy of the Governance Committee to consider nominees to the Board recommended by Occidental's shareholders. See pages 87–88 for information regarding how to recommend nominees to the Board.

**PRIMARY RESPONSIBILITIES:**
- ► Recommend candidates for election to the Board
- ► Review and interpret Occidental's Corporate Governance Policies and consider other governance issues
- ► Review and approve related party transactions
- ► Oversee the evaluation of the Board, its committees and the individual directors
- ► Evaluate and make recommendations to the Board regarding the compensation and benefits of non-employee directors

## EXECUTIVE COMPENSATION COMMITTEE

**MEMBERS:**
**Jack B. Moore (Chair)**
William R. Klesse
Margarita Paláu-Hernández
Avedick B. Poladian

**MEETINGS IN 2021:** 4

The Compensation Committee's report on executive compensation is on page 57.

**PRIMARY RESPONSIBILITIES:**
- ► Review the performance of the CEO and determine CEO compensation based on this evaluation
- ► Review and approve the compensation of all other executive officers
- ► Review Occidental's talent development processes and programs
- ► Oversee the assessment of risks related to Occidental's compensation policies and programs
- ► Administer Occidental's equity-based incentive compensation plans and periodically review the performance of the plans

## SUSTAINABILITY AND SHAREHOLDER ENGAGEMENT COMMITTEE

**MEMBERS:**
**Robert M. Shearer (Chair)**
Andrew Gould
Carlos M. Gutierrez

**MEETINGS IN 2021:** 4

**PRIMARY RESPONSIBILITIES:**
- ► Review and oversee Occidental's external reporting on ESG and sustainability matters, including climate-related risks and opportunities
- ► Review and oversee the company's social responsibility programs, policies and practices, including the Human Rights Policy, and oversee associated external reporting
- ► Oversee Occidental's shareholder engagement program
- ► Review and monitor climate-related public policy trends and related regulatory matters
- ► Review shareholder proposals related to matters overseen by the committee
- ► Oversee Occidental's Political Contributions Policy and review Occidental's political activities and expenditures
- ► Review and oversee the Charitable Contributions and Matching Gift Program

OXY

# Other Governance Matters

## Director Education

Directors are provided with continuing education, including business-specific learning opportunities through site visits and briefing sessions led by internal experts or third parties on topics that are relevant to Occidental. For example, Board briefings on climate risks and opportunities in 2021 included regular reporting on Occidental's climate-related performance, updates from the OLCV team on Occidental's low-carbon strategy and, at the Board's dedicated strategy session in September 2021, a presentation by Dr. Julio Friedmann of Columbia University's Center on Global Energy Policy on $CO_2$ removal, with an emphasis on CCUS and DAC, and the energy transition. Directors are also encouraged to attend additional continuing education programs designed to enhance the performance and competencies of individual directors and the Board.

## Director Attendance

The Board of Directors held seven meetings in 2021, one of which was principally devoted to a strategic review session. Each of the directors attended at least 90% of the aggregate number of meetings of the Board and of the Board committees on which he or she served and which were held during the period that each director served. All of the directors then serving on the Board attended the 2021 Annual Meeting of Shareholders. Attendance at the Annual Meeting of Shareholders is expected of directors as if it were a regular meeting of the Board.

## Executive Sessions of the Independent Directors

The independent directors regularly meet in executive sessions at which no members of management are present. The independent directors held three executive sessions in 2021. The Board's Independent Chairman chaired the executive sessions.

## Director Commitments

Under Occidental's corporate governance policies, directors must limit service on other public company boards to a reasonable number that would not conflict with his or her responsibilities as a director of Occidental. In recent years, some investors and proxy advisors have instituted "bright-line" proxy voting policies on the number of outside public company boards upon which a director may serve. The Board recognizes investors' concerns that highly sought-after directors could lack the time and attention to adequately perform their duties and responsibilities, and the Governance Committee rigorously evaluates each director's performance and commitment to assess his or her continued effectiveness on Occidental's Board.

Stephen I. Chazen, the chief executive officer and chairman of Magnolia Oil & Gas Corporation, has served on the board of directors of The Williams Companies, Inc. (Williams) since re-joining our Board in 2020. As announced by Williams in 2021, Mr. Chazen's final term on the Williams board will end at Williams' 2022 annual meeting in April. With this reduction in Mr. Chazen's other public board commitments, which will now solely consist of Mr. Chazen's service on the Magnolia Oil & Gas board, the Governance Committee and the Board considered the facts and circumstances of Mr. Chazen's role, including the significant time and resources Mr. Chazen regularly dedicates to Occidental, his experience as a former CEO of Occidental, his broader industry knowledge and the nature of his outside commitments, and concluded that Mr. Chazen's outside service does not conflict with his responsibilities at Occidental. The Board firmly believes that Mr. Chazen will continue to provide Occidental with the necessary time and attention as well as valuable insight, and it has therefore nominated Mr. Chazen to continue his service on the Board. Likewise, the Board has considered the outside public board service of each other director nominee and believes that each director nominee will be able to provide Occidental with the necessary time and attention.

# Related Party Transactions

Pursuant to Occidental's Conflict of Interest Policy and Code of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent from or in competition with Occidental's interest or as an interference with such person's primary duty to serve Occidental, unless prior written approval has been granted by the Audit Committee. All potential conflicts of interest must be reported to a designated compliance officer. A summary of the Conflict of Interest Policy is included in Occidental's Code of Business Conduct which can be found at www.oxy.com/Investors/Governance.

Pursuant to Occidental's written policy on related party transactions, the Governance Committee reviews relationships and transactions in which Occidental and its directors, executive officers, or their immediate family members participate if the amount involved exceeds $120,000. To help identify related party transactions, each director and executive officer must complete an annual questionnaire that requires disclosure of any transaction between Occidental and the director or executive officer or any of his or her affiliates or immediate family members. Additionally, the accounting department reviews Occidental's financial records for payments made to, or received from, related parties and the entities with which the related parties are affiliated, and reports any identified transactions to the legal department. The Governance Committee reviews and approves, ratifies or rejects identified related party transactions. In approving, ratifying or rejecting a related party transaction, the Governance Committee considers such information as it deems appropriate to determine whether the transaction is on reasonable and competitive terms and is fair to Occidental and its shareholders.

# Risk Oversight

Risk oversight occurs at both the Board and committee level. The Board is responsible for overseeing Occidental's policies and procedures with respect to risk management, and it has empowered its committees with oversight of specific, material risks tailored to each committee's area of focus. Each of the Board's committees is integral to the control and compliance aspects of risk oversight by the Board. Each committee meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. The frequency of committee meetings is intended to allow each committee adequate time for in-depth review and discussion of matters associated with its areas of responsibility. Each committee regularly reports to the Board regarding the committee's discussion of issues and findings, as well as to make recommendations of appropriate changes or improvements.

## BOARD OVERSIGHT

As part of its overall responsibility for overseeing Occidental's policies and procedures with respect to risk management, the Board has empowered its committees with oversight of the risks described below, which are tailored to each committee's area of focus.

### COMMITTEES

**FULL BOARD AND COMMITTEES**

#### AUDIT

▶ Assists the Board in monitoring the company's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the independent auditor, the independent auditor's performance, and Occidental's internal audit function

▶ Oversees information technology security programs, including cyber security

▶ Oversees Occidental's Enterprise Risk Management (ERM) process and Code of Business Conduct

#### CORPORATE GOVERNANCE AND NOMINATING

▶ Oversees the Corporate Governance Policies, Board composition and refreshment, Board committee leadership and membership and Board, committee and individual performance evaluations

▶ Administers the company's Related Party Transactions Policy

#### ENVIRONMENTAL, HEALTH AND SAFETY

▶ Oversees compliance with applicable environmental, health and safety laws and regulations, results of internal compliance reviews and remediation projects

#### EXECUTIVE COMPENSATION

▶ Oversees the risk assessment related to the company's compensation policies and programs applicable to executive officers and other employees, including the determination of whether any such policies and programs encourage unnecessary or excessive risk taking

#### SUSTAINABILITY AND SHAREHOLDER ENGAGEMENT

▶ Oversees the external reporting on ESG and sustainability matters, including climate-related risks and opportunities

▶ Oversees the company's social responsibility programs, policies and practices, including the Human Rights Policy

▶ Oversees Occidental's Political Contributions Policy and Charitable Contributions and Matching Gift Program

▶ Oversees the shareholder engagement program

#### ADVISORY

▶ Established to provide more regular Board oversight and input to Occidental's management with respect to Occidental's business and operations

**MANAGEMENT**

### ROLE OF MANAGEMENT

Senior leadership, including the ERM Council (a group of senior executives responsible for identifying, assessing, monitoring, managing and reporting enterprise risks), manages risk. Occidental maintains internal processes and controls to facilitate risk identification and management. As part of Occidental's governance and risk management processes, senior management regularly reports to the Board on financial, operational, human capital, cyber security, environmental, health, safety and sustainability matters.

 **OVERSIGHT OF COVID-19**

Over the past two years, senior management and the Human Resources department have actively monitored federal, state and local guidance and public health data and implemented proactive measures to reduce the risk of COVID-19 transmission across the company's global operations. Senior management discusses these measures and the effect of COVID-19 on our workforce with the Environmental, Health and Safety Committee on at least a quarterly basis.

 **OVERSIGHT OF CYBER SECURITY**

The Board recognizes the importance of monitoring cyber risk. At the management level, the company has a dedicated Chief Information Officer (CIO) who, along with his team, is responsible for the Information Technology (IT) organization and the strategy and deployment of IT across Occidental's worldwide oil and gas, midstream, chemicals and corporate operations. The CIO briefs the Audit Committee on a quarterly basis on the cyber security program, events and the state of cyber security.

In addition to the above, Occidental's cyber security practices are audited as part of our standard general IT controls, and the effectiveness of Occidental's cyber security program is audited by an independent third party against the National Institute of Standards and Technology (NIST) Cybersecurity Framework. Industrial Control Systems (ICS) Cybersecurity has also been incorporated into Occidental's ERM program.

 **OVERSIGHT OF HUMAN CAPITAL AND CULTURE**

As part of our commitment to diversity, inclusion and belonging, we conducted a robust survey across our organization in 2020. The results were reviewed with our Board and became a basis for our enhanced communications with our workforce about the company's business strategy, employee development and core values.

In 2021, senior leadership presented to the Sustainability and Shareholder Engagement Committee on the company's succession management, workforce planning, talent acquisition and development, DIB, performance management and succession management.

 **OVERSIGHT OF SUSTAINABILITY**

The Board oversees environmental, health, safety and sustainability matters, including those with respect to climate change, as an integral part of its oversight of Occidental's strategy and key risks. These matters are inherent to our strategic plan and, accordingly, incorporated into regular Board meetings as well as the Board's annual in-depth strategic review session. In addition, the Board's committee structure is designed to provide the Board and its committees with the appropriate oversight of relevant sustainability issues, and the Sustainability and Shareholder Engagement Committee provides close oversight of key sustainability and social responsibility issues. It reviews and monitors climate-related public policy trends and related regulatory matters and oversees Occidental's social responsibility programs, policies and practices, including the Human Rights Policy. It also oversees Occidental's external reporting on ESG and sustainability matters, including climate-related risks and opportunities. The Sustainability and Shareholder Engagement Committee reports to the full Board on its activities and findings.

# Communications with Directors

Shareholders and other interested parties may communicate with any director by sending a letter to the director's attention in care of Occidental's Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Corporate Secretary opens, logs and forwards all such correspondence (other than advertisements or other solicitations) to directors unless a director has requested that the Corporate Secretary forward correspondence unopened.

# 2 Proposal

# ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION



**THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION.**

Occidental is submitting this proposal to its shareholders for an advisory vote to approve the compensation of its named executive officers as disclosed in this proxy statement pursuant to Section 14A of the Exchange Act. At our 2017 annual meeting, the shareholders approved, on an advisory basis, a frequency of every year for casting advisory votes to approve named executive officer compensation. The next Say-on-Pay vote is expected to occur at our 2023 annual meeting.

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 36 of this proxy statement.

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives and is competitive with industry practices. The executive compensation program is intended to:

- ► Align with shareholder interests;
- ► Preserve performance accountability in both strong and weak commodity price environments;
- ► Build long-term share ownership;
- ► Provide a consistent retention incentive;
- ► Be straightforward and transparent for the benefit of executives and shareholders; and
- ► Match or exceed prevailing governance standards for performance-based compensation.

The Board recommends that shareholders support the following resolution for the reasons described in the CD&A:

**RESOLVED**, that the shareholders approve, on an advisory basis, the compensation of Occidental's named executive officers for 2021, as set forth in the CD&A, Summary Compensation Table and the other tables and narrative disclosures regarding named executive officer compensation set forth in this proxy statement.

A majority of the shares of common stock present in person or by proxy at the 2022 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions have the same effect as votes cast "AGAINST" the proposal. Broker non-votes have no effect on the vote. As in past years, your vote will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, but the outcome of the Say-on-Pay vote will be taken into account by the Compensation Committee in making future compensation decisions.

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes the material elements, objectives and principles of Occidental's 2021 executive compensation program for its named executive officers, recent compensation decisions and the factors the Compensation Committee considered in making those decisions. The following officers are our named executive officers (NEOs) for 2021:

| Name | Position |
| --- | --- |
| **Vicki Hollub** | President and Chief Executive Officer |
| **Robert L. Peterson** | Senior Vice President and Chief Financial Officer |
| **Marcia E. Backus** | Senior Vice President, General Counsel and Chief Compliance Officer |
| **Kenneth Dillon** | Senior Vice President |
| **Richard A. Jackson** | Senior Vice President |

# Table of Contents

# Executive Summary

In 2021, the Compensation Committee remained mindful of the challenges posed by the COVID-19 pandemic, including on Occidental's workforce, and continued to monitor the emergence and spread of new variants of the virus and how that impacted the demand for Occidental's products and its share performance.

## Commitment to Pay-for-Performance

Occidental remains committed to the pay-for-performance philosophy that underpins our compensation program. A substantial portion of named executive officer compensation is performance-based. As a result, the realizable values of the named executive officers' compensation awards are impacted by Occidental's performance, and ultimate pay opportunities are strongly aligned with the experience of our shareholders.

For 2021, the Compensation Committee determined to maintain the level of at-risk pay for Ms. Hollub at 90% and the other named executive officers at an average of 84%. The company also retained the same award vehicles and allocation proportions, which track our stock price and business performance. The Compensation Committee will continue to thoughtfully oversee the effectiveness of Occidental's executive compensation structure to ensure CEO and executive compensation is aligned with company performance and shareholder experience.

### CEO COMPENSATION



**90%**
At-Risk

### AVERAGE OTHER NEO COMPENSATION



**84%**
At-Risk

## Responsiveness to Ongoing Shareholder Engagement

Throughout 2021 and the beginning of 2022, we continued our extensive shareholder outreach program and specifically solicited feedback on our executive compensation program. A broad group of Occidental management participated in the outreach program through a series of virtual meetings and conference calls, with active independent director participation either directly on the calls or through oversight of the shareholder engagement program. Director participants in meetings with shareholders included members of the Sustainability and Shareholder Engagement Committee as well as the Chair of the Compensation Committee.

Based on our conversations with shareholders and the support of approximately 97% of the total votes cast in our 2021 advisory vote to approve NEO compensation (Say-on-Pay vote), we believe that shareholders generally endorse the current executive compensation program, including the increased weighting of sustainability metrics for the company performance portion of the 2021 annual cash incentive (ACI) award program, and recognize that it is functioning as intended. The Compensation Committee will continue to engage with shareholders on the design of the executive compensation program and work to promote alignment of executive officer pay with shareholder interests.

Looking ahead to 2022, given Occidental's commitment to be a part of the climate solution and the importance of the energy transition to shareholders, the Compensation Committee decided to maintain the weighting of sustainability metrics at 30% for the company performance portion of the ACI award.

## WHAT WE HEARD

► Increase the weighting of sustainability metrics for incentive compensation to better align with the company's net-zero strategy and support for such increase

► Maintain strong pay-for-performance alignment

► Focus on cost-effective operations

## HOW WE RESPONDED

► Increased sustainability weighting to 30% of the company performance portion of the ACI award for 2021

► Included targets for carbon ventures and reduction projects (Scope 3) and emissions reduction efforts (Scope 1 and 2) to advance Occidental's net-zero strategy

► Maintained sustainability metric and 30% weighting for the 2022 ACI award

► Continued mix of long-term incentive vehicles

► Continued use of returns-based CROCE award

► Deemphasized production growth metrics to focus on cost-effective operations and our ability to operate profitably within a wide range of commodity price environments

**Climate goals comprise 30% of company performance portion of ACI award for 2021 and 2022**

**Long-term incentive mix remains primarily performance-based**

**Annual financial performance focused on cost-effective operations and not production growth**

# Business Highlights

In 2021, Occidental's strong operational performance drove its robust financial performance. From an operational perspective, Occidental prioritized sustaining production in line with its 2020 fourth quarter rate by investing $2.9 billion in capital and maintaining a majority of the cost savings achieved in 2020. With a focus on operational efficiencies, Occidental adhered to our 2021 capital budget, exceeded our original production guidance and set new operational records and efficiency benchmarks. This focus coupled with the increase in commodity prices, which resulted in higher cash flow, allowed Occidental to improve its financial position.

Occidental used its excess cash flow generated during 2021, as well as divestiture proceeds from the completion of its large-scale divestiture program, to continue to improve balance sheet strength through debt reduction, among other things. In 2021, Occidental reduced total borrowings at face value of over $6.7 billion and retired interest rate swaps with a notional value of $750 million. This has set Occidental on a path toward further debt reduction and increasing shareholder value in 2022.

# Compensation Program Actions

The Compensation Committee took decisive actions in 2021 to respond to shareholder feedback and maintain strong pay-for-performance alignment, while also recognizing that competitive pay is necessary to attract and retain top executive talent. As discussed above, in response to shareholder feedback, the Compensation Committee (i) increased the weighting of sustainability metrics for the company performance portion of the ACI award to 30% to more closely align with the company's net-zero strategy and (ii) maintained a high level of at-risk pay, coupled with the continued use of returns-focused metrics, to support the compensation program's strong pay-for-performance philosophy.

In addition, the Compensation Committee reviewed named executive officer compensation, including base salaries, to ensure competitiveness with peer companies while maintaining alignment with shareholder experiences. As a result, Ms. Hollub's base salary was partially restored to $1,000,000, reflecting an approximate 26% decrease from pre-COVID levels.

# Objectives of the Executive Compensation Program

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives and is competitive with industry practices. The executive compensation program is intended to:

- ▶ Align with shareholder interests
- ▶ Preserve performance accountability in both strong and weak commodity price environments
- ▶ Build long-term share ownership
- ▶ Provide a consistent retention incentive
- ▶ Be straightforward and transparent for the benefit of executives and shareholders
- ▶ Match or exceed prevailing governance standards for performance-based compensation

# Governance Features of the Executive Compensation Program

The 2021 executive compensation program for the NEOs includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

## WHAT WE DO

✔ **Pay for Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive award program and ACI awards annually to evaluate their continued alignment with Occidental's business priorities.

✔ **Act on Shareholder Feedback.** Shareholder feedback influences the executive compensation program and contributed to the Compensation Committee's decisions to maintain total CEO target compensation for 2021 at a 29% reduction from pre-COVID levels and increase the weighting of sustainability metrics to 30% for the company performance portion of the ACI award opportunity. The favorable response from shareholders on the latter informed the Compensation Committee's decision to maintain the sustainability metric as well as the weighting for the 2022 ACI award.

✔ **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back ACI awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.

✔ **Emphasize Stock Ownership.** Cash Return on Capital Employed (CROCE) and Total Shareholder Return (TSR) awards are payable in shares of common stock and the net shares received upon each Restricted Stock Unit (RSU) award vesting are subject to a two-year holding period. In addition, the named executive officers (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from three to six times the officer's annual base salary, and a holding requirement until such guidelines are met.

✔ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.

✔ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the Amended and Restated 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.

✔ **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative.

## WHAT WE DON'T DO

✖ **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).

✖ **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.

✖ **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any executive officer which exceed 2.99 times his or her salary plus ACI award without shareholder approval.

✖ **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, the 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

OXY

# Overview of the 2021 Executive Compensation Program

| | Element | Purpose | Form of Payout | How Target Values are Determined | 2021 Determinations |
|---|---|---|---|---|---|
| **Fixed** | **Base Salary** | Provide a competitive level of fixed compensation. | Cash | The Compensation Committee reviews base salaries annually and as circumstances warrant. The Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments with the intent to attract and retain highly talented executives. | In 2021, each of Mr. Peterson's and Mr. Jackson's base salaries were increased by $25,000 to $650,000 and Ms. Hollub's base salary was partially restored to $1,000,000. There were no other changes to NEO base salaries.<br><br>Salary decisions are described in more detail under "*Individual Compensation Considerations*" beginning on page 52. |
| **Variable** | **Annual Cash Incentive** | Motivate executives to achieve superior performance over a one-year period. | Cash | The Compensation Committee annually reviews the objectives, metrics and targets underlying the ACI award, and their relative weightings, with an aim to incentivize the NEOs to excel in areas that are aligned with Occidental's business objectives. | The 2021 ACI award evaluated management's performance against metrics related to Occidental's total spend per barrel and sustainability performance and included a qualitative assessment of each officer's individual contributions.<br><br>The ACI is described in more detail under "*Elements of the 2021 Executive Compensation Program – Annual Cash Incentive*" beginning on page 46. The amount ultimately earned under the ACI award for each NEO is discussed under "*Individual Compensation Considerations*" beginning on page 52. |
| **Long-Term Incentives** | **Performance Share Unit (PSU) Awards** | Incentivize executives to sustain long-term performance. | Stock | The Compensation Committee annually reviews and determines a target long-term incentive award package for each NEO based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value (as applicable), retention considerations, the balance of short-and long-term pay and internal pay equity. | Similar to 2020, the Compensation Committee continued using TSR and CROCE as the performance criteria for the PSU awards. The TSR award is an objective, external measure of Occidental's effectiveness in translating our results into shareholder returns. The CROCE award incentivizes a high level of executive focus on capital efficiency and prudent capital allocation. The RSU award, which is subject to a two-year post-vesting holding period, aligns with Occidental's absolute stock price performance and provides retention value. Lastly, the NQSOs generate high-level alignment with shareholders and reinforce the importance of price appreciation. Long-term incentive awards are weighted: 50% PSU (25% TSR and 25% CROCE); 25% RSU and 25% NQSOs. |
| | **RSU Awards** | Provide a retention incentive that promotes sustained stock ownership and alignment with stock price performance. | Stock | | |
| | **Non-Qualified Stock Options (NQSOs)** | Reinforce the importance of stock price appreciation. | Stock | The majority of the long-term incentive award package for each NEO is performance-based. The Compensation Committee annually considers the performance criteria for PSU awards in light of Occidental's ongoing business objectives. | The long-term incentive award program is described in more detail under "*Elements of the 2021 Executive Compensation Program – Long-Term Incentive Award Program*" beginning on page 48. The target value of the long-term incentive award package of each NEO is described under "*Individual Compensation Considerations*" beginning on page 52. |

# Compensation Program Emphasizes Performance

A substantial majority of NEO compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 84% of the other NEOs') 2021 target direct compensation opportunity is variable, or at risk. The ultimate value of at-risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.



**CEO TARGET DIRECT COMPENSATION MIX[(1)] - 90% VARIABLE/AT RISK**

- **18.75%** CROCE Award
- **10%** Base Salary
- **15%** ACI Award
- **25%** Cash
- **18.75%** TSR Award
- **75%** Stock Awards
- **18.75%** RSU Award
- **18.75%** NQSO Awards

(1) Target direct compensation is composed of base salary, target ACI award opportunity, and the target value of long-term incentive awards.

# Say-on-Pay Vote

At the 2021 Annual Meeting, Occidental's Say-on-Pay vote received support from approximately 97% of the total votes cast. The Compensation Committee views this result as an endorsement by shareholders of the design of the company's current executive compensation program. Through shareholder engagement, we have received positive feedback on the Compensation Committee's swift actions following the onset of the COVID-19 pandemic to reduce NEO base salaries in 2020 and its decision to not adjust long-term incentive awards granted pre-COVID. Management has also received support from stakeholders on increasing the weighting of sustainability metrics for the company performance portion of the ACI award and setting associated short-term targets aligned with the Paris Agreement to address carbon ventures and reduction projects (Scope 3 emissions) and emissions reduction efforts (Scope 1 and 2 emissions).



**97%** support

**At our 2021 Annual Meeting, shareholders showed strong support for our executive compensation program with 97% of the votes cast approving our advisory resolution.**

# Participants in the Executive Compensation Decision-Making Process

**Role of the Independent Compensation Committee.** The Compensation Committee, composed of independent members of the Board, is responsible for annually reviewing and approving all aspects of the Chief Executive Officer's compensation, as well as annually reviewing and approving the compensation of all other named executive officers. In performing these duties, the Compensation Committee obtains input, advice and information from senior management, members of Occidental's Human Resources team and an independent compensation consultant, as further described below, throughout the year. The Compensation Committee also considers the views expressed by Occidental's investors and shareholder advisory groups in making executive compensation decisions. The Compensation Committee uses publicly available data regarding the executive compensation practices of its compensation peer group (as defined below) as an additional tool but does not benchmark executive compensation to a specific percentile within the peer group.



**JACK B. MOORE**

Chair



**WILLIAM R. KLESSE**



**MARGARITA PALÁU-HERNÁNDEZ**



**AVEDICK B. POLADIAN**

**Role of Senior Management.** Ms. Hollub, as Chief Executive Officer, makes recommendations to the Compensation Committee regarding the compensation package for each of the other named executive officers. Ms. Hollub and the Vice President of Human Resources are present for a portion of each of the Compensation Committee meetings, but no senior executive is present when decisions regarding his or her compensation are discussed and determined. Only the Compensation Committee sets Ms. Hollub's compensation package. Senior members of the Human Resources team and other members of senior management interact with the compensation consultant as necessary and prepare materials for each Compensation Committee meeting to assist the Compensation Committee in its consideration and administration of executive compensation programs, plans and policies.

**Role of the Independent Compensation Consultant.** In 2021, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) as its compensation consultant to provide advice on various executive compensation matters. Meridian has served as the Compensation Committee's compensation consultant since 2016. The Compensation Committee reviewed the independence of Meridian under SEC rules, the NYSE Listed Company Manual standards and Occidental's Independent Compensation Consultant Policy and found Meridian to be independent and without conflicts of interest. Occidental also participates in and reviews compensation surveys conducted by compensation consultants, including Meridian, in order to better understand general external compensation practices, including with respect to executive compensation.

**Role of Shareholders.** Occidental maintains an ongoing dialogue with its shareholders. Members of Occidental's senior management team and, on a case-by-case basis, one or more of Occidental's independent directors, engage with shareholders through virtual and in-person meetings and phone calls. Input from these meetings regarding Occidental's executive compensation policies and practices is taken into account by the Compensation Committee in making future compensation decisions. In 2021, for example, shareholder feedback played a critical role in the Compensation Committee's decision to increase the sustainability metric of the company performance portion of the ACI award to 30%, establishing a stronger link between potential bonus payout and the advancement of the company's net-zero strategy. The Compensation Committee set targets for the sustainability metric to incentivize executives to promote carbon ventures and reduction projects (Scope 3 emissions) and enhance emissions reduction efforts (Scope 1 and 2 emissions). In February 2022, given shareholder responsiveness to the increase, the Compensation Committee determined to maintain the weighting of the sustainability metric. Based on shareholder feedback, the Compensation Committee also determined to maintain the mix of long-term incentive awards, which continues to emphasize our pay-for-performance philosophy.

**Role of Peer Company Information.** In order to evaluate how Occidental's executive compensation program compares within the oil and gas industry, particularly with respect to award types, compensation mix, performance metrics and reported levels of compensation, the Compensation Committee reviews the executive compensation practices, programs and policies of a "compensation peer group," as identified below. The Compensation Committee also reviews and considers oil and gas industry compensation surveys and related materials. This information is used only as a reference and not to establish compensation benchmarks, as Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group. The Compensation Committee also maintains a "performance peer group" within the oil and gas industry, and the value of the TSR awards is dependent on Occidental's three-year TSR performance as compared to the three-year TSR performance of the companies within the applicable performance peer group. The Compensation Committee regularly reviews these peer groups to ensure that they have reasonably similar business strategies, represent a mix of integrated and independent oil and gas companies and generally compete against Occidental for investor dollars and/or executive talent. A review of this nature prompted the Compensation Committee to revise the 2021 compensation peer group and add the S&P 500 index as a performance peer. In updating the compensation peer group, the Compensation Committee faced the persistent challenge of finding current independent peers of comparable size in a shrinking pool of peer companies with the backdrop of the pandemic and turbulent market conditions. It expanded its review to include companies representative of different oil industry sectors to include upstream, downstream and integrated companies and considered, among other things, enterprise value and companies with which Occidental competes for talent. As noted above, Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group and did not seek direct alignment with pay levels or practices at peer companies when making the determination to update the 2021 compensation peer group.

| Company | Stock Ticker | Compensation Peers (2021) | Performance Peers (2021 TSR) | Enterprise Value at 12/31/21 ($ in billions)[1] |
|---|---|---|---|---|
| BP p.l.c. | BP | ■ | ■ | $ 143.6 |
| Chevron Corporation | CVX | ■ | ■ | $ 258.4 |
| ConocoPhillips | COP | ■ | ■ | $ 102.9 |
| EOG Resources, Inc. | EOG | ■ | ■ | $ 53.1 |
| ExxonMobil Corporation | XOM | ■ | ■ | $ 317.8 |
| Hess Corporation | HES | ■ | | $ 30.2 |
| Marathon Petroleum Corporation | MPC | ■ | | $ 62.6 |
| Occidental Petroleum Corporation | OXY | | | $ 68.1 |
| Phillips 66 | PSX | ■ | | $ 47.5 |
| Pioneer Natural Resources Company | PXD | ■ | | $ 50.9 |
| Shell plc | SHEL | ■ | ■ | $ 227.5 |
| TotalEnergies SE (formerly Total SE) | TTE | | ■ | $ 169.8 |
| Valero Energy Corporation | VLO | ■ | | $ 42.6 |
| S&P 500 Index | — | | ■ | $ — |

[1] Source: S&P Capital IQ.

The chart below shows Occidental's percentile rank versus its 2021 compensation peers for enterprise value and assets as of December 31, 2021. Occidental fell within the middle of its compensation peers for enterprise value (51st percentile) and assets (46th percentile).



# Elements of the 2021 Compensation Program

## Salary

The Compensation Committee believes that base salary should reward executives on a market-competitive basis for consistent performance of job requirements and the achievement of short-term goals. Salaries are reviewed by the Compensation Committee annually and as circumstances warrant. In determining base salary levels, the Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments.

Base salary and "other" annual compensation (perquisites and certain other employee benefits) represented, on average, approximately 16% of the 2021 compensation packages of the named executive officers, based on compensation as reported in the Summary Compensation Table on page 58. In 2021, Ms. Hollub's salary was partially restored to $1,000,000, which represents 74% of her pre-COVID salary. This follows a reduction in her base salary to $250,000 as of April 1, 2020 in light of the COVID-19 pandemic and other market conditions and a partial restoration of her salary to $500,000 as of August 1, 2020.

**PARTIAL RESTORATION OF CEO BASE SALARY**



Mr. Peterson and Mr. Jackson each received a $25,000 increase to their respective base salaries. The Compensation Committee determined that these changes were appropriate in light of their respective performance and scope of responsibilities. There were no other changes to the 2021 base salaries of other named executive officers. For additional information regarding salary decisions for the named executive officers in 2021, see "*Individual Compensation Considerations*" beginning on page 52.

# Annual Cash Incentive

The ACI award is intended to motivate executives to achieve superior company and individual performance over a one-year period. In the first quarter of each plan year, the Compensation Committee approves individual target award amounts for each executive officer based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay and internal pay equity. Potential payouts under the ACI award range from 0% to 200% of the target award amount, based on actual company and individual performance. The amounts earned by each named executive officer under the ACI award for 2021, which were paid in the first quarter of 2022, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 58, as further described below.

**Setting the Annual Cash Incentive.** The Compensation Committee annually reviews all facets of the ACI award, with an aim to incentivize the NEOs to excel in areas that are aligned with Occidental's business objectives. In February 2021, the Compensation Committee approved metrics related to the company's total spend per barrel, which encompasses the company's strategic, operational and financial performance, and sustainability goals. For the company performance portion of the ACI award, the Compensation Committee increased the sustainability metric weighting to 30% to promote the company's net-zero strategy and incentivize executives to address Occidental's Scope 1, 2 and 3 emissions in the short-term by including targets focused on carbon ventures and reduction projects and emissions reduction efforts. The Compensation Committee set target performance goals that it believed were rigorous based on Occidental's detailed capital program and business plan, projections from the strategic planning team and business unit heads, prior-year results and third-party forecasts relating to future market conditions and other external market factors.

**Weighting the Metrics.** The Compensation Committee determined that company performance metrics would comprise 80% of Ms. Hollub's target ACI award, and 60% for the other named executive officers, with the remainder of the ACI award opportunity linked to an assessment of the performance of the individual executive. The Compensation Committee determined to weight a larger portion of Ms. Hollub's ACI award opportunity toward key company performance metrics because, as Chief Executive Officer, her leadership directly affects all aspects of the company's performance.

# 2021 Annual Cash Incentive Award

**COMPANY PERFORMANCE PORTION**

| | Weight | Potential Payout Range | Performance Metric | Target Performance | Result as of December 31, 2021 | Implied Score Range (0% - 200%) | Weighted Score Range |
|---|---|---|---|---|---|---|---|
| **Total Spend per Barrel** | | | | | | | |
| | **70%** | 0% - 140% | Total Spend per Barrel[1] | $18.70 | $18.07[2] | 160% - 170% | 110% - 120% |
| **Sustainability** | | | | | | | |
| **KEY CORPORATE OBJECTIVES** | **30%** | 0% - 60% | Carbon Ventures and Reduction Projects | Advance carbon management platform (Scope 3)<br>▶ Maintain first commercial-scale DAC facility on track for 2022 final investment decision (FID)<br>▶ Enter into at least 1 carbon capture, transport or sequestration joint venture<br>▶ Enter into at least 3 low-carbon product development transactions<br>▶ Formalize an internal carbon accounting function to enhance the monitoring and verification of $CO_2$ and other GHG emissions | Above Target[3] | 120% - 130% | 15% - 25% |
| | | | Emissions Reduction Efforts | Reducing operating emissions (Scope 1 and 2)<br>▶ Develop and implement an enhanced find it/fix it operational emissions program<br>▶ Deploy at least 3 new/additional technologies to advance Occidental's areal and/or site specific GHG/methane emissions surveys and excess emissions controls<br>▶ Eliminate or retrofit approximately 900 high-bleed natural gas pneumatic controllers<br>▶ Implement a project to increase hydrogen recovery from an OxyChem facility and repurpose the hydrogen to generate zero-GHG emission energy to power OxyChem operations, expected to produce approximately 6,000 metric tons per year of $CO_2$ emissions reductions<br>▶ Limit the upstream $CO_2e$ emissions intensity for new U.S. oil and gas field production activities to a level that is at least 10% below the 2018 value | Above Target[3] | 120% - 130% | 15% - 25% |
| **COMPANY PERFORMANCE PORTION TOTAL:** | | | | | | | 140% - 170% |
| **TOTAL COMPANY PERFORMANCE PORTION PAYOUT:** | | | | | | | 160% |

[1] "Total Spend per Barrel" (TSPB) applies to continuing operations and equals the sum of SG&A, OPEX and CAPEX, divided by Mboe. For purposes of this review, "SG&A" or "selling, general and administrative expenses" means total SG&A and other operating and non-operating expenses for the company, prior to any accrual for the 2021 ACI award; "OPEX" or "operating expenses" means total upstream oil and gas lease operating expenses; "CAPEX" or "capital expenses" means total capital investment for the company; and "Mboe" means total million Boe produced in the year.

[2] The Compensation Committee determined that it was appropriate to exercise discretion to adjust target TSPB performance from $18.40 to $18.07 to reflect the impact of Winter Storm Uri on OPEX and production and reduced barrels due to production sharing contracts.

[3] Sustainability objectives were deemed met above target as FEED commenced on the first DAC facility in May 2021. To enhance monitoring and verification of $CO_2$ and other GHG emissions, management formed a carbon accounting team, among other things. Additionally, OLCV is in various stages of feasibility and pre-FEED studies for projects intended to advance innovative low-carbon technology, including CCUS opportunities. The company also deployed an enhanced Find It/Fix It emissions reduction program in the Permian Basin in the third quarter of 2021 and successfully retrofitted 925 high-bleed natural gas pneumatic controllers and an additional 79 devices in the Permian Basin.

**Annual Cash Incentive Award - Individual Performance Portion.** The individual performance portion of the ACI award (20% of the target annual cash incentive award for Ms. Hollub and 40% for the other named executive officers) links compensation directly to the performance of the executive. In the first quarter of 2021, the Compensation Committee established the performance objectives for Ms. Hollub, and Ms. Hollub established the performance objectives for her leadership team. In evaluating Ms. Hollub's performance, the Compensation Committee principally considered the following performance goals:

► Maintain focus on Occidental's commitment to safety, health, the environment, sustainability, diversity, governance, social responsibility and the highest standards of ethical conduct and continue to foster a collaborative culture;

► Balance capital allocation, total spend and asset divestitures to optimize cash flow generation to further reduce debt; and

► Focus on optimizing the long-term return on invested capital by investing strategically within Occidental's portfolio of assets, with an emphasis on life cycle development costs, including finding and development costs and long-term operating costs.

For a detailed discussion of the Compensation Committee's considerations with respect to each named executive officer's individual performance, please see "Individual Compensation Considerations" beginning on page 52.

# Long-Term Incentive Award Program

The majority of named executive officer compensation is determined by Occidental's long-term performance. In 2021, similar to 2020, the long-term incentive award program included a performance-based TSR award (25%), a performance-based CROCE award (25%), a time-based RSU award (25%) and a NQSO award (25%), each of which is payable solely in shares of common stock. The long-term incentive awards are intended to motivate and incentivize executives to achieve results (including stock price performance) that are consistent with Occidental's strategic business objectives. The Compensation Committee believes that long-term compensation should represent the largest portion of each named executive officer's total compensation package and that the levels of payout ultimately achieved should reflect Occidental's performance, both relative to peer company performance and on an absolute basis. During the process of determining the named executive officers' long-term incentive compensation packages for 2021, the Compensation Committee evaluated many factors, including:

► Alignment of executive officer pay to achieving long-term growth in shareholder value;

► Linkage of any above-target payouts to superior performance and absolute returns;

► Shareholder feedback regarding long-term compensation metrics;

► Competitiveness with the compensation programs of peer companies;

► Impact of commodity prices on Occidental's stock price and financial performance; and

► Allocation of total compensation between long-term and short-term components.

**2021 Long-Term Incentive Award Program.** The 2021 long-term incentive program consisted of two PSU awards (one based on Occidental's relative TSR and the other based on absolute CROCE performance), a time-based RSU award and a NQSO award as indicated below. For 2021 awards, the Compensation Committee also added an additional condition for all NEO long-term incentive awards (CROCE, TSR, RSU and NQSO awards) in the form of a $22 stock price hurdle for 10 consecutive trading days post grant and prior to the expiration of each award, which was required to be achieved before any such awards would vest. Forfeiture and change in control provisions applicable to the awards are discussed in more detail in the Potential Payments upon Termination or Change in Control table and the accompanying footnotes, beginning on page 65.

# 2021 Long-Term Incentive Award Mix at Grant Date



25% CROCE Award

25% NQSO Award

25% TSR Award

25% RSU Award

**Total Shareholder Return (TSR) Award.** The Compensation Committee believes that the comparison of Occidental's three-year TSR to peer companies' returns over the same period is an objective external measure of Occidental's effectiveness in translating its results into shareholder returns. TSR is the change in price of a share of common stock plus reinvested dividends, over a specified period of time, and is an indicator of management's achievement of long-term growth in shareholder value. Payout of the TSR award is based on Occidental's three-year TSR as compared to the three-year TSR of the performance peers identified on page 44. For the 2021 TSR award, the Compensation Committee added the S&P 500 index as a performance peer. The TSR award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that will be payable at the end of the three-year performance period, which began January 1, 2021 and ends December 31, 2023, will depend on Occidental's relative and absolute TSR performance.

If Occidental's absolute TSR is negative over the performance period, then, irrespective of Occidental's ranking within the peer group, the payout of the TSR award is capped at no more than target. A table illustrating the potential payout of the TSR award based on relative and absolute TSR performance is set forth below:

| TSR Ranking | % of Target PSUs Earned |
|---|---|
| ▶ #1 | **200%** |
| ▶ #2 | **180%** |
| ▶ #3-#7 | Linearly interpolated between **25%** and **180%** |
| ▶ #8 | **25%** |
| ▶ #9 | **0%** |

For payout above 100%, Occidental's absolute TSR must be positive.

An example of the interpolation calculation if Occidental ranked fourth among its TSR performance peers with respect to the 2021 TSR awards is as follows:

| TSR Ranking | Formula Points | Company | Standing | % of Target PSUs Earned |
|---|---|---|---|---|
| #1 | | AAA | 22.50% | **200%** |
| #2 | **B** | BBB | 20.00% | **180%** |
| #3 | | CCC | 17.50% | |
| **#4** | | **OXY** | **15.00%** | Linearly interpolated between **25%** and **180%** |
| #5 | | DDD | 12.50% | |
| #6 | | EEE | 10.00% | |
| #7 | | FFF | 7.50% | |
| #8 | **A** | GGG | 5.00% | **25%** |
| #9 | | HHH | 2.50% | **0%** |

Interpolation Formula = 25% + [(180% - 25%) x ((OXY TSRI - A) / (B - A))]

Interpolation Formula = 25% + [155% x ((15% - 5%) / (20% - 5%))]

**Interpolation Payout Result = 128.3%**

The cap on the TSR award payout if TSR performance over the performance period is negative is intended to reinforce the pay-for-performance nature of the compensation program. No amounts were earned under the 2019 TSR awards, the performance period for which ended on December 31, 2021. The TSR award comprised 25% of each NEO's target long-term incentive award opportunity for 2021. Cumulative dividend equivalents will be paid in cash at the end of the three-year performance period and will be paid only on the number of PSUs earned.

**Cash Return on Capital Employed (CROCE) Award.** The CROCE award is designed to focus executives on the efficient use of capital by promoting discipline in capital allocation decisions. CROCE is a transparent measure of how efficiently Occidental uses its capital and is calculated from Occidental's audited financial statements with no adjustments for special items. The CROCE award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that become payable at the end of the applicable performance period depends on Occidental's absolute CROCE during the performance period. The CROCE award comprised 25% of each NEO's target long-term incentive award opportunity for 2021. A table illustrating the potential payout of the CROCE award based on CROCE performance is set forth below:

| CROCE Performance Targets[1] | % of Target PSUs Earned[2] |
|---|---|
| CROCE of 13% | **200%** |
| CROCE of 11% | **100%** |
| CROCE of 9% | **25%** |
| CROCE < 9% | **0%** |

[1] See page 90 for the formula to calculate CROCE.

[2] Payout percentages for CROCE values between 9% and 13% to be determined using linear interpolation between 25% and 200% of target, with a target payout at a CROCE of 11%.

**Non-Qualified Stock Option (NQSO) Award.** The Compensation Committee has determined that including the NQSO award as a component of the long-term incentive program reinforces the importance of stock price appreciation and presents an opportunity to generate high-level alignment with shareholders. The NQSO award vests ratably over three years with one-third vesting on each of February 28, 2022, 2023 and 2024, subject to continued employment. The NEOs received 25% of their 2021 long-term incentive award opportunity in the form of NQSOs.

**Restricted Stock Unit (RSU) Award.** The RSU award vests ratably over three years with one-third vesting on each of February 28, 2022, 2023 and 2024, subject to continued employment. Each RSU is equivalent to one share of common stock, and payment for a vested RSU award will be made solely in shares of common stock. The shares of stock ultimately received by the named executive officer pursuant to the RSU award are subject to a two-year post-vesting holding period. Dividend equivalents are accrued and paid out upon vesting. The NEOs received 25% of their 2021 long-term incentive award opportunity in the form of RSUs.

# Other Compensation and Benefits

## Qualified Defined Contribution Plans

Occidental does not have a defined benefit pension plan that provides named executive officers a fixed monthly retirement payment. Instead, all salaried employees on the U.S. dollar payroll, including the named executive officers, are eligible to participate in one or more tax-qualified defined contribution plans.

**Savings Plan.** For 2021, the defined contribution 401(k) savings plan (Savings Plan) permitted employees to save a percentage of their annual salary up to the $290,000 limit set by IRS regulations, and employee pre-tax contributions were limited to $19,500. Employees may direct their contributions to a variety of investments. Occidental matches two dollars for every one dollar the employee contributes up to 2% of eligible pay, plus an additional dollar-for-dollar match on the next 3% of eligible pay. The named executive officers are fully vested in their account balances under the Savings Plan. The amounts contributed by Occidental to the Savings Plan are included in the "All Other Compensation" column of the Summary Compensation Table on page 58.

**Retirement Plan.** The defined contribution retirement plan (Retirement Plan) is funded annually through a reallocation process from the employee's Supplemental Retirement Plan II (SRP II) account balance (described below). Because the exact amount that could be contributed to the Retirement Plan without exceeding governmental limits cannot be determined until the end of the year, the reallocation process has been developed to maximize the amount contributed each year to a tax-qualified defined contribution plan. The Retirement Plan is company-funded, and employees may not contribute to the Retirement Plan. The named executive officers are fully vested in their account balances under the Retirement Plan. The amounts allocated to the Retirement Plan are included in the SRP II contributions by Occidental in the "All Other Compensation" column of the Summary Compensation Table on page 58.

OXY

# Nonqualified Deferred Compensation Plans

Occidental maintains two nonqualified deferred compensation plans: (i) the SRP II and (ii) the Modified Deferred Compensation Plan (MDCP). The purpose of the SRP II is to provide eligible employees, including the named executive officers, with benefits to compensate them for maximum limits imposed by law on the amount of contributions that may be made to Occidental's tax-qualified defined contribution plans. The purpose of the MDCP is to provide key management and highly compensated employees the ability to accumulate additional retirement income through deferrals of compensation.

Additional information regarding the terms and conditions of the SRP II and the MDCP is provided on pages 62 and 63. Amounts contributed to the SRP II on behalf of the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table on page 58. None of the executive officers made contributions to the MDCP in 2021. The contributions, aggregate earnings, withdrawals and aggregate balances for the NEOs in the SRP II and MDCP with respect to 2021 are shown in the Nonqualified Deferred Compensation table on page 63. No above-market earnings were paid to the NEOs in 2021 under either the SRP II or the MDCP.

# Other Personal Benefits

Occidental provides a limited number of other personal benefits for its named executive officers, which, in 2021, consisted principally of fees related to financial and tax planning, excess liability insurance and club dues.

# Individual Compensation Considerations

In making executive compensation decisions for a given year, the Compensation Committee considers, among other factors, the performance of Occidental and the individual contributions of each named executive officer. Details regarding the 2021 compensation decisions and performance evaluation of each named executive officer are presented below.



## VICKI HOLLUB

**PRESIDENT AND CHIEF EXECUTIVE OFFICER**

| 2021 TARGET COMPENSATION | |
|---|---|
| (Thousands) | |
| Base Salary | $1,000 |
| Annual Cash Incentive | $1,500 |
| Long-Term Incentives | $7,350 |
| **Total Annual Compensation** | **$9,850** |

Ms. Hollub is the President and Chief Executive Officer of Occidental. Ms. Hollub is responsible for all operations, the financial management of Occidental, implementing Occidental's strategy, and assisting the Board with, among other matters, corporate strategy development, executive succession planning and talent development, and executive compensation for the other named executive officers.

**Tenure.** Ms. Hollub joined Occidental over 35 years ago, and before her appointment as Chief Executive Officer in 2016, she held a variety of increasingly significant leadership and technical positions on three continents.

**Performance Assessment.** In assessing Ms. Hollub's individual performance for 2021, the Compensation Committee considered her accomplishments in the areas identified as individual performance goals on page 48. Highlights of the individual performance assessment are set forth below.

▸ Ms. Hollub focused on cash flow generation, by balancing capital allocation and total spend, as well as asset divestitures to strengthen Occidental's balance sheet and further reduce debt by $6.7 billion.

   ✔ Occidental maintained operational priorities to maximize cash flow by sustaining production in line with its 2020 fourth-quarter rate with an annualized $2.9 billion capital budget and retaining a portion of cost savings achieved in 2020.

   ✔ OxyChem generated record earnings of $1.54 billion.

   ✔ Ms. Hollub completed Occidental's large-scale divesture program.

▸ Ms. Hollub advanced Occidental's net-zero strategy that leverages Occidental's carbon management expertise to achieve a lower-carbon future both within our operations and with customers and partners across industry sectors.

   ✔ Occidental endorsed the Methane Guiding Principles and the Oil and Gas Methane Partnership 2.0, a Climate and Clean Air Coalition initiative led by the United Nations Environment Programme.

   ✔ Occidental created an Emissions Technology Team (ETT) and implemented a Find It/Fix It program to expedite detection and repair of unplanned emissions with innovative monitoring and remote-sensing technologies, enterprise data management and improved estimation and reporting tools.

   ✔ Oxy Low Carbon Ventures (OLCV), one of Occidental's subsidiaries, became a founding partner of the CCS+ Initiative, a venture to advance carbon accounting with the goal of scaling up global decarbonization and carbon removal.

   ✔ OLCV delivered the world's first shipment of carbon-neutral oil in 2021, a key milestone in creating a new market for climate-differentiated crude oil that can supply hard-to-decarbonize industries, such as aviation and maritime.

**Performance Assessment (cont).**

▸ Through 1PointFive, which Occidental formed to commercialize Carbon Engineering's DAC technology at an industrial scale, front-end engineering and design on Occidental's first large-scale DAC facility began in May 2021 and is expected to be completed in the first half of 2022, with construction slated to commence in the second half of 2022.

   ✔ Ms. Hollub continues to emphasize the necessity of safe, responsible operations. Significant initiatives in 2021 included joining the Onshore Safety Alliance, committing to API's Energy Excellence program and championing Occidental's Life-Saving Rules, all of which play a focal role in Occidental's proactive incident reduction efforts. Ms. Hollub also launched Occidental's Operating Management System (OMS), which integrates our systems for health, safety, environmental and sustainability performance, asset integrity, risk management and operational excellence.

   ✔ Ms. Hollub endorsed the World Economic Forum's Stakeholder Capitalism Metrics and launched Occidental's Diversity, Inclusion and Belonging (DIB) program to build on our vision and values and to facilitate communication and understanding among our workforce and sustained outreach in the broader community. The DIB program provides a platform for our employees to share their diverse backgrounds, unique experiences and points of view to spark innovation, empower growth, outperform expectations and maximize results.

### COMPENSATION DECISIONS

**Base salary:** Effective January 1, 2021, Ms. Hollub's salary was partially restored to $1,000,000, reflecting an approximate 26% decrease from pre-COVID levels.

**Annual Cash Incentive:** Ms. Hollub's target ACI award opportunity was set in February 2021 at $1,500,000, an approximate 26% decrease from 2020. The company performance portion of the ACI award was earned at 160% of target. Based on Ms. Hollub's individual achievements described under Performance Assessment, the Compensation Committee determined that the individual performance portion of the ACI award was earned at 160% of target for a total annual cash incentive payout of $2,400,000.

**Long-Term Incentives:** The target grant date value of Ms. Hollub's long-term incentive award package for 2021 was $7,350,000, a 30% decrease from 2020. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program*" beginning on page 48.

The overall decrease in Ms. Hollub's total target compensation for 2021, driven by Ms. Hollub's reduced long-term incentive award value, was made to better align target compensation with shareholder experience while continuing to provide a competitive incentive.

OXY



# ROBERT L. PETERSON

## SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

### 2021 TARGET COMPENSATION

| (Thousands) | |
| --- | ---: |
| Base Salary | $ 650 |
| Annual Cash Incentive | $ 650 |
| Long-Term Incentives | $2,800 |
| **Total Annual Compensation** | **$4,100** |

Mr. Peterson has served as Senior Vice President and Chief Financial Officer since April 2020. Mr. Peterson previously served as Senior Vice President, Permian EOR, Occidental Oil and Gas, from September 2019 to April 2020. Prior to that, Mr. Peterson was Vice President, Permian Strategy, Occidental Oil and Gas, from November 2018 to September 2019, where he was responsible for developing and implementing a joint portfolio, technology and people strategy for the Company's Permian business and ensuring alignment with Occidental's Low Carbon Ventures strategy, and was President of OxyChem, the Company's chemical subsidiary, from August 2014 to September 2017, where he was instrumental in completing its major capital investments and improving the profitability of the business.

**Tenure.** Mr. Peterson joined Occidental more than 25 years ago and, before his appointment as Senior Vice President and Chief Financial Officer in 2020, has held a variety of increasingly significant leadership positions.

**Performance Assessment.** In assessing Mr. Peterson's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility, as well as his leadership and support for Occidental's overall strategic goals and performance objectives. Mr. Peterson made meaningful contributions with respect to the oversight and management of the company's balance sheet, liquidity position, credit ratings and financial controls, as well as efforts to optimize the capital program and maintain open engagement with shareholders and the financial community. Mr. Peterson's contributions also included optimizing cash resources, reducing debt further and advancing the integration of Anadarko. This work included significantly improving the balance sheet through successful bond tenders to reduce gross debt, leveling debt maturity concentrations, and retiring interest rate swaps. Mr. Peterson also advanced tax efficiency strategies and other integration matters including the completion of SAP implementation throughout the domestic business.

## COMPENSATION DECISIONS

**Base salary:** Effective January 1, 2021, Mr. Peterson's salary was increased by $25,000 to $650,000, which the Compensation Committee determined was appropriate in light of his performance and scope of responsibilities.

**Annual Cash Incentive:** Mr. Peterson's target ACI award opportunity was set at $650,000, an increase of $50,000 from 2020. The company performance portion of the ACI award was earned at 160% of target. Based on Mr. Peterson's individual achievements described under Performance Assessment, the Compensation Committee determined that the individual performance portion of the ACI award was earned at 160% of target for a total annual cash incentive payout of $1,040,000.

**Long-Term Incentives:** The target grant date value of Mr. Peterson's long-term incentive award package for 2021 was $2,800,000, an approximate 33% increase from 2020, which the Compensation Committee determined was appropriate in light of his performance and scope of responsibilities. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program*" beginning on page 48.



# MARCIA E. BACKUS

**SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER**

**2021 TARGET COMPENSATION**

| (Thousands) | |
|---|---|
| Base Salary | $ 730 |
| Annual Cash Incentive | $ 800 |
| Long-Term Incentives | $3,000 |
| **Total Annual Compensation** | **$4,530** |

Ms. Backus has served as General Counsel since 2013, Senior Vice President since 2014 and Chief Compliance Officer since 2015. Ms. Backus is responsible for overseeing Occidental's legal and compliance departments. Prior to joining Occidental, Ms. Backus was a partner at the law firm Vinson & Elkins L.L.P. heading the firm's Energy Transactions/Projects practice group and serving in key leadership positions.

**Tenure.** Ms. Backus joined Occidental in 2013.

**Performance Assessment.** In assessing Ms. Backus' performance, the Compensation Committee considered her instrumental involvement in the company's successful balance sheet improvement efforts through tender offers, repurchases and redemptions, repaying $6.7 billion in debt, and in divestitures of approximately $2 billion of non-operated assets in the DJ Basin and non-strategic assets in the Permian Basin and Ghana, completing the company's large-scale divestiture program. Ms. Backus demonstrated superior performance in handling litigation matters, developed and implemented proven litigation strategies and achieved successful outcomes.

## COMPENSATION DECISIONS

**Base salary:** Ms. Backus's base salary was $730,000, unchanged from 2020.

**Annual Cash Incentive:** Ms. Backus's target ACI award opportunity was set at $800,000, unchanged from 2020. The company performance portion of the ACI award was earned at 160% of target. Based on Ms. Backus's individual achievements described under Performance Assessment, the Compensation Committee determined that the individual performance portion of the ACI award was earned at 160% of target for a total annual cash incentive payout of $1,280,000.

**Long-Term Incentives:** The target grant date value of Ms. Backus's long-term incentive award package for 2021 was $3,000,000, unchanged from 2020. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program*" beginning on page 48.



# KENNETH DILLON

**SENIOR VICE PRESIDENT**

**2021 TARGET COMPENSATION**

| (Thousands) | |
|---|---|
| Base Salary | $ 675 |
| Annual Cash Incentive | $ 800 |
| Long-Term Incentives | $2,950 |
| **Total Annual Compensation** | **$4,425** |

Mr. Dillon is a Senior Vice President of Occidental and the President of International Oil and Gas Operations for Occidental Oil and Gas Corporation, a subsidiary of Occidental. In this role, Mr. Dillon oversees the company's operations in the Middle East, North Africa, South America and Gulf of Mexico, as well as Major Projects.

**Tenure.** Mr. Dillon joined Occidental more than 25 years ago and, before his appointment as Senior Vice President in 2016, has held a variety of increasingly significant leadership positions.

**Performance Assessment.** In assessing Mr. Dillon's performance, the Compensation Committee considered his contributions to the success of Occidental's international and Gulf of Mexico operations, Major Projects activities in support of Low Carbon Ventures, and the sale of Occidental's interests in two Ghana offshore fields. In addition, the following achievements were recognized: the award of the engineering, procurement and construction contract for the Al Hosn expansion, the NET Power first export milestone and significant operational improvements in deepwater drilling and reservoir performance.

## COMPENSATION DECISIONS

**Base salary:** Mr. Dillon's base salary was $675,000, unchanged from 2020.

**Annual Cash Incentive:** Mr. Dillon's target ACI award opportunity was set at $800,000, unchanged from 2020. The company performance portion of the ACI award was earned at 160% of target. Based on Mr. Dillon's individual achievements described under Performance Assessment, the Compensation Committee determined that the individual performance portion of the ACI award was earned at 160% of target for a total annual cash incentive payout of $1,280,000.

**Long-Term Incentives:** The target grant date value of Mr. Dillon's long-term incentive award package for 2021 was $2,950,000, unchanged from 2020. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program*" beginning on page 48.

OXY



# RICHARD A. JACKSON

## SENIOR VICE PRESIDENT

Mr. Jackson is a Senior Vice President of Occidental and the U.S. Onshore Resources and Carbon Management – President, Operations. In this role, Mr. Jackson leads the development and operations of Occidental's U.S. onshore oil and gas businesses while continuing to advance and integrate the company's Low Carbon Ventures technologies and opportunities. His responsibilities include accelerating subsurface innovation, delivering value-added resource development, and advancing operational technologies and key low carbon innovations.

**Tenure.** Mr. Jackson joined Occidental more than 18 years ago and, before his appointment as Senior Vice President in 2020, has held a variety of increasingly significant leadership positions.

**Performance Assessment**. In assessing Mr. Jackson's performance, the Compensation Committee considered his contributions to the success of Occidental's U.S. Onshore Resources (Oil and Gas) and Low Carbon Ventures technical and business developments. U.S. Onshore Oil and Gas business results included continued advancements in operating safety and emissions reduction and achievement of cashflow improvement goals through increased production and more efficient capital and operating expenditures. Additionally, organizational improvements included implementation of a new functional U.S. production operations team and innovation teams focused on workforce processes and new technologies. OLCV advancements included formation of an emissions technology team to implement enhanced detection and measurement innovations, commercial scale direct-air capture development with Carbon Engineering, NET Power's first electrical export milestone, additional CCUS project maturity milestones and carbon market advocacy and advancements.

### 2021 TARGET COMPENSATION

| (Thousands) | |
| --- | --- |
| Base Salary | $ 650 |
| Annual Cash Incentive | $ 650 |
| Long-Term Incentives | $2,800 |
| **Total Annual Compensation** | **$4,100** |

### COMPENSATION DECISIONS

**Base salary:** Effective January 1, 2021, Mr. Jackson's salary was increased by $25,000 to $650,000, which the Compensation Committee determined was appropriate in light of his performance and scope of responsibilities.

**Annual Cash Incentive**: Mr. Jackson's target ACI award opportunity was set at $650,000, unchanged from 2020. The company performance portion of the ACI award was earned at 160% of target. Based on Mr. Jackson's individual achievements described under Performance Assessment, the Compensation Committee determined that the individual performance portion of the ACI award was earned at 160% of target for a total annual cash incentive payout of $1,040,000.

**Long-Term Incentives:** The target grant date value of Mr. Jackson's long-term incentive award package for 2021 was $2,800,000, an approximate 27% increase from 2020, which the Compensation Committee determined was appropriate in light of his performance and scope of responsibilities. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program*" beginning on page 48.

# Additional Compensation Policies and Practices

## Stock Ownership Guidelines

Occidental's stock ownership guidelines are intended to more closely align the interests of the named executive officers with those of the company's shareholders.

The ownership guidelines range from three-to-six times the officer's annual base salary, based on position, as illustrated below:

| Position | Multiple of Base Salary |
|---|---|
| Chief Executive Officer | 6 |
| Chief Financial Officer | 4 |
| Senior Vice Presidents | 3 |

An officer who does not meet the minimum ownership guideline may not sell any shares of Occidental common stock until he or she meets the ownership guideline and would continue to meet the ownership guideline following any such sale. Unvested performance-based stock awards, unvested performance-based stock units and unexercised stock options do not count toward satisfaction of the stock ownership guidelines. Officers subject to the guidelines are expected to comply within five years from the later of the effective date of the guidelines or the date the individual is named to a participating position.

## Equity Grant Practices

The Compensation Committee made equity grants pursuant to the long-term incentive program at its regularly scheduled February meeting. The grant date fair value of each of the CROCE and RSU awards was based on the closing price of Occidental's common stock on the NYSE on the day the Compensation Committee granted the awards, and the grant date fair value of the TSR award also incorporates the estimated payout percentage of the award as of the grant date. The fair value of the NQSO awards is estimated using a Black Scholes model. As specifically authorized by the terms of the 2015 LTIP, the Compensation Committee has delegated to Ms. Hollub the authority to grant equity awards in certain circumstances to new employees and to grant equity awards to Occidental's employees who are not executive officers within specified limits.

## Potential Recoupment of Compensation Due to Misconduct

Occidental may recoup certain compensation from executive officers in the event of misconduct pursuant to the terms of Occidental's Code of Business Conduct, the ACI awards and the 2015 LTIP. Occidental's Code of Business Conduct prohibits any officer, employee or director from violating or circumventing any law of the United States or a foreign country or engaging in unethical conduct during the course of his or her employment. The Audit Committee oversees compliance with the Code of Business Conduct and has put in place procedures, including a compliance hotline, to encourage prompt reporting of violations or suspected violations of the Code of Business Conduct, without fear of retaliation. In general, misconduct may have several consequences, including:

▶ Disciplinary action, which may include termination, referral for criminal prosecution and reimbursement to Occidental or others for any losses or damages resulting from the violation.

▶ Forfeiture of stock awards, in whole or in part, in the case of an employee's termination for cause.

▶ Forfeiture or reduction of the ACI award for violations of the Code of Business Conduct or related policies.

In addition, the 2015 LTIP includes a provision that gives Occidental the contractual right to recoup awards (i) where a participant has breached Occidental's Business Code of Conduct by violating applicable law or company policy or engaging in unethical conduct or (ii) pursuant to a policy to be adopted by Occidental to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which will generally require recoupment of incentive-based compensation if Occidental is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement.

# Risk Assessment of Compensation Policies and Practices

Although the majority of the executive compensation program is performance-based, the Compensation Committee believes Occidental's compensation programs do not encourage unnecessary or excessive risk-taking. In reaching its conclusion, the Compensation Committee reviewed the findings of a risk-taking analysis performed by its independent compensation consultant, Meridian. The Compensation Committee concurred with Meridian's finding that Occidental's compensation programs include multiple features that appropriately control motivations for excessive risk-taking and that the compensation programs do not encourage excessive risk-taking. With respect to the executive compensation program, the compensation features that are indicative of appropriate risk-taking include:

▸ **Diversified Performance Metrics.** The ACI award and long-term incentive awards consider multiple performance criteria, rather than a single metric.

▸ **Balanced Pay Mix.** The total compensation opportunity features an effective balance between short- and long-term compensation components.

▸ **Capped Awards.** Performance-based stock awards and the ACI award are capped as a percentage of the targeted award and payout of the TSR award is capped at target if Occidental's absolute TSR is negative over the performance period.

▸ **Stock Ownership Guidelines and Holding Periods.** Meaningful stock ownership guidelines and holding requirements for executives encourage a long-term perspective and require holding stock for extended periods.

▸ **Clawback Provisions.** The ACI award and long-term incentive awards are subject to clawback provisions beyond legal requirements, including forfeiture and recoupment provisions of awards in the event of violations of Occidental's Code of Business Conduct.

▸ **Anti-Hedging Provisions.** Occidental's executive officers, directors and other employees are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Occidental's securities.

# Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis section for the year ended December 31, 2021. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2022 Annual Meeting of Shareholders.

Respectfully submitted,

**THE EXECUTIVE COMPENSATION COMMITTEE**

Jack B. Moore (Chair)
William R. Klesse
Margarita Paláu-Hernández
Avedick B. Poladian

# Executive Compensation Tables

## Summary Compensation

**SUMMARY COMPENSATION TABLE**

| Name and Principal Position | Year | Salary | Bonus | Stock Awards[1] | Option Awards[2] | Non-Equity Incentive Plan Compensation[3] | All Other Compensation[4] | Total |
|---|---|---|---|---|---|---|---|---|
| **Vicki Hollub** President and Chief Executive Officer | 2021 | $1,000,000 | $ — | $ 5,512,829 | $1,837,511 | $2,400,000 | $318,199 | **$11,068,539** |
| | 2020 | $ 616,966 | $ — | $ 9,650,069 | $2,625,002 | $1,012,500 | $260,914 | $ 14,165,451 |
| | 2019 | $1,330,769 | $1,417,500 | $10,500,091 | $ — | $2,126,250 | $616,293 | $ 15,990,903 |
| **Robert L. Peterson** Senior Vice President and Chief Financial Officer | 2021 | $ 650,000 | $ — | $ 2,100,135 | $ 700,003 | $1,040,000 | $170,980 | **$ 4,661,118** |
| | 2020 | $ 511,644 | $ — | $ 2,854,296 | $ — | $ 300,000 | $246,764 | $ 3,912,704 |
| **Marcia E. Backus** Senior Vice President, General Counsel and Chief Compliance Officer | 2021 | $ 730,000 | $ — | $ 2,250,167 | $ 750,007 | $1,280,000 | $195,313 | **$ 5,205,487** |
| | 2020 | $ 571,562 | $ — | $ 2,689,817 | $ 750,002 | $ 400,000 | $285,678 | $ 4,697,059 |
| | 2019 | $ 724,231 | $ 420,000 | $ 3,000,098 | $ — | $ 980,000 | $276,514 | $ 5,400,843 |
| **Kenneth Dillon** Senior Vice President | 2021 | $ 675,000 | $ — | $ 2,212,632 | $ 737,503 | $1,280,000 | $169,936 | **$ 5,075,071** |
| | 2020 | $ 461,438 | $ — | $ 2,212,565 | $ 737,501 | $ 400,000 | $261,594 | $ 4,073,098 |
| **Richard A. Jackson** Senior Vice President | 2021 | $ 650,000 | $ — | $ 2,100,135 | $ 700,003 | $1,040,000 | $163,523 | **$ 4,653,661** |

[1] For 2021, amounts shown represent the aggregate grant date fair value of the CROCE, RSU and TSR long-term incentive awards granted to the named executive officers. The grant date fair value of each of the CROCE and RSU awards equals the target number of stock units granted multiplied by Occidental's closing stock price on the grant date. The grant date fair value of the TSR award is calculated based on a Monte-Carlo valuation on the date of grant, determined under Financial Accounting Standards Board Accounting Standard Codification Topic 718 (FASB ASC 718). See Note 15 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the TSR award. The maximum values of the TSR award as of the grant date for Ms. Hollub, Mr. Peterson, Ms. Backus, Mr. Dillon and Mr. Jackson were approximately $2.5 million, $1.0 million, $1.0 million, $1.0 million and $1.0 million, respectively. The maximum values of the CROCE award as of the grant date for Ms. Hollub, Mr. Peterson, Ms. Backus, Mr. Dillon and Mr. Jackson were approximately $3.7 million, $1.4 million, $1.5 million, $1.5 million and $1.4 million, respectively. The RSU award has no above-target payout scenario. For more information, see *"Compensation Discussion and Analysis – Elements of the 2021 Compensation Program – Total Shareholder Return (TSR) Award," "—Cash Return on Capital Employed (CROCE) Award,"* and *"—Restricted Stock Unit (RSU) Award"* on pages 49-50.

[2] For 2021, amounts shown represent NQSO awards granted to the named executive officers. The grant date fair value of each of the NQSO awards represents the FASB ASC 718 value calculated using a Black-Scholes model on the date of grant of $12.72 per share of common stock underlying the award. See Note 15 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the NQSO awards. The NQSO awards vest ratably over three years with one-third vesting on each of February 28, 2022, 2023 and 2024, subject to continued employment. For more information, see *"Compensation Discussion and Analysis – Elements of the 2021 Compensation Program – Non-Qualified Stock Option (NQSO) Award"* on page 50.

[3] Amounts shown represent the final, earned ACI award. For more information regarding the 2021 ACI award, see *"Compensation Discussion and Analysis – Elements of the 2021 Compensation Program – Annual Cash Incentive"* beginning on page 46.

[4] The following table shows "All Other Compensation" amounts for 2021 for the named executive officers. In accordance with SEC rules, benefits that are generally available to all full-time salaried U.S. dollar employees, such as medical, dental, life insurance, health savings and flexible spending accounts, are not shown.

| | V. Hollub | R. Peterson | M. Backus | K. Dillon | R. Jackson |
|---|---|---|---|---|---|
| Savings Plan[a] | $ 20,300 | $ 20,300 | $ 20,300 | $ 20,300 | $ 20,300 |
| SRP II[b] | $285,056 | $132,873 | $160,800 | $149,636 | $143,223 |
| Personal Benefits | $ 12,843[c] | $ 17,807[d] | $ 14,213[e] | $ — | $ — |
| **Total** | **$318,199** | **$170,980** | **$195,313** | **$169,936** | **$163,523** |

[a] Occidental's contribution to the Occidental Petroleum Corporation Savings Plan (Savings Plan), a defined contribution 401(k) plan, described on pages 62-63.

[b] Occidental's contribution to the Supplemental Retirement Plan II (SRP II), a nonqualified, defined contribution retirement plan, described on pages 62-63.

[c] Financial and tax planning, excess liability insurance premiums and use of a car service during personal travel for efficiency and security purposes.

[d] Excess liability insurance premiums and club dues.

[e] Financial and tax planning and excess liability insurance premiums.

OXY

# Grants of Plan-Based Awards

The table below shows the plan-based awards granted by the Compensation Committee to the named executive officers in 2021. For a summary of the key terms of the awards granted pursuant to the 2021 long-term incentive program, see *"Elements of the 2021 Compensation Program – Long-Term Incentive Award Program"* beginning on page 48. For the actual amounts earned under the ACI award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 58.

**GRANTS OF PLAN-BASED AWARDS**

| Name/ Type of Award | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: # of Shares of Stock or Units | All Other Option Awards: # of Securities Underlying Options | Exercise Price of Options ($) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold $ | Target $ | Maximum $ | Threshold # Shares | Target # Shares | Maximum # Shares | | | | |
| **V. Hollub** | | | | | | | | | | | |
| ACI | | $— | $1,500,000 | $3,000,000 | | | | | | | |
| CROCE[2] | 02/12/2021 | | | | 18,093 | 72,372 | 144,744 | | | | $1,837,525 |
| RSU[3] | 02/12/2021 | | | | | | | 72,372 | | | $1,837,525 |
| TSR[4] | 02/12/2021 | | | | 12,499 | 49,994 | 99,988 | | | | $1,837,779 |
| NQSO[5] | 02/12/2021 | | | | | | | | 144,454 | $25.39 | $1,837,511 |
| **R. Peterson** | | | | | | | | | | | |
| ACI | | $— | $ 650,000 | $1,300,000 | | | | | | | |
| CROCE[2] | 02/12/2021 | | | | 6,893 | 27,570 | 55,140 | | | | $ 700,002 |
| RSU[3] | 02/12/2021 | | | | | | | 27,570 | | | $ 700,002 |
| TSR[4] | 02/12/2021 | | | | 4,762 | 19,046 | 38,092 | | | | $ 700,131 |
| NQSO[5] | 02/12/2021 | | | | | | | | 55,030 | $25.39 | $ 700,003 |
| **M. Backus** | | | | | | | | | | | |
| ACI | | $— | $ 800,000 | $1,600,000 | | | | | | | |
| CROCE[2] | 02/12/2021 | | | | 7,385 | 29,540 | 59,080 | | | | $ 750,021 |
| RSU[3] | 02/12/2021 | | | | | | | 29,540 | | | $ 750,021 |
| TSR[4] | 02/12/2021 | | | | 5,102 | 20,406 | 40,812 | | | | $ 750,125 |
| NQSO[5] | 02/12/2021 | | | | | | | | 58,961 | $25.39 | $ 750,007 |
| **K. Dillon** | | | | | | | | | | | |
| ACI | | $— | $ 800,000 | $1,600,000 | | | | | | | |
| CROCE[2] | 02/12/2021 | | | | 7,262 | 29,047 | 58,094 | | | | $ 737,503 |
| RSU[3] | 02/12/2021 | | | | | | | 29,047 | | | $ 737,503 |
| TSR[4] | 02/12/2021 | | | | 5,017 | 20,066 | 40,132 | | | | $ 737,626 |
| NQSO[5] | 02/12/2021 | | | | | | | | 57,978 | $25.39 | $ 737,503 |
| **R. Jackson** | | | | | | | | | | | |
| ACI | | $— | $ 650,000 | $1,300,000 | | | | | | | |
| CROCE[2] | 02/12/2021 | | | | 6,893 | 27,570 | 55,140 | | | | $ 700,002 |
| RSU[3] | 02/12/2021 | | | | | | | 27,570 | | | $ 700,002 |
| TSR[4] | 02/12/2021 | | | | 4,762 | 19,046 | 38,092 | | | | $ 700,131 |
| NQSO[5] | 02/12/2021 | | | | | | | | 55,030 | $25.39 | $ 700,003 |

[1] Amounts shown reflect the possible payout range of the 2021 ACI award. For the actual amounts earned pursuant to the ACI award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 58. For 2021, payout of the ACI award was based on Occidental's performance with respect to certain key company performance metrics and the Compensation Committee's assessment of each named executive officer's individual performance. The ACI award is described further under *"Elements of the 2021 Compensation Program – Annual Cash Incentive"* beginning on page 46.

[2] The grant date fair value of the CROCE award is equal to the target number of PSUs originally granted multiplied by $25.39, the closing price of Occidental's common stock on the grant date. Actual payout of the CROCE award may be zero or a range from 25% to 200% of the target number of PSUs granted based on Occidental's CROCE at the end of the three-year performance period. For more information regarding the payout possibilities of the CROCE award, please see *"Elements of the 2021 Compensation Program – Long-Term Incentive Award Program – Cash Return on Capital Employed (CROCE) Award"* on page 50.

[3] The grant date fair value of the RSU award is equal to the number of RSUs granted multiplied by $25.39, the closing price of Occidental's common stock on the grant date. The RSU award vests ratably over three years with one-third vesting on each of February 28, 2022, 2023 and 2024, subject to continued employment, and is payable in shares of common stock upon vesting. The vested shares are subject to a two-year holding period. The value of the RSU award at vesting will depend on the closing price of Occidental's common stock on each vesting date. For more information regarding the RSU award, see *"Elements of the 2021 Compensation Program – Long-Term Incentive Award Program – Restricted Stock Unit (RSU) Award"* on page 50.

(4) The grant date fair value of the TSR award is based on a Monte Carlo simulation in accordance with FASB ASC 718. Actual payout of the TSR award may be zero or range from 25% to 200% of the target number of PSUs granted based on Occidental's TSR at the end of the three-year performance period as compared to the TSR of the performance peer companies, and whether Occidental's absolute TSR value for the performance period is positive. For more information regarding the payout possibilities of the TSR award, please see "*Elements of the 2021 Compensation Program – Long-Term Incentive Award Program – Total Shareholder Return (TSR) Award*" beginning on page 49.

(5) The grant date fair value of the NQSO award represents the FASB ASC 718 value calculated using a Black-Scholes model on the date of grant of $12.72 per share of common stock underlying the award. The NQSO award vests ratably over three years with one-third vesting on each of February 28, 2022, 2023 and 2024, subject to continued employment. For more information regarding the NQSO award, see "*Compensation Discussion and Analysis – Elements of the 2021 Compensation Program – Non-Qualified Stock Option (NQSO) Award*" on page 50.

# Outstanding Equity Awards

The table below sets forth the outstanding equity awards held by the named executive officers as of December 31, 2021.

## OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2021

| | | Nonqualified Stock Options and Stock Appreciation Rights | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Name/ Type of Award** | **Grant Date** | **Number of Securities Underlying Unexercised Options (#) Exercisable** | **Number of Securities Underlying Unexercised Options (#) Unexercisable** | **Option Exercise Price[1] ($)** | **Option Expiration Date** | **Number of Shares or Units of Stock that Have Not Vested (#)** | **Market Value of Shares or Units of Stock that Have Not Vested ($)[2]** | **Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)** | **Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]** |
| **V. Hollub** | | | | | | | | | |
| NQSO[3] | 02/11/15 | 88,341 | | $76.96 | 2/11/2022 | | | | |
| NQSO[3] | 02/14/20 | 199,770 | 399,539 | $40.03 | 2/14/2030 | | | | |
| NQSO[3] | 02/12/21 | | 144,454 | $25.39 | 2/12/2031 | | | | |
| SAR[3] | 02/14/20 | 85,616 | 171,230 | $40.03 | 2/14/2030 | | | | |
| RSU[4] | 02/15/19 | | | | | 15,627 | $ 453,027 | | |
| RSU[4] | 02/14/20 | | | | | 42,067 | $1,219,522 | | |
| RSU[4] | 02/14/20 | | | | | 40,565 | $1,175,979 | | |
| RSU[4] | 02/12/21 | | | | | 72,372 | $2,098,064 | | |
| CROCE[5] | 02/14/20 | | | | | | | 126,202 | $3,658,596 |
| CROCE[5] | 02/12/21 | | | | | | | 144,744 | $4,196,129 |
| PRI[6] | 07/08/15 | | | | | | | 8,616 | $ 249,778 |
| TSR[7] | 02/14/20 | | | | | | | 14,966 | $ 433,864 |
| TSR[7] | 02/12/21 | | | | | | | 49,994 | $1,449,326 |
| **R. Peterson** | | | | | | | | | |
| NQSO[3] | 02/11/15 | 15,589 | | $76.96 | 2/11/2022 | | | | |
| NQSO[3] | 02/12/21 | | 55,030 | $25.39 | 2/12/2031 | | | | |
| RSU[4] | 02/15/19 | | | | | 5,209 | $ 151,009 | | |
| RSU[4] | 02/14/20 | | | | | 16,827 | $ 487,815 | | |
| RSU[4] | 02/12/21 | | | | | 27,570 | $ 799,254 | | |
| CROCE[5] | 02/12/21 | | | | | | | 55,140 | $1,598,509 |
| PRI[6] | 07/08/15 | | | | | | | 2,585 | $ 74,939 |
| TSR[7] | 02/14/20 | | | | | | | 5,987 | $ 173,563 |
| TSR[7] | 02/12/21 | | | | | | | 19,046 | $ 552,144 |
| PhSU[8] | 11/01/19 | | | | | 44,337 | $1,285,330 | | |

| Name/ Type of Award | Grant Date | Nonqualified Stock Options and Stock Appreciation Rights | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price[1] ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock that Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2] |
| **M. Backus** | | | | | | | | | |
| NQSO[3] | 02/11/15 | 20,786 | | $76.96 | 2/11/2022 | | | | |
| NQSO[3] | 02/14/20 | 81,539 | 163,077 | $40.03 | 2/14/2030 | | | | |
| NQSO[3] | 02/12/21 | | 58,961 | $25.39 | 2/12/2031 | | | | |
| RSU[4] | 02/15/19 | | | | | 6,697 | $ 194,146 | | |
| RSU[4] | 02/14/20 | | | | | 12,019 | $ 348,431 | | |
| RSU[4] | 02/12/21 | | | | | 29,540 | $ 856,365 | | |
| CROCE[5] | 02/14/20 | | | | | | | 36,058 | $1,045,321 |
| CROCE[5] | 02/12/21 | | | | | | | 59,080 | $1,712,729 |
| PRI[6] | 07/08/15 | | | | | | | 3,792 | $ 109,930 |
| TSR[7] | 02/14/20 | | | | | | | 4,276 | $ 123,961 |
| TSR[7] | 02/12/21 | | | | | | | 20,406 | $ 591,570 |
| **K. Dillon** | | | | | | | | | |
| NQSO[3] | 02/11/15 | 15,589 | | $76.96 | 2/11/2022 | | | | |
| NQSO[3] | 02/14/20 | 80,180 | 160,359 | $40.03 | 2/14/2030 | | | | |
| NQSO[3] | 02/12/21 | | 57,978 | $25.39 | 2/12/2031 | | | | |
| RSU[4] | 02/15/19 | | | | | 7,317 | $ 212,120 | | |
| RSU[4] | 02/14/20 | | | | | 11,819 | $ 342,633 | | |
| RSU[4] | 02/12/21 | | | | | 29,047 | $ 842,073 | | |
| CROCE[5] | 02/14/20 | | | | | | | 35,458 | $1,027,927 |
| CROCE[5] | 02/12/21 | | | | | | | 58,094 | $1,684,145 |
| TSR[7] | 02/14/20 | | | | | | | 4,205 | $ 121,903 |
| TSR[7] | 02/12/21 | | | | | | | 20,066 | $ 581,713 |
| **R. Jackson** | | | | | | | | | |
| NQSO[3] | 02/11/15 | 15,589 | | $76.96 | 2/11/2022 | | | | |
| NQSO[3] | 02/12/21 | | 55,030 | $25.39 | 2/12/2031 | | | | |
| RSU[4] | 02/15/19 | | | | | 5,457 | $ 158,198 | | |
| RSU[4] | 02/14/20 | | | | | 17,628 | $ 511,036 | | |
| RSU[4] | 02/12/21 | | | | | 27,570 | $ 799,254 | | |
| CROCE[5] | 02/12/21 | | | | | | | 55,140 | $1,598,509 |
| TSR[7] | 02/14/20 | | | | | | | 6,272 | $ 181,825 |
| TSR[7] | 02/12/21 | | | | | | | 19,046 | $ 552,144 |
| PhSU[8] | 11/01/19 | | | | | 29,558 | $ 856,886 | | |

[1] Anti-dilution adjustments were made to the exercise price and the number of shares of common stock underlying the 2020 NQSO and stock appreciation right (SAR) awards in connection with the warrant distribution on August 3, 2020.

[2] The dollar amounts shown represent the product of the number of shares or units shown in the column immediately to the left and $28.99, the closing price of Occidental's common stock on the NYSE on December 31, 2021.

[3] The 2015 NQSO award vested ratably over a three-year period with one-third becoming exercisable on each of February 11, 2016, 2017, and 2018 and expired on February 11, 2022. One-third of each of the 2020 NQSO award and the 2020 SAR award vested on February 28, 2022, and the remaining unvested portion of each will vest on February 28, 2023. One-third of the 2021 NQSO award vested on February 28, 2022, and the remaining unvested portion will vest ratably on February 28, 2023 and 2024. The closing price of Occidental's common stock on the NYSE on December 31, 2021 ($28.99) was not in excess of the strike price of the 2015 and 2020 NQSO awards or the grant price of the 2020 SAR award but it was in excess of the 2021 NQSO award.

[4] The RSU awards vest ratably over a three-year period, subject to continued employment. The unvested portion of the RSU award granted in February 2019 vested on February 28, 2022; one-third of the RSU award granted in February 2020 vested on February 28, 2022 and the remaining unvested portion will vest on February 28, 2023; one-third of the RSU award granted in February 2021 vested on February 28, 2022 and the remaining unvested portion will vest ratably on February 28, 2023 and 2024.

(5) Pursuant to SEC rules, values shown for the CROCE awards granted in 2020 and 2021 reflect an estimated payout at maximum based on Occidental's performance through December 31, 2021.

(6) The performance retention incentive (PRI) award vested in four equal annual tranches. The first tranche of the PRI award is still outstanding and subject to a performance condition. Pursuant to SEC rules, the values shown assume that the first tranche of the award will pay out; however, the first tranche of the PRI award is not expected to pay out based on Occidental's performance through December 31, 2021. If the performance goal underlying the first tranche of the PRI award is not met by June 30, 2022, the shares will forfeit. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(7) Pursuant to SEC rules, the values shown for the 2020 TSR awards reflect an estimated payout at the threshold performance level; however, based on Occidental's performance through December 31, 2021, the 2020 TSR awards are not expected to pay out. The 2019 TSR awards were forfeited based on performance through December 31, 2021 and thus are not reflected in this table. The values shown for the 2021 TSR awards reflect an estimated payout at the target performance level; however, based on Occidental's performance through December 31, 2021, the 2021 TSR awards are expected to pay out at 87.5%. The TSR awards vest based on the achievement of the applicable performance goal over the performance period. The performance periods for the 2020 and 2021 TSR awards end on December 31, 2022 and December 31, 2023, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(8) The phantom stock unit (PhSU) awards granted in November 2019 vested on January 31, 2022.

# Stock Vested in 2021

The following table summarizes, for the named executive officers, the stock awards vested during 2021. No NQSO or SAR awards were exercised by the named executive officers in 2021.

**PREVIOUSLY GRANTED STOCK AWARDS VESTED IN 2021**

| | Stock Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
| V. Hollub | 70,541 | $1,877,096 |
| R. Peterson | 18,394 | $ 489,464 |
| M. Backus | 19,148 | $ 509,528 |
| K. Dillon | 18,237 | $ 485,287 |
| R. Jackson | 17,134 | $ 455,936 |

(1) Amounts shown represent the product of the number of shares vested and the closing price of Occidental's common stock on the NYSE on either the award's certification date, for performance-based awards, or the award's vesting date, for time-vested awards. In each case, the number of shares acquired at vesting and the value realized at vesting do not include any reduction in vested shares or value realized associated with the cancellation of shares to satisfy taxes.

# Nonqualified Deferred Compensation

## Supplemental Retirement Plan II

Employees whose participation in Occidental's tax-qualified defined contribution plans is limited by applicable tax laws are eligible to participate in Occidental's SRP II, which provides additional retirement benefits outside of those limitations.

Annual plan allocations for each participant restore the amounts that would have accrued for salary, ACI award amounts and bonus amounts, if any, under the qualified plans, but for the tax law limitations. Account balances are fully vested after three years of service and are payable following separation from service, or upon attainment of a specified age elected by the participant. Each of the named executive officers is fully vested in his or her aggregate balance shown on page 63.

Interest on SRP II accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the processing month plus 2%, on a daily basis with monthly compounding.

## Modified Deferred Compensation Plan

Under the MDCP, the maximum amount of an executive officer's salary or ACI award payment that may be deferred for any one year is limited to $150,000. A participant's overall plan balance must be less than $2 million at the end of any given year to enable a participant to defer compensation for the subsequent year. Deferred amounts earn interest at a rate equal to the five-year U.S. Treasury Note rate plus 2%.

OXY

The following table sets forth the 2021 contributions, earnings, withdrawals and balances under the SRP II and the MDCP, to the extent the named executive officers participated in such plans. The footnotes provide information about other amounts that were reported as earned in the Summary Compensation Table on page 58 for 2021 and prior years.

**NONQUALIFIED DEFERRED COMPENSATION**

| Name | Plan | Executive Contributions in 2021[1] | Occidental Contributions in 2021[2] | Aggregate Earnings in 2021 | Aggregate Withdrawals/ Distributions in 2021[3] | Aggregate Balance at 12/31/21[4] |
|---|---|---|---|---|---|---|
| **V. Hollub** | SRP II | $— | $285,056 | $88,372 | $ — | $3,354,530 |
| | MDCP | $— | $ — | $ 9,777 | $21,197 | $ 335,202 |
| **R. Peterson** | SRP II | $— | $132,873 | $43,243 | $ — | $1,648,309 |
| | MDCP | $— | $ — | $ — | $ — | $ — |
| **M. Backus** | SRP II | $— | $160,800 | $42,915 | $ — | $1,649,129 |
| | MDCP | $— | $ — | $ — | $ — | $ — |
| **K. Dillon** | SRP II | $— | $149,636 | $56,226 | $ — | $2,127,276 |
| | MDCP | $— | $ — | $ — | $ — | $ — |
| **R. Jackson** | SRP II | $— | $143,223 | $36,769 | $ — | $1,419,663 |
| | MDCP | $— | $ — | $ — | $ — | $ — |

[1] No employee contributions are permitted to the SRP II, and none of the NEOs made contributions to the MDCP in 2021.

[2] Amounts represent Occidental's 2021 contributions to the SRP II and MDCP, which are reported under "All Other Compensation" in the Summary Compensation Table on page 58.

[3] The amount reported for Ms. Hollub represents a 2020 distribution from the MDCP paid in fiscal year 2021.

[4] The aggregate balance for each named executive officer who participates in the SRP II and/or the MDCP, as applicable, reflects the cumulative value, as of December 31, 2021, of the contributions to the named executive officer's account, earnings on those contributions and any withdrawals or distributions since the named executive officer began participating in the plan. We previously reported Occidental contributions for the named executive officers in the Summary Compensation Table for fiscal years prior to 2021 in the following aggregate amounts: Ms. Hollub – $2,182,164; Mr. Peterson – $209,059; Ms. Backus – $1,163,362; and Mr. Dillon – $241,644.

# Executive Severance and Change in Control

Occidental adopted the Severance Plan and the CIC Severance Plan (each as defined below) to allow Occidental's executives to continue to exercise their judgment and perform their responsibilities without the potential for distraction that can arise from concerns regarding their personal circumstances. In reviewing each plan, the Compensation Committee consulted with its independent compensation consultant, Meridian Compensation Partners, LLC, to develop market-based severance benefits that are competitive within the oil and gas industry and that reflect broader U.S. industry practices.

Receipt of any severance benefits is subject to the executive's execution of a release of any claims against Occidental, as well as compliance with any restrictive covenants that the Compensation Committee determines in its discretion.

## Executive Severance Plan

In March 2020, Occidental adopted the Occidental Petroleum Corporation Executive Severance Plan (the Severance Plan), which is applicable to Occidental's executive officers. Occidental previously did not maintain any severance arrangements for its executive officers.

The Severance Plan provides severance benefits in the event that an eligible executive's employment with Occidental and its subsidiaries is terminated other than for "cause" (as defined in the Severance Plan). The Severance Plan does not provide benefits upon a resignation by an executive for any reason. The severance benefits provided under the Severance Plan are as follows:

▶ **Cash Severance.** Cash severance equal to 1.5 times (or, in the case of Occidental's Chief Executive Officer, 2.0 times) the sum of (A) the executive's base salary and (B) the executive's annual bonus for the year of termination. For terminations on or before December 31, 2021, (i) base salary was deemed to be the higher of the executive's base salary in effect on March 1, 2020 and that in effect on the termination date and (ii) the executive's annual bonus for the year of termination was deemed to be the actual bonus earned for the year of termination based on actual performance. For terminations after December 31, 2021, the executive's base salary on the termination date and target bonus for the year of termination will apply.

▶ **Pro-Rata Bonus.** The pro-rata portion of the executive's annual bonus for the year of termination, determined based on (x) actual performance for the year of termination, if the termination date was on or before December 31, 2021, or (y) target bonus, if the termination date is after December 31, 2021.

▶ **Welfare Benefits.** Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans for two years following the termination date.

▶ **Accelerated Vesting of Service Condition Under Long-Term Incentive Awards.** The service-based vesting condition of any long-term incentive award would vest (x) in full, if the executive's termination date was on or before December 31, 2021, or (y) on a pro-rata basis, if the executive's termination date is after December 31, 2021. If the award is also subject to performance-based vesting conditions, the award (or the pro-rata portion of such award, as applicable) would continue to be subject to the satisfaction of the applicable performance conditions. Any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.

▶ **Outplacement.** Outplacement services for up to nine months following the termination date.

The Severance Plan also includes a "net best after tax provision" such that if any of the executive's payments under the Severance Plan or otherwise would be subject to "golden parachute" excise taxes under the Internal Revenue Code, the payments to the executive will be reduced in order to limit or avoid the "golden parachute" excise tax if and to the extent such reduction would produce an expected better after-tax result for the executive.

# Change in Control Severance Plan

In May 2020, Occidental adopted the Occidental Petroleum Corporation Executive Change in Control Severance Plan (the CIC Severance Plan), which provides enhanced severance benefits to Occidental's executive officers upon qualifying terminations of employment within two years following a Change in Control (as defined in the CIC Severance Plan).

The CIC Severance Plan complements Occidental's Executive Severance Plan, which provides severance benefits upon qualifying terminations before a Change in Control and after the two-year protection period following the Change in Control but does not provide for enhanced change in control protections.

Severance benefits are payable under the CIC Severance Plan if an eligible executive's employment with Occidental and its subsidiaries is terminated within two years following a Change in Control either (a) by Occidental (other than for "cause" (as defined in the CIC Severance Plan)) or (b) by the eligible executive for "good reason" (as defined in the CIC Severance Plan). The severance benefits provided under the CIC Severance Plan are as follows:

▶ **Cash Severance.** Cash severance equal to 2.00 times (or, in the case of Occidental's Chief Executive Officer, 2.99 times) the sum of (A) the executive's base salary (based on the highest base salary in effect at any time during the three-year period preceding the Change in Control or at any time on or after the Change in Control) and (B) the executive's target annual bonus.

▶ **Pro-Rata Bonus.** The pro-rata portion of the executive's annual bonus for the year of termination, determined based on the greater of (A) the executive's target annual bonus and (B) the amount of such bonus that would have been due for the full year based on actual results for such year, had the executive remained employed through the payment date.

▶ **Welfare Benefits.** Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans for two years following the termination date.

▶ **Accelerated Vesting of Long-Term Incentive Awards.** Vesting of all outstanding long-term incentive awards with performance-based awards vesting at the greater of target performance and actual performance, except that any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.

▶ **Outplacement.** Outplacement services for up to nine months following the termination date.

Like the Severance Plan, the CIC Severance Plan also includes a "net best after tax provision."

# Potential Payments upon Termination or Change in Control

Payments and other benefits provided to named executive officers in various termination circumstances or in connection with a change in control are subject to certain policies, plans and agreements. The material terms of these arrangements are summarized below. Except as described in this CD&A, Occidental does not have any other agreements or plans that will require compensation to be paid to named executive officers in the event of a termination of employment or a change in control.

**Golden Parachute Policy.** Occidental's Golden Parachute Policy provides that, subject to certain exceptions, Occidental will not grant Golden Parachute Benefits (as defined in the policy) to any senior executive that exceed 2.99 times his or her salary plus ACI pay, unless the grant of such benefits is approved by a vote of Occidental's shareholders. The complete Golden Parachute Policy is available at www.oxy.com.

**Outstanding Equity Awards.** Awards granted to the named executive officers since 2015 (those granted under the 2015 LTIP) are subject to double-trigger vesting upon a "change in control" (as defined in the 2015 LTIP). Payout under each of the outstanding equity awards based on various termination circumstances or in connection with a change in control are described in more detail in the footnotes to the Potential Payments table on page 67.

# Potential Payments

In the table that follows, payments and other benefits provided to the named executive officers in connection with various termination and change in control situations are set out as if the conditions for payment had occurred and the applicable triggering events took place on December 31, 2021, when the closing price of Occidental's common stock was $28.99. The amounts shown are in addition to the payments and benefits that are potentially available to all full-time salaried U.S. dollar payroll employees, such as amounts vested under the Savings Plan and other tax-qualified retirement plans, amounts vested under Occidental's nonqualified deferred compensation plans, payment for accrued PTO up to a maximum accrual ceiling of 350 hours, and disability benefits, among others.

Actual amounts to be paid will depend on several factors, such as the date of each named executive officer's separation from Occidental or the occurrence of a change in control event, Occidental's ultimate achievement of performance goals underlying performance awards and the price of Occidental's common stock when such awards are earned, if at all. The disclosures below do not take into consideration any requirements under Section 409A of the Internal Revenue Code, which could affect, among other things, the timing of payments and distributions.

## POTENTIAL PAYMENTS

| Name/Type of Award[1] | Retirement with Occidental Consent | Death or Disability | Termination for Cause; Voluntary Termination | Involuntary Termination without Cause[2] | Change in Control | Change in Control and Qualifying Termination[3] |
|---|---|---|---|---|---|---|
| **V. Hollub** | | | | | | |
| RSU Awards[4] | $1,970,363 | $1,970,363 | $ — | $ 4,946,593 | $ — | $ 4,946,593 |
| CROCE Awards[5] | $5,057,306 | $3,838,914 | $ — | $ 7,854,725 | $ — | $ 7,854,725 |
| PRI Award[6] | $ — | $ — | $ — | $ — | $249,778 | $ 249,778 |
| TSR Awards[7] | $ 422,729 | $ 422,729 | $ — | $ 1,268,160 | $ — | $ 5,517,609 |
| NQSOs[8] | $ 145,325 | $ 520,034 | $ — | $ 520,034 | $ — | $ 520,034 |
| SAR Award[9] | $ — | $ — | $ — | $ — | $ — | $ — |
| Cash Severance[10] | $ — | $ — | $ — | $ 7,500,000 | $ — | $ 8,521,500 |
| Pro-Rata Bonus[10] | $2,400,000 | $2,400,000 | $ — | $ 2,400,000 | $ — | $ 2,400,000 |
| Health & Welfare Benefits[10] | $ — | $ — | | $ 38,590 | $ — | $ 38,590 |
| Outplacement[10] | $ — | $ — | $ — | $ 30,000 | $ — | $ 30,000 |
| **Total** | $9,995,723 | $9,152,040 | $ — | $24,558,102 | $249,778 | $30,078,829 |

| Name/Type of Award[1] | Retirement with Occidental Consent | Death or Disability | Termination for Cause; Voluntary Termination | Involuntary Termination without Cause[2] | Change in Control | Change in Control and Qualifying Termination[3] |
|---|---|---|---|---|---|---|
| **R. Peterson** | | | | | | |
| RSU Awards[4] | $ 554,492 | $ 554,492 | $ — | $ 1,438,078 | $ — | $ 1,438,078 |
| CROCE Award[5] | $ 532,837 | $ 532,837 | $ — | $ 1,598,509 | $ — | $ 1,598,509 |
| PRI Award[6] | $ — | $ — | $ — | $ — | $ 74,939 | $ 74,939 |
| TSR Awards[7] | $ 161,051 | $ 161,051 | $ — | $ 483,126 | $ — | $ 1,764,737 |
| NQSOs[8] | $ 55,364 | $ 198,108 | $ — | $ 198,108 | $ — | $ 198,108 |
| Phantom Share Unit Award[11] | $ — | $ 1,236,916 | $ — | $ 1,285,330 | $ — | $ 1,285,330 |
| Cash Severance[10] | $ — | $ — | $ — | $ 2,535,000 | $ — | $ 2,600,000 |
| Pro-Rata Bonus[10] | $1,040,000 | $1,040,000 | $ — | $ 1,040,000 | $ — | $ 1,040,000 |
| Health & Welfare Benefits[10] | $ — | $ — | $ — | $ 52,548 | $ — | $ 52,548 |
| Outplacement[10] | $ — | $ — | $ — | $ 30,000 | $ — | $ 30,000 |
| **Total** | $2,343,744 | $3,723,404 | $ — | $ 8,660,699 | $ 74,939 | $10,082,249 |
| **M. Backus** | | | | | | |
| RSU Awards[4] | $ 548,201 | $ 548,201 | $ — | $ 1,398,941 | $ — | $ 1,398,941 |
| CROCE Awards[5] | $1,616,251 | $1,268,140 | $ — | $ 2,758,051 | $ — | $ 2,758,051 |
| PRI Award[6] | $ — | $ — | $ — | $ — | $109,930 | $ 109,930 |
| TSR Awards[7] | $ 172,542 | $ 172,542 | $ — | $ 517,624 | $ — | $ 1,605,843 |
| NQSOs[8] | $ 59,317 | $ 212,260 | $ — | $ 212,260 | $ — | $ 212,260 |
| Cash Severance[10] | $ — | $ — | $ — | $ 3,015,000 | $ — | $ 3,060,000 |
| Pro-Rata Bonus[10] | $1,280,000 | $1,280,000 | $ — | $ 1,280,000 | $ — | $ 1,280,000 |
| Health & Welfare Benefits[10] | $ — | $ — | $ — | $ 19,040 | $ — | $ 19,040 |
| Outplacement[10] | $ — | $ — | $ — | $ 30,000 | $ — | $ 30,000 |
| **Total** | $3,676,311 | $3,481,143 | $ — | $ 9,230,916 | $109,930 | $10,474,065 |
| **K. Dillon** | | | | | | |
| RSU Awards[4] | $ 556,869 | $ 556,869 | $ — | $ 1,396,825 | $ — | $ 1,396,825 |
| CROCE Awards[5] | $1,589,348 | $1,247,035 | $ — | $ 2,712,072 | $ — | $ 2,712,072 |
| TSR Awards[7] | $ 169,675 | $ 169,675 | $ — | $ 508,999 | $ — | $ 1,797,554 |
| NQSOs[8] | $ 58,331 | $ 208,721 | $ — | $ 208,721 | $ — | $ 208,721 |
| Cash Severance[10] | $ — | $ — | $ — | $ 2,932,500 | $ — | $ 2,950,000 |
| Pro-Rata Bonus[10] | $1,280,000 | $1,280,000 | $ — | $ 1,280,000 | $ — | $ 1,280,000 |
| Health & Welfare Benefits[10] | $ — | $ — | $ — | $ 34,401 | $ — | $ 34,401 |
| Outplacement[10] | $ — | $ — | $ — | $ 30,000 | $ — | $ 30,000 |
| **Total** | $3,654,223 | $3,462,300 | $ — | $ 9,103,518 | $ — | $10,409,573 |
| **R. Jackson** | | | | | | |
| RSU Awards[4] | $ 570,233 | $ 570,233 | $ — | $ 1,468,488 | $ — | $ 1,468,488 |
| CROCE Award[5] | $ 532,837 | $ 532,837 | $ — | $ 1,598,509 | $ — | $ 1,598,509 |
| TSR Awards[7] | $ 161,051 | $ 161,051 | $ — | $ 483,126 | $ — | $ 1,822,485 |
| NQSOs[8] | $ 55,364 | $ 198,108 | $ — | $ 198,108 | $ — | $ 198,108 |
| Phantom Share Unit Award[11] | $ — | $ 824,621 | $ — | $ 856,886 | $ — | $ 856,886 |
| Cash Severance[10] | $ — | $ — | $ — | $ 2,535,000 | $ — | $ 2,600,000 |
| Pro-Rata Bonus[10] | $1,040,000 | $1,040,000 | $ — | $ 1,040,000 | $ — | $ 1,040,000 |
| Health & Welfare Benefits[10] | $ — | $ — | $ — | $ 49,284 | $ — | $ 49,284 |
| Outplacement[10] | $ — | $ — | $ — | $ 30,000 | $ — | $ 30,000 |
| **Total** | $2,359,485 | $3,326,850 | $ — | $ 8,259,401 | $ — | $ 9,663,760 |

[1] The treatment of outstanding equity awards in connection with each termination scenario specified in this table is summarized in the chart below:

| Type of Award | Retirement with Occidental Consent | Death or Disability | Involuntary Termination without Cause[2] | Change in Control | Change in Control and Qualifying Termination[3] |
|---|---|---|---|---|---|
| **RSU, PhSU** | Award vests on a pro-rata basis. | Award vests on a pro-rata basis. | Award vests in full. | No effect. | Award vests in full. |
| **PRI** | Award vests on a pro-rata basis, subject to actual performance. | Award vests on a pro-rata basis, subject to actual performance. | Award vests in full, subject to actual performance. | Award is converted into restricted shares, subject to continued service vesting. | Award vests at greater of target level or actual performance. |
| **CROCE, TSR** | Award vests on a pro-rata basis, subject to actual performance; if retirement occurs on or after the 12-month anniversary of the grant date, the award vests in full, subject to actual performance. | Award vests on a pro-rata basis, subject to actual performance. | Award vests in full, subject to actual performance. | Award is converted into restricted shares at target level, subject to continued service vesting. | Award vests at greater of target level or actual performance. |
| **NQSO, SAR** | Award vests on a pro-rata basis. | Award vests in full. | Award vests in full. | No effect. | Award vests in full. |

[2] Applicable to involuntary terminations without cause on or before December 31, 2021.

[3] A qualifying termination means a termination by Occidental other than for "cause" or a termination by the named executive officer for "good reason" (in each case, as defined in the CIC Severance Plan) within 24 months following the date of the "Change in Control" (as defined in the CIC Severance Plan).

[4] The dollar amount shown represents the value realized upon the vesting of the RSU awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award.

[5] The dollar amount shown represents the payout of the CROCE awards at maximum in connection with the grantee's retirement, disability, death or termination without cause based on Occidental's performance through December 31, 2021.

[6] No payout amount is shown in the case of the grantee's retirement, disability, death or termination without cause because the underlying performance goal of tranche 1 of the PRI award is not expected to be achieved based on Occidental's performance through December 31, 2021. Tranches 2, 3 and 4 paid out in 2017, 2018 and 2019, respectively. In the case of a change in control and a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of tranche 1 of the PRI award into vested restricted stock (as the service vesting requirements for that tranche have been met), which is equal to the product of the year-end closing stock price and the number of shares underlying tranche 1 of the PRI award.

[7] In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the 2021 TSR awards, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios remain subject to the attainment of the applicable performance goal, which has been estimated for purposes of this table based on the performance of Occidental as of December 31, 2021. No payout of the 2020 and 2019 TSR awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals were not expected to be achieved based on Occidental's performance through December 31, 2021. There was ultimately no payout of the 2019 TSR awards because the applicable performance goal was not achieved.

[8] The dollar amount shown represents the payout of the 2021 NQSO awards as Occidental's closing stock price on December 31, 2021 was in excess of the applicable strike price of the 2021 NQSO awards. No payout is shown for the 2015 NQSO awards and the 2020 NQSO awards as Occidental's closing stock price on December 31, 2021 was not in excess of the applicable strike price of those awards. The 2015 NQSO award vested ratably over a three-year period with one-third becoming exercisable on each of February 11, 2016, 2017, and 2018 and expired on February 11, 2022.

[9] No payout of the SAR award is shown in the table as Occidental's closing stock price on December 31, 2021 was not in excess of the grant price of the SAR award.

[10] For more information, see "*Executive Compensation Tables – Executive Severance and Change in Control*" beginning on page 63.

[11] The dollar amount shown represents the value realized upon the pro-rata vesting of the PhSU award upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of PhSUs that vest in accordance with the terms of the applicable award. The PhSU awards granted in November 2019 vested on January 31, 2022.

# Pay Ratio

For 2021, the annual total compensation of the median compensated employee of Occidental was $157,013; the annual total compensation of Ms. Hollub for purposes of this pay ratio disclosure was $11,084,727; and the ratio of these amounts is approximately 71 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Occidental's payroll records and the methodology described below.

**Pay Ratio Methodology.** To identify the "median employee" (as defined by SEC rules), as well as to determine the annual total compensation of the median employee, we used certain permitted assumptions, adjustments and estimates, as described further below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As permitted by SEC rules, for the 2021 pay ratio reported above, we used the same median employee that we used for our 2020 pay ratio, as we believe there has been no change in our employee population or employee compensation arrangements during the last fiscal year that would significantly impact our pay ratio disclosure.

**Employee Population.** We identified the median employee used for 2020 and 2021 from Occidental's employee population as of October 1, 2020. After excluding 613 employees pursuant to the de minimis exemption (as described below), Occidental's employee population consisted of 11,664 employees. Under the de minimis exemption, Occidental was permitted to exclude up to 5% of its total employees who are non-U.S. employees. Occidental relied on this exemption to exclude the employee populations of the following jurisdictions, which collectively accounted for less than 5% of Occidental's total employee population of 12,277 as of October 1, 2020: Chile (105); Colombia (506); Côte d'Ivoire (1); and the Netherlands (1).

**Compensation Measure to Identify Median Employee.** To identify the median employee, we used the annual salary of each employee as of October 1, 2020, plus any annual bonus paid to each employee during 2020, each as reported in Occidental's payroll systems.

**Total Compensation in 2021.** We calculated the median employee's compensation for 2021 in accordance with the requirements of Item 402 of Regulation S-K, which is equal to the amount of the median employee's compensation for 2021 that would have been reported in the Summary Compensation Table on page 58, plus Occidental's contributions for the median employee's non-discriminatory health and welfare benefits. With respect to the annual total compensation of Ms. Hollub, we used the amount reported in the "Total" column of the Summary Compensation Table on page 58, plus Occidental's contributions for Ms. Hollub's non-discriminatory health and welfare benefits. The lower ratio this year is in large part due to COVID-related pay reductions at the CEO level that have been partially restored for 2022.

# Non-Employee Director Compensation

The Governance Committee periodically reviews non-employee director compensation and makes recommendations regarding changes to the Board. Following the sudden and significant decline in global commodity prices in early 2020, the Board acted in March and May 2020 to reduce all components of non-employee director compensation, resulting in a 30% decrease from 2019 levels for the 2020-2021 term. In May 2021, the Governance Committee reviewed non-employee director compensation with the assistance of Meridian as its independent compensation consultant. Meridian performed a robust review of Occidental's non-employee director compensation program, which included a detailed comparison of Occidental's non-employee director compensation program and practices against those of Occidental's peer companies (as defined on page 44) and against a broader comparator group of the largest 200 companies in the S&P 500. After careful consideration and discussion, the Governance Committee determined to partially restore non-employee director compensation to an amount approximately 11% less than 2019 levels.



## Director Compensation Program

The non-employee directors receive a combination of cash, in the form of an annual retainer payable on a monthly basis, and stock-based compensation. Occidental does not provide option awards, non-equity incentive awards or retirement plans for non-employee directors. The independent Chairman of the Board, the independent Vice Chairman of the Board and the committee chairs receive additional compensation for their service due to the increased responsibilities that accompany these positions. Ms. Hollub does not receive any compensation for her service as a director.

The following table describes the components of the non-employee director compensation program for the 2021-2022 term, as adjusted as of May 2021:

| Compensation Element | 2021 Annual Amount* |
|---|---|
| **Annual Cash Retainer** | $ 110,000 for non-employee directors |
| | $ 140,000 for Chairman of the Board |
| **Annual Equity Award** | $ 200,000 for non-employee directors |
| | $250,000 for Vice Chairman of the Board |
| | $ 310,000 for Chairman of the Board |
| **Board or Committee Meeting Fees** | None |
| **Committee Chair Additional Annual Equity Award** | $ 25,000 for each committee |

\* As approved by the Board in May 2020, amounts paid from January 1, 2021 through May 6, 2021 in respect of (i) the annual cash retainer reflected annual retainer levels of $87,500 for non-employee directors and $108,500 for the Chairman of the Board; (ii) the annual equity award reflected levels of $157,500 for non-employee directors, $192,500 for the Vice Chairman of the Board and $234,500 for the Chairman of the Board; and (iii) the additional annual equity award for committee chairs of $17,500 for each committee.

# Annual Equity Award

The Board believes that director and shareholder interests should be aligned over the long term. In furtherance of this objective, the majority of non-employee director compensation is equity-based compensation. Directors may elect to receive their annual equity award in shares of common stock or in deferred common stock units.

**Common Stock Award.** Pursuant to the terms of the award, the director receives shares of common stock that are fully vested at grant but subject to transfer restrictions. 50% of the shares may not be sold or transferred until the third anniversary of the grant date, and the remaining 50% may not be sold or transferred until the date of the director's separation from service; provided, however, that all of the shares become transferable in the event of certain change in control events or the director's separation from service.

**Deferred Common Stock Unit Award.** Pursuant to the terms of the award, the director receives deferred stock units that are fully vested at grant but subject to transfer restrictions. Each deferred stock unit is equivalent to one share of common stock and payable in shares of common stock upon the satisfaction of the deferral period. 50% of the deferred stock units are payable upon the third anniversary of the grant date, and the remaining 50% are payable on the date of the director's separation from service; provided, however, that all of the deferred stock units are payable in the event of certain change in control events or the director's separation from service.

# All Other Compensation

Directors are eligible to participate in the Occidental Petroleum Corporation Matching Gift Program, which matches contributions made by employees and directors to educational institutions and organizations, as well as arts and cultural organizations. The limit for such matching contributions is $10,000. While this program was suspended in 2020 as part of cost-cutting measures taken by the company following the onset of the COVID-19 pandemic, Occidental reinstated the program as of December 15, 2021. Occidental also reimburses non-employee directors for expenses related to their Board service, including hotel, airfare, ground transportation and meals.

# Stock Ownership Guidelines

Each non-employee director is expected to beneficially own a number of shares of common stock or deferred stock units of Occidental having a market price equal to at least six times the annual cash retainer for non-employee directors within five years of his or her election to the Board. A director who does not meet the minimum ownership guideline may not sell any shares of Occidental common stock until he or she meets the ownership guideline and would continue to meet the ownership guideline following any such sale. As of March 1, 2022, each of our non-employee directors was in compliance with these guidelines.

# Director Compensation Table

The table below summarizes the total compensation for each of the non-employee directors in 2021.

## COMPENSATION OF DIRECTORS

| Name | Fees Earned or Paid in Cash[1] | Stock Awards[1][2] | All Other Compensation | Total |
|------|------|------|------|------|
| Stephen I. Chazen | $126,875 | $335,005 | $— | $461,880 |
| Andrew F. Gould | $100,625 | $225,024 | $— | $325,649 |
| Nicholas Graziano[3] | $ 14,583 | $ — | $— | $ 14,583 |
| Carlos M. Gutierrez | $100,625 | $225,024 | $— | $325,649 |
| Gary Hu[2] | $ 93,333 | $252,524 | $— | $345,857 |
| William R. Klesse | $100,625 | $200,018 | $— | $300,643 |
| Andrew N. Langham[3] | $100,625 | $200,018 | $— | $300,643 |
| Jack B. Moore | $100,625 | $275,008 | $— | $375,633 |
| Margarita Paláu-Hernández[3] | $100,625 | $200,018 | $— | $300,643 |
| Avedick B. Poladian | $100,625 | $225,024 | $— | $325,649 |
| Robert M. Shearer | $100,625 | $225,024 | $— | $325,649 |

[1] As approved by the Board in May 2020, amounts paid from January 1, 2021 through May 6, 2021 in respect of (i) the annual cash retainer reflected annual retainer levels of $87,500 for non-employee directors and $108,500 for the Chairman of the Board; (ii) the annual equity award reflected levels of $157,500 for non-employee directors, $192,500 for the Vice Chairman of the Board and $234,500 for the Chairman of the Board; and (iii) the additional annual equity award for committee chairs of $17,500 for each committee.

[2] Equity awards are granted to each non-employee director on the first business day following the annual meeting. Prior to the grant date, directors are given the option to receive their annual equity awards as shares of common stock or as deferred stock units, as described above. In 2021, all non-employee directors elected to receive shares of common stock. The grant date fair value reported in the table is calculated by multiplying the number of shares of common stock granted by a price per share of $26.63, the closing price of Occidental's common stock on the NYSE on May 10, 2021. These grants are made in whole shares, with fractional share amounts rounded up to the nearest whole share. For information regarding the total number of restricted shares and deferred stock units held by each director, see the Beneficial Ownership of Directors and Executive Officers table on page 73.

[3] Mr. Graziano retired from the Board effective as of February 9, 2021; Messrs. Hu and Langham resigned from the Board effective as of March 4, 2022; and Ms. Paláu-Hernández will not be standing for re-election at the 2022 Annual Meeting.

# Security Ownership

## Certain Beneficial Owners and Management

Based on a review of ownership reports filed with the SEC on or before March 11, 2022, the entities listed below are the only beneficial owners of greater than 5% of Occidental's outstanding voting securities as of March 11, 2022, except as otherwise indicated in the notes to the table. This information may not be accurate or complete, and Occidental takes no responsibility for such information and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date. This information does not include changes in share ownership reported by the reporting person after the date of this table.

### BENEFICIAL OWNERSHIP OF 5% SHAREHOLDERS

| Name and Address | Total Number of Shares and Warrants Owned | Percent of Outstanding Common Stock[6] | Sole Voting Power | Shared Voting Power | Sole Investment Power | Shared Investment Power |
|---|---|---|---|---|---|---|
| Warren E. Buffett and affiliated entities[1]<br>3555 Farnam Street<br>Omaha, NE 68131 | 202,129,232 | 19.80% | — | 202,129,232 | — | 202,129,232 |
| Dodge & Cox[2]<br>555 California Street, 40th Floor<br>San Francisco, CA 94104 | 127,619,635 | 13.41% | 121,945,788 | — | 127,619,635 | — |
| The Vanguard Group[3]<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 99,516,764 | 10.62% | — | 1,428,973 | 96,008,697 | 3,508,067 |
| BlackRock, Inc.[4]<br>55 East 52nd Street<br>New York, NY 10055 | 59,581,305 | 6.36% | 54,211,755 | — | 59,581,305 | — |
| State Street Corporation[5]<br>1 Lincoln Street<br>Boston, MA 02111 | 58,050,309 | 6.20% | — | 54,749,000 | — | 58,018,619 |

[1] Pursuant to a Schedule 13G filed with the SEC on March 4, 2022, reporting beneficial ownership as of March 1, 2022, and Forms 4 subsequently filed with the SEC on March 4, 2022 and March 11, 2022. According to the Schedule 13G filing, (i) Warren E. Buffett and Berkshire Hathaway Inc. (Berkshire) have shared voting power and shared investment power with regard to 113,670,025.81 common shares (29,811,177 common shares and 83,858,848.81 shares underlying the Berkshire Warrants (as such term is defined in the filing)); and (ii) National Indemnity Company has shared voting power and shared investment power with regard to 72,921,412.02 common shares (5,540,827 common shares and 67,380,585.02 shares underlying the Berkshire Warrants). Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G filing. According to the Form 4 filed with the SEC on March 4, 2022, Warren E. Buffet and Berkshire acquired beneficial ownership of an additional 61,351,818 common shares through certain Berkshire subsidiaries disclosed in the Form 4 filing and, as of March 4, 2022, beneficially owned 91,162,995 common shares in the aggregate. According to the Form 4 filed with the SEC on March 11, 2022, Warren E. Buffet and Berkshire acquired beneficial ownership of an additional 27,107,389 common shares through certain Berkshire subsidiaries disclosed in the Form 4 filing, and, as of March 11, 2022, beneficially owned 118,270,384 common shares in the aggregate.

[2] Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2022, reporting beneficial ownership as of December 31, 2021. According to the filing, Dodge & Cox has sole voting power with regard to 121,945,788 securities (107,466,081 common shares and 14,479,707 warrants), sole investment power with regard to 127,619,635 securities (112,531,760 common shares and 15,087,875 warrants) and aggregate beneficial ownership of 127,619,635 securities (112,531,760 common shares and 15,087,875 warrants).

[3] Pursuant to a Schedule 13G/A filed with the SEC on February 9, 2022, reporting beneficial ownership as of December 31, 2021.

[4] Pursuant to a Schedule 13G/A filed with the SEC on March 11, 2022, reporting beneficial ownership as of December 31, 2021.

[5] Pursuant to a Schedule 13G/A filed with the SEC on February 11, 2022, reporting beneficial ownership as of December 31, 2021.

[6] Pursuant to SEC rules, the percentage of common stock beneficially owned by a shareholder includes shares that would be issued upon exercise of the warrants held by such shareholder but does not include the shares that may be issued upon exercise of warrants held by other shareholders.

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of March 11, 2022, by each of Occidental's named executive officers, directors, and all executive officers and directors as a group. The address for each person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

## BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

| Name | Common Stock[1] | Options Exercisable within 60 days | Warrants Exercisable within 60 Days | Total Shares Beneficially Owned | Percent of Outstanding Common Stock[2] |
|---|---|---|---|---|---|
| Marcia E. Backus | 109,313 | 182,732 | 13,342 | 305,387 | |
| Vicky A. Bailey[3] | — | — | — | — | |
| Stephen I. Chazen | 289,597 | — | 33,791 | 323,388 | |
| Kenneth Dillon | 134,131 | 179,686 | 14,343 | 328,160 | |
| Andrew Gould | 27,261 | — | 2,351 | 29,612 | |
| Carlos M. Gutierrez | 43,578 | — | 7,832 | 51,410 | |
| Vicki Hollub | 330,075 | 618,923 | 40,711 | 989,709 | |
| Richard A. Jackson | 69,932 | 18,344 | 10,051 | 98,327 | |
| William R. Klesse | 173,950 | — | 29,760 | 203,710 | |
| Jack B. Moore | 46,521 | — | 4,799 | 51,320 | |
| Margarita Paláu-Hernández | 21,455 | — | 1,737 | 23,192 | |
| Robert L. Peterson | 102,069 | 18,344 | 15,176 | 135,589 | |
| Avedick B. Poladian | 63,066 | — | 9,327 | 72,393 | |
| Robert M. Shearer | 45,340 | — | 4,610 | 49,950 | |
| All executive officers and directors as a group (16 persons) | 1,525,698 | 1,136,088 | 198,108 | 2,859,894 | |

[1] For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of March 7, 2022. For non-employee directors, includes deferred stock units and/or common stock awards that are subject to restrictions on sale and transfer in the following amounts: Mr. Chazen – 32,443; Mr. Gould – 22,261; Mr. Gutierrez – 38,852; Mr. Klesse – 24,491; Mr. Moore – 28,322; Ms. Paláu-Hernández – 21,401; Mr. Poladian – 40,214; and Mr. Shearer – 24,840.

[2] Less than 1%.

[3] Ms. Bailey joined the Board on March 22, 2022.

## DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 (as amended, the Exchange Act), Occidental's executive officers, directors and any beneficial owner of more than 10 percent of any class of Occidental's equity securities are required to file, with the SEC, reports of ownership and changes in ownership of Occidental common stock. Based solely on its review of the copies of the reports filed with the SEC and written representations that no additional reports were required, Occidental believes that, during 2021, all persons required to report timely filed all required reports, with the exception of one Form 4 that, due to a technological error, was filed late to report the forfeiture of restricted stock pursuant to Mr. Peterson's 2014 RSI-PB award.

# Proposal 3

## RATIFICATION OF SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR



**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR.**

# Audit Related Matters

## Audit and Non-Audit Services Pre-Approval Policy and Procedures

The Audit Committee must give prior approval to any management request for any amount or type of service (audit, audit-related and tax services or, to the extent permitted by law, non-audit services) Occidental's independent auditor provides to Occidental. Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any such request provided the Audit Committee Chair presents any approval so given to the Audit Committee at its next scheduled meeting. All audit and audit-related services rendered by KPMG LLP in 2021 were pre-approved by the Audit Committee or the Audit Committee Chair before KPMG LLP was engaged for such services. No services of any kind were approved pursuant to the de minimis exception for non-audit services set forth in Rule 2-01 of Regulation S-X.

## Audit and Other Fees

KPMG LLP was our independent auditor for the years ended December 31, 2021 and 2020. The audit fees billed and expected to be billed by KPMG LLP for, and the fees billed by KPMG LLP for all other services rendered during, the years ended December 31, 2021 and 2020, were as follows (in millions):

| Services Provided | 2021 | 2020 |
|---|---|---|
| Audit fees[1] | $13.1 | $13.7 |
| Audit-related fees[2] | $ 0.4 | $ 0.1 |
| Tax fees[3] | $ 0.5 | $ 1.4 |
| All other fees[4] | $ 0.4 | $ 0.3 |
| Total | $14.4 | $15.5 |

[1] Audit fees include fees necessary to perform the annual audit and quarterly reviews in accordance with generally accepted auditing standards, annual attestation on internal control over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents and assistance with, and review of, documents filed with the SEC. Audit fees in 2020 as reported in Occidental's 2021 proxy statement have been adjusted to reclassify $0.3 million of fees related to real-time system implementation assessment services as "All other fees."

[2] Audit-related fees in 2021 related to agreed-upon procedures, an attestation engagement related to our revolving credit facility, a pension plan audit and a subsidiary audit related to a disposition. Audit-related fees in 2020 related to agreed-upon procedures, an attestation engagement related to our revolving credit facility and a pension plan audit.

[3] Tax fees in 2021 and 2020 related to tax advisory services.

[4] All other fees in 2021 and 2020 related to real-time system implementation assessment services.

# Ratification of Selection of Independent Auditor

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2022. KPMG LLP has audited Occidental's financial statements since 2002. A member of that firm is expected to be present at the 2022 Annual Meeting, will have an opportunity to make a statement, if so desired, and is expected to be available to respond to appropriate questions.

As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our shareholders for ratification. A majority of the shares present or by proxy at the 2022 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to ratify the auditor selection. Abstentions have the same effect as votes "AGAINST" the proposal. Your broker may vote your shares on the proposal if you do not give your broker voting instructions, although we are aware that some brokers are choosing not to exercise this discretionary voting authority. As a result, we recommend you submit your vote as soon as possible. If the shareholders do not ratify the selection of KPMG LLP, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the shareholders ratify the selection of KPMG LLP, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of Occidental and our shareholders. If KPMG LLP should decline to act or otherwise become incapable of acting or if its employment is discontinued, the Audit Committee will select another independent auditor.

# Report of the Audit Committee

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the year ended December 31, 2021, including management's annual assessment of and report on Occidental's internal control over financial reporting, with management and KPMG LLP, Occidental's independent auditor. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by the applicable standards of the PCAOB and the SEC. The Audit Committee received from KPMG LLP written disclosures and the letter regarding its independence as required by the applicable requirements of the PCAOB. The Audit Committee has also considered whether the provision of non-audit services provided by KPMG LLP to Occidental is compatible with maintaining their independence and has discussed with KPMG LLP the firm's independence. Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2021, to be filed with the SEC.

Respectfully submitted,

**THE AUDIT COMMITTEE**

Avedick B. Poladian (Chair)
Andrew Gould
Carlos M. Gutierrez
Robert M. Shearer

# SHAREHOLDER PROPOSAL REQUESTING OCCIDENTAL SET AND DISCLOSE QUANTITATIVE SHORT-, MEDIUM-AND LONG-TERM GHG EMISSIONS REDUCTION TARGETS CONSISTENT WITH THE PARIS AGREEMENT



**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL, IF PROPERLY PRESENTED, FOR THE REASONS STATED ON PAGE 78.**

**Occidental has been advised that the following shareholder proposal may be introduced at the 2022 Annual Meeting. The Board of Directors disclaims any responsibility for the content of the proposal and for the statements made in support thereof, which, except for minor formatting changes, are presented in the form received from the shareholder proponent. The shareholder proposal is required to be voted on at the 2022 Annual Meeting only if it is properly presented.**

Follow This submitted this proposal on behalf of Benta B.V. (the proponent), Sneekerpad 4, 8651 NE, IJlst, Friesland, The Netherlands, beneficial owner of 1,100 shares of Occidental's common stock.

**Proposal 4**

WHEREAS: We, the shareholders, must protect our assets against devastating climate change, and we therefore support companies to substantially reduce greenhouse gas (GHG) emissions.

RESOLVED: Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company's operations and the use of its energy products (Scope 1, 2, and 3).

Shareholders request that the company report on the strategy and underlying policies for reaching these targets and on the progress made, at least on an annual basis, at reasonable cost and omitting proprietary information.

You have our support.

SUPPORTING STATEMENT:

The policies of energy companies - the largest greenhouse gas (GHG) emitters - are crucial to confronting the climate crisis. Therefore shareholders support oil and gas companies to substantially reduce their emissions.

We, the shareholders, understand this support to be essential in protecting all our assets in the global economy from devastating climate change.

We therefore support the Company to set emission reduction targets for all emissions: the emissions of the company's operations and the emissions of its energy products (Scope 1, 2, and 3). Reducing Scope 3 emissions, the vast majority, is essential to limiting global heating.

**Scientific Consensus**

The world's leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels.

**Financial momentum**

A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.

Backing from investors that insist on targets for all emissions continues to gain momentum: 2021 saw unprecedented investor support for climate resolutions. In the US, three of these climate resolutions passed with a historic majority. In Europe, support for these climate resolutions continued to build.

**Legal risk**

In 2021, a Dutch court ordered Shell to severely reduce their worldwide emissions (Scope 1, 2, and 3) by 2030. This indicates that oil majors and large investors have an individual legal responsibility to combat dangerous climate change by reducing emissions and confirms the risk of liability.

We believe that the Company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change.

You have our support.

# THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

**The Board of Directors recommends that shareholders vote AGAINST this proposal.**

**Summary**

While the Board of Directors recommends that shareholders vote AGAINST this proposal, it agrees with Follow This that the policies of energy companies are crucial to confronting climate change and shares Follow This' view that Occidental can lead and thrive in the energy transition. As the first major U.S. oil producer to establish goals for net-zero greenhouse gas (GHG) emissions for Scope 1, 2 and 3 that align with the Paris Agreement, Occidental is committed to advancing a vision for a lower-carbon world.

As described in our 2021 Climate Report, Occidental's net-zero strategy employs four key elements:

(1) revolutionizing carbon management by applying its 50 years of leadership in carbon dioxide ($CO_2$) separation, transportation, use, recycling and storage to invest in, develop, commercialize and deploy leading-edge, net-zero carbon removal, carbon capture, utilization and storage (CCUS) and zero-emissions power technologies and associated products;

(2) reducing emissions across its operations and energy use through employee-driven innovation and excellence, such as its Find It/Fix It program and state-of-the-art, cost-effective technologies being piloted by its Emissions Technology Team;

(3) reusing and recycling $CO_2$ with technologies and partnerships that use captured $CO_2$ to enhance existing products and produce new low-carbon or zero-emissions products; and

(4) removing existing $CO_2$ from the atmosphere using innovative direct air capture (DAC) technology in significant amounts for beneficial use and safe, permanent sequestration.

However, as discussed in greater detail below, the Board of Directors believes that this proposal is misdirected because:

▶ Occidental has already set and disclosed quantitative short-, medium- and long-term goals for Occidental's Scope 1, 2 and 3 emissions that align with the goals of the Paris Agreement.

▶ Occidental's targets are the result of a disciplined and rigorous target setting process, overseen by our Board of Directors, which integrates input from shareholders and other stakeholders, incorporates insights from scenario modeling and assessments and capitalizes on Occidental's competitive strengths. The output of this robust process has been long-term targets recognized by the Transition Pathway Initiative (TPI) as ambitious enough to reach net zero by 2050 and aligned with TPI's 1.5ºC benchmark, and short- and medium-term targets aligned with externally-established pathways needed to meet these ambitions.

▶ Consistent with its existing climate-related disclosure, Occidental is committed to public reporting that updates its shareholders and other stakeholders on the company's progress toward reaching its existing short-, medium- and long-term GHG emissions reduction goals.

Follow This has questioned whether our emissions reduction targets are Paris-aligned. We believe that our targets are Paris-aligned and furthermore that our interim goals reflect a trajectory toward our long-term net-zero target that is consistent with the ramp-up of the commercialization of CCUS and DAC technology assumed in a range of external scenarios, including the International Energy Agency (IEA) Net Zero Emissions scenario, the Intergovernmental Panel on Climate Change (IPCC) Special Report on Global Warming of 1.5ºC mitigation pathway scenarios and Princeton University's Net-Zero America research. These net-zero scenarios require all avenues of emissions mitigation, including renewables, energy efficiency, carbon removal and CCUS. We believe CCUS and DAC will play an essential role in addressing climate change and that Occidental is well-positioned to assist in scaling CCUS and DAC technologies given our 50 years of carbon management experience and substantial $CO_2$ infrastructure and storage.

As we discussed with Follow This during our several conversations regarding the proposal and Occidental's net-zero strategy and broader sustainability practices, the Scope 1, 2 and 3 emissions reduction targets and ambitions that Occidental has already set are inextricably linked to the strategy adopted by our executive team and our Board of Directors. In turn, this strategy has been designed to capitalize on the company's competitive strengths. We believe that support for the proposal would undermine this strategy, create internal and external confusion and disrupt our business plans at a moment when our company should be focused on executing upon its mission to innovate for a lower-carbon future.

****

OXY

**Additional Detail**

**Occidental has already set and disclosed quantitative short-, medium- and long-term goals for its Scope 1, 2 and 3 emissions that align with the goals of the Paris Agreement and are inextricably linked with the company's long-term corporate strategy.**

In 2020, Occidental committed to a pathway to achieve net zero for its operational and energy use emissions (Scope 1 and Scope 2) before 2040, with an ambition to do so before 2035, and for its total emissions inventory including use of its products (Scope 1, 2 and 3), with an ambition to do so before 2050. In keeping with that commitment, in 2021, Occidental established additional quantitative short-and medium-term targets for its Scope 1, 2 and 3 emissions that align with the goals of the Paris Agreement and support Occidental on its path to achieving net zero. These targets are disclosed in Occidental's 2021 Climate Report and on Occidental's dedicated sustainability webpage, and are summarized below.

*Short-Term Targets*

Occidental has committed to reducing Occidental's combined Scope 1 and Scope 2 $CO_2$ equivalent ($CO_2e$) emissions from its worldwide operated assets by at least 3.68 million metric tons per year by 2024, compared to 2021 emissions. This target represents 13.3% of Occidental's 2019 emissions and is aligned with Occidental's sustainability-linked credit facility metrics, 2025 carbon intensity target and net-zero goal for 2040, which we believe is consistent with the Paris Agreement's goal to limit global warming.

In addition, since 2018, the Compensation Committee has set annual climate-related targets for executive officers as part of Occidental's annual cash incentive (ACI) award, directly linking compensation to sustainability performance. To measure performance, the Compensation Committee adopted two metrics: (1) emissions reduction efforts that align with Occidental's 2040 net-zero goal for its operations and energy use (Scope 1 and Scope 2) and (2) carbon ventures and reduction projects that promote short-term progress toward its 2050 net-zero ambition for Occidental's total carbon inventory, including the use of its products (Scope 3).

With respect to the emissions reduction efforts for Scope 1 and 2 emissions, Occidental adopted the following short-term targets for 2021 as part of Occidental's ACI program:

► developing and implementing an enhanced find it/fix it operational emissions program;

► deploying at least three new/additional technologies to advance Occidental's areal and/or site specific GHG/methane emission surveys and excess emissions controls;

► eliminating or retrofitting approximately 900 high-bleed natural gas pneumatic controllers;

► implementing a project to increase hydrogen recovery from a facility of OxyChem (defined below) and repurposing the recovered hydrogen to generate zero-GHG emission energy to power OxyChem operations (expected to produce approximately 6,000 metric tons per year of $CO_2$ emissions reductions); and

► limiting the upstream $CO_2e$ emissions intensity for new U.S. oil and gas field production activities to a level that is at least 10% below the 2018 value.

With respect to carbon ventures and reduction projects to address Scope 3 emissions, Occidental adopted the following short-term targets for 2021 as part of its ACI program:

► maintaining its first commercial-scale DAC facility on track for reaching the final investment decision by 2022;

► entering into at least one carbon capture, transport or sequestration joint venture;

► entering into at least three low-carbon product development transactions; and

► formalizing an internal carbon accounting function to enhance the monitoring and verification of $CO_2$ and other GHG emissions.

Each of these short-term Scope 3 targets and metrics were designed to advance Occidental's progress toward developing low-carbon products or processes that ultimately reduce carbon emissions from products sold by Occidental.

In addition to Occidental's enterprise-wide short-term Scope 1 and Scope 2 targets, Occidental's subsidiary, Occidental Chemical Corporation (OxyChem), also has committed to reducing its Scope 1 and 2 emissions by 2.33% by 2025. OxyChem plans to achieve this target in part by reducing the GHG intensity of its products by 2.7% by 2025 through enhanced energy efficiency.

*Medium-Term Targets*

For Scope 1 and 2 emissions, Occidental's medium-term ambition is to achieve net zero before 2035. Occidental anticipates being able to achieve this medium-term goal in part due to its GHG emissions reduction efforts combined with its planned CCUS, DAC and other low-carbon product developments, which will be centered around innovative technologies to remove $CO_2$ directly from the atmosphere, and associated zero- or low-emissions power. Occidental's pathway to achieving net zero before 2035 is also detailed in its 2021 Climate Report and Occidental's dedicated sustainability webpage.

With respect to Scope 3 emissions, Occidental has set a medium-term target that is tied directly to developing and deploying CCUS and DAC technology that extends beyond Occidental's own operations. Occidental strongly supports CCUS as a proven solution for reducing $CO_2$ emissions from third parties in the value chain. Further, Occidental believes that DAC technology is necessary to remove atmospheric $CO_2$, and that it will play a key role in Occidental's net-zero pathway. Occidental's medium-term Scope 1, 2 and 3 target is to facilitate at least 25 million metric tons per year of geologic storage or utilization of captured anthropogenic or atmospheric $CO_2$ in its value chain by 2032 or other means of recognized climate mitigation technologically feasible in that time period.

*Long-Term Targets*

Finally, as stated above, Occidental plans to be net zero for its Scope 1 and 2 emissions before 2040, with the ambition to accomplish that goal before 2035. The focal point of Occidental's long-term net-zero strategy is Oxy Low Carbon Ventures (OLCV), a business unit launched in 2018 to sustainably enhance Occidental's business while providing impactful solutions for reducing global GHG emissions. OLCV is working to develop and commercialize carbon removal and CCUS technologies, as well as net-zero or low-carbon products and services. OLCV also partners with industrial operators to economically capture, transport and permanently and safely store $CO_2$ in subsurface reservoirs, commercialize new products using captured $CO_2$ and economically lower their carbon footprint by utilizing low- or zero-emissions power sources.

Occidental's long-term Scope 3 goal is to achieve net zero before 2050 to meet the goals of the Paris Agreement. To achieve this, Occidental will rely on its GHG emissions reduction efforts, its development and advancement of CCUS and DAC technologies and the impact of low-carbon products and innovation through OLCV to support emissions reductions for Occidental's customers and other third-parties in the value chain. Under Occidental's strategy, it will calculate the amount of $CO_2$ emitted each year from its products and intends to develop enough carbon capture, removal, storage and utilization of $CO_2e$ emissions to achieve its net-zero goal by 2050.

**Occidental's targets are the result of a disciplined and rigorous target setting process, overseen by our Board of Directors, that integrates input from shareholders and other stakeholders, incorporates insights from scenario modeling and assessments and capitalizes on Occidental's competitive strengths.**

Occidental's Board of Directors, its committees and Occidental senior management work carefully together to implement and promote effective oversight of Occidental's policies, procedures and management of Occidental's climate-related risks and strategy. This includes the multi-year process that was deployed to set Occidental's Scope 1, 2 and 3 emissions reduction goals. Occidental's CEO, members of the Board of Directors and representatives of our operations, investor relations, legal and environmental and sustainability teams regularly engage with our shareholders and other stakeholders on climate matters and opportunities pertinent to Occidental, including our carbon management strategy. These inputs were instrumental to Occidental's target setting process and the broader development of the company's net-zero strategy. Similarly, we consider various energy scenarios, including the performance of our assets and reserves in modeling based on the IEA World Energy Outlook, to assess potential future climate-related impacts to our business. As discussed in our 2021 Climate Report, stress-test modeling based on the IEA Sustainable Development Scenario and other scenarios has been a crucial component of our risk management and strategy-setting process, and we expect to continue this practice in future reviews using the IEA Net Zero Emissions scenario and other sound, externally-developed scenarios.

In an analysis published in *Science* in October 2021, Occidental was recognized as the only oil and gas company who plans to reduce its GHG intensity below the 1.5ºC benchmark by 2050.[1] Then, in November 2021, the TPI, a global initiative led by asset owners and supported by asset managers, announced its findings that Occidental was one of only three global oil and gas firms to have set emissions reduction targets ambitious enough to reach net zero by 2050 and to be aligned with TPI's 1.5ºC benchmark.

---

[1]  How ambitious are oil and gas companies' climate goals? (2021, October 22). *Science*, 374 (6566). https://www.science.org/doi/10.1126/science.abh0687

A cornerstone of Occidental's net-zero strategy is the further development and utilization of our CCUS and DAC technology. Prominent international organizations such as the IPCC and the IEA have stressed that the deployment of $CO_2$ removal technologies, such as DAC, are necessary to achieve the aggregate emissions reductions called for in the Paris Agreement. We believe that Occidental is well-positioned to provide these solutions based on our 50 years of carbon management experience and substantial $CO_2$ infrastructure and storage. Target setting and forecasting around areas reliant upon technological innovation are inherently challenging, but we have confronted these challenges by setting short- and medium-term targets that incorporate our historical, on-the-ground experiences and expertise as well as carbon capture growth projection pathways from a range of external scenarios, including the IEA Net Zero Emissions scenario, the IPCC Special Report on Global Warming of 1.5°C mitigation pathway scenarios and Princeton University's Net-Zero America research.

**Occidental is committed to public reporting that updates its shareholders and other stakeholders on the company's progress toward reaching our short-, medium- and long-term GHG emissions reduction goals.**

Lastly, Occidental is dedicated to transparently reporting on our net-zero strategy and broader sustainability practices. Our 2021 Climate Report builds upon a history of reporting aligned with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD), the disclosure standards set by the Sustainability Accounting Standards Board (SASB) and the IPIECA Sustainability Reporting Guidance, each of which were developed to establish consistent industry-specific disclosure across sustainability topics, including climate change, and facilitate communication between companies, investors and other key stakeholders. Occidental also regularly updates the company's sustainability disclosure on its website and in other disclosures to provide updates on the company's progress towards achieving its net-zero strategy, goals and ambitions.

The most recent detail on the progress toward our climate-related targets can be found in our 2021 Climate Report. We report performance using the American Petroleum Institute (API) Compendium of Greenhouse Gas Emissions Methodologies for the Oil and Natural Gas Industry; IPIECA Sustainability Reporting Guidance for the Oil and Gas Industry; SASB standards and indicators for the oil and gas and chemicals sectors; IPCC Guidance for National Greenhouse Gas Inventories; and, with respect to U.S. operations, the U.S. EPA Mandatory Greenhouse Gas Reporting Rule.

We are committed to continue reporting on our progress toward achieving our short-, medium- and long-term Scope 1, 2 and 3 emissions reduction goals on Occidental's website and in associated reports. We will also continue to engage proactively with our shareholders and other stakeholders to address and report on climate-related risks and opportunities associated with our operations and our value chain.

****

As discussed above, Occidental is committed to being part of the climate solution and continues to carefully develop and implement policies and practices aimed at preserving the environment and reducing emissions. In light of the actions that Occidental has already taken and the reasons set forth above, we believe that the actions requested by the proposal would not be in the best interests of Occidental or its shareholders.

**Accordingly, the Board of Directors recommends that you vote AGAINST the foregoing shareholder proposal.**

# Questions and Answers About the Annual Meeting and Voting

## 1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held shares of Occidental's common stock on March 11, 2022, the record date, which entitles you to notice of, and to vote at, Occidental's 2022 Annual Meeting to be held on May 6, 2022, and at any adjournment or postponement thereof. The proxy materials include our Notice of Internet Availability, Notice of Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The proxy materials also include the proxy card for the 2022 Annual Meeting. The proxy materials contain detailed information about the matters to be voted on at the 2022 Annual Meeting and provide information about Occidental to assist you in making an informed decision when voting your shares.

Occidental began furnishing the proxy materials to shareholders on March 25, 2022 and will bear all expenses in connection with this solicitation.

## 2. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD ON OR ABOUT THE SAME TIME?

It means that your shares are registered differently or are held in more than one account. In order to vote all of your shares, please sign, date and return each proxy card or, if you vote via the Internet or telephone, vote once for each proxy card you receive.

## 3. WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of our common stock as of the close of business on March 11, 2022, the record date, are entitled to vote at the 2022 Annual Meeting. The shares owned include shares you held on that date (i) directly in your name as the shareholder of record (registered shareholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of common stock is entitled to one vote on each matter. As of the record date, there were 936,909,197 shares of our common stock outstanding and entitled to vote. There are no other voting securities of Occidental entitled to vote at the 2022 Annual Meeting outstanding. A complete list of registered shareholders entitled to vote at the 2022 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2022 Annual Meeting at Occidental's headquarters and during the 2022 Annual Meeting at www.virtualshareholdermeeting.com/OXY2022, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

## 4. HOW DO I VOTE MY SHARES?

If you are a shareholder of record as of the record date, you may vote by any of the following methods:

► **Voting by Mail.** If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card.

► **Voting by Internet.** You may vote through the Internet by signing on to the website identified on your proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

► **Voting by Telephone.** You may vote your shares by telephone by calling the toll-free telephone number provided on your proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

► **Voting at the Meeting.** The 2022 Annual Meeting will be held online to support the health and well-being of our employees and shareholders in the midst of the COVID-19 pandemic. Please have your 16-digit control number on your Notice of Internet Availability, proxy card or in the voting instructions that accompanied your proxy materials to participate in the 2022 Annual Meeting by visiting www.virtualshareholdermeeting.com/OXY2022. You will be able to vote your shares electronically during the 2022 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

If your shares are held in street name, your broker or other nominee has enclosed a proxy card for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of proxy you received from it or otherwise in accordance with the voting instructions you receive.

Please return your completed proxy to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well.

Voting instructions relating to shares of our common stock held in the Occidental Petroleum Corporation Savings Plan and the Oxy Vinyls Savings Plan must be received no later than 11:59 p.m., Central Time, on the date that is two days prior to the 2022 Annual Meeting, so that the trustee of the plan (who votes the shares on behalf of plan participants) has adequate time to tabulate the voting instructions. Shares held in the Occidental Petroleum Corporation Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by our Pension and Retirement Plan Administrative Committee, and shares held in the Oxy Vinyls Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by the Oxy Vinyls Canada Company Retirement Committee.

## 5. CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy or change your vote before the 2022 Annual Meeting by filing a revocation with the Corporate Secretary of Occidental, by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail, or by attending the 2022 Annual Meeting virtually and voting online during the meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

## 6. HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your proxy card and return it without marking any voting instructions, your shares will be voted at the 2022 Annual Meeting:

► "FOR" the election of all director nominees (Proposal 1);

► "FOR" Proposals 2 and 3;

► "AGAINST" Proposal 4; and

► in the discretion of the persons named as proxies on all other matters that may properly come before the 2022 Annual Meeting or any adjournment or postponement thereof.

## 7. HOW CAN I ATTEND THE 2022 ANNUAL MEETING?

In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our employees and shareholders, we have decided to hold the 2022 Annual Meeting solely by means of virtual communications. We intend to return to hosting in-person annual meetings in 2023.

You may participate in the 2022 Annual Meeting only if you were a shareholder as of March 11, 2022, the record date, or if you hold a valid proxy. You will be able to participate in the 2022 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2022. You also will be able to vote your shares electronically during the 2022 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the 2022 Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access and participate in the 2022 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the 2022 Annual Meeting.

The 2022 Annual Meeting webcast will begin promptly at 9:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m., Central Time, and you should allow ample time for the check-in procedures.

## 8. WHAT IF I HAVE TECHNICAL DIFFICULTIES DURING CHECK-IN OR THE MEETING?

We will have technicians ready to assist you if you have any technical difficulties during check-in or the meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log in page.

## 9. WHAT CONSTITUTES A QUORUM AT THE 2022 ANNUAL MEETING?

A majority of all outstanding shares entitled to vote at the 2022 Annual Meeting will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present.

## 10. WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Proposal 1 will be subject to a majority voting standard because the By-laws provide that in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote.

Proposals 2, 3 and 4 require the affirmative vote of a majority of the shares present in person or by proxy at the 2022 Annual Meeting and entitled to vote on the subject matter. You may vote "FOR" or "AGAINST" or "ABSTAIN" when voting for each of these proposals. Abstentions will have the same effect as votes cast "AGAINST" each such proposal and broker non-votes, if any, have no effect on the vote.

## 11. WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS? WHAT IS A BROKER NON-VOTE?

If your shares are held in street name and you do not submit voting instructions, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the other proposals to be considered.

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that particular item (or has discretionary voting power but chooses not to exercise it) and has not received instructions from the beneficial owner. Under the NYSE rules that govern brokers who are voting with respect to shares held in street name, brokers ordinarily have the discretion to vote on "routine" matters (e.g., ratifications of the selection of independent auditors) but not on non-routine matters (e.g., elections of directors and advisory votes on executive compensation).

## 12. IS THE EFFECTIVENESS OF ANY OF THE PROPOSALS CONDITIONED ON THE APPROVAL OF ANOTHER PROPOSAL?

None of the proposals recommended to be adopted by the Board are conditioned on the approval of another proposal.

## 13. HOW CAN I ASK QUESTIONS DURING THE 2022 ANNUAL MEETING?

As part of the 2022 Annual Meeting, we will hold a live question and answer session, during which we intend, time permitting, to answer all written questions pertinent to Occidental and meeting matters that are submitted before or during the meeting in accordance with the 2022 Annual Meeting's Rules of Conduct, which will be posted on the 2022 Annual Meeting website. Questions may be submitted the day of or during the 2022 Annual Meeting through www.virtualshareholdermeeting.com/OXY2022. Answers to questions that are not addressed during the meeting are expected to be published on our Investor Relations website shortly after the meeting. Questions and answers may be grouped by topic and substantially similar questions will be grouped and answered once. We reserve the right to edit or reject questions we deem inappropriate.

## 14. WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or at 210-209-8052 or by email at oxy@allianceadvisors.com.

# General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Occidental Petroleum Corporation, a Delaware corporation, for use at the Annual Meeting of Shareholders on May 6, 2022, and at any adjournment or postponement of the meeting.

## Information Available Online

Occidental's Corporate Governance Policies and other governance policies, its Code of Business Conduct and the charters of the Board's committees are available at www.oxy.com/Investors/Governance, or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 6, 2022

This proxy statement and Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 are available without charge on Occidental's website or by writing to the Corporate Secretary's office at the address above. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, Occidental's independent auditor.

## Householding of Proxy Materials

The SEC permits Occidental, with your permission, to send a single set of proxy materials to any household at which two or more shareholders reside if Occidental believes they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of Occidental's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice of Internet Availability, the Notice of Annual Meeting of Shareholders, Proxy Statement or Annual Report, you may submit a request to our Corporate Secretary at the address above, or by calling the Corporate Secretary's office at 713-552-8654.

## Voting Instructions and Information
### Voting Rights

A Notice of Internet Availability or proxy card is being mailed beginning on March 25, 2022, to each shareholder of record as of the close of business on March 11, 2022, which is the record date for the determination of shareholders entitled to receive notice of, attend and vote at the 2022 Annual Meeting. As of the record date, Occidental had 936,909,197 shares of common stock outstanding. A majority of the outstanding shares of common stock must be represented at the 2022 Annual Meeting, in person or by proxy, to constitute a quorum and to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. You will have one vote for each share of Occidental's common stock you own. You may vote online during the 2022 Annual Meeting or by proxy. Proxies may be submitted by telephone or by Internet at www.proxyvote.com as explained on the Notice of Internet Availability and, if you received a proxy card or voting information form, by marking, signing and returning the card in the envelope provided. Voting via the Internet is a valid proxy voting method under the laws of the state of Delaware, Occidental's state of incorporation. You may not cumulate your votes.

Pursuant to Occidental's By-laws, a complete list of registered shareholders entitled to vote at the 2022 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2022 Annual Meeting at Occidental's headquarters and during the 2022 Annual Meeting at www.virtualshareholdermeeting.com/OXY2022, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

# Director Election Requirements

Pursuant to Occidental's By-laws, in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31st of the year of the election.

# Voting of Proxies

The Board of Directors has designated Mses. Hollub and Clark, and each of them, with the full power of substitution, to vote shares represented by all properly executed proxies. The shares will be voted in accordance with the instructions specified on the proxy card. If no instructions are specified on the proxy card or if you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, the shares will be voted:

▸ "FOR" all director nominees (see page 14);

▸ "FOR" the advisory vote to approve named executive officer compensation (see page 35);

▸ "FOR" the ratification of the selection of KPMG as Occidental's independent auditor (see page 74); and

▸ "AGAINST" the shareholder proposal requesting Occidental set and disclose short-, medium- and long-term GHG emissions reduction targets consistent with the Paris Agreement, if properly presented at the meeting (see page 76).

We are not aware of any matters to be presented at the 2022 Annual Meeting other than those described above. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

# Broker Votes

If your shares are held in street name, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the election of directors, the advisory vote to approve named executive officer compensation or the shareholder proposal (if properly presented) unless you give your broker instructions. If your broker does not have discretion (or has discretionary voting power but chooses not to exercise it) and you do not give the broker instructions, this will result in a broker non-vote, which will have no effect on the vote.

# Confidential Voting Policy

All proxies, ballots and other voting materials are kept confidential, unless disclosure is required by applicable law or expressly requested by you, you include written comments on your proxy card or voting instruction form, or the proxy solicitation is contested. Occidental's confidential voting policy is posted on Occidental's website at www.oxy.com/Investors/Governance and also may be obtained by writing to the Corporate Secretary's office, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

# Voting Results

The voting results will be included in a Current Report on Form 8-K filed with the SEC and available through the SEC's website or Occidental's website at www.oxy.com, within four business days following the 2022 Annual Meeting, and may also be obtained by writing to the Corporate Secretary's office at the address above.

# Solicitation Expenses

The expense of this solicitation will be paid by Occidental. Alliance Advisors has been retained to solicit proxies and to assist in the distribution of proxy materials for a fee estimated at $21,000 plus reimbursement of out-of-pocket expenses. Occidental also will reimburse banks, brokers, nominees and related fiduciaries for the expense of forwarding soliciting material to beneficial owners of its common stock. In addition, Occidental's officers, directors and employees may solicit proxies but will receive no additional or special compensation for such work.

# Shareholder Proposals for the 2023 Annual Meeting

Shareholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2023 Annual Meeting of Shareholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, shareholder proposals must be addressed to Occidental's Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business (5:00 p.m. Central Time) on November 25, 2022.

Under Occidental's By-laws, shareholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received no earlier than January 6, 2023 and no later than the close of business (5:00 p.m. Central Time) on February 5, 2023, and must include the information required by Occidental's By-laws. However, if the 2023 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2022 Annual Meeting, the notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2023 Annual Meeting was mailed or public disclosure of the meeting date was made, whichever occurs first. A copy of the By-laws may be obtained by writing to the Corporate Secretary at the address listed above. The shareholder submitting the proposal or a representative of the shareholder must present the proposal in person at the meeting. The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental's By-laws. In addition, the individuals named as proxies may have discretionary voting authority to vote against any such item of business.

# Director Nominations for the 2023 Annual Meeting

## Nominating Policy

It is the policy of the Governance Committee to consider nominees to the Board of Directors recommended by shareholders. Pursuant to the Nominating Policy, which is available at www.oxy.com/investors/governance/governance-policies/nominations-for-directors/, shareholder recommendations must be received by the Corporate Secretary of Occidental no earlier than January 6, 2023 and no later than February 5, 2023 to be considered by the Governance Committee. Each recommendation must include the following information:

1. As to each person whom the shareholder proposes for election or re-election as a director:
   - ▶ The name, age, business address and residence address of the person;
   - ▶ The principal occupation or employment of the person;
   - ▶ The class or series and number of shares of capital stock of Occidental which are owned beneficially or of record by the person; and
   - ▶ Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC.

2. As to the shareholder making the recommendation:
   - ▶ The name and address of record of such shareholder; and
   - ▶ The class or series and number of shares of common stock of Occidental which are beneficially owned by the shareholder.

The shareholder's recommendation must include the recommended person's written consent to being named as a nominee and to serving as a director if elected.

In prior years, the Governance Committee has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. The Governance Committee anticipates that, if a vacancy on the Board were to occur, it would use these sources as well as shareholder recommendations to identify candidates.

In deciding if a candidate recommended by a shareholder or identified by another source is qualified to be a nominee, it is the Governance Committee's policy to consider:

▸ Whether the candidate is independent as defined in Occidental's Corporate Governance Policies and as applied with respect to Occidental and the shareholder recommending the nominee, if applicable;

▸ Whether the candidate has the business experience, character, judgment, acumen and time to commit in order to make an ongoing positive contribution to the Board;

▸ Whether the candidate would contribute to the Board achieving a diverse and broadly inclusive membership; and

▸ Whether the candidate has the specialized knowledge or expertise, such as financial or audit experience, necessary to satisfy membership requirements for committees where specialized knowledge or expertise may be desirable.

If there is a vacancy and the Governance Committee believes that a recommended candidate has strong potential for Board service, the Governance Committee will arrange an interview with the candidate. Pursuant to its charter, the Governance Committee will not recommend any candidate to the Board who has not been interviewed by the Governance Committee.

In accordance with its charter, the Governance Committee annually reviews its performance and reports its findings to the Board. The Governance Committee also assists the Board in performing its self-evaluation, which includes an assessment of whether the Board has the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs.

# Advance Notice Procedure to Nominate Candidates

Under Occidental's By-laws, shareholders may nominate a person for election to the Board at an annual meeting by complying with the advance notice procedures in the By-laws and attending the annual meeting to make the necessary motion. For the 2023 Annual Meeting of Shareholders, the notice must be received no earlier than January 6, 2023 and no later than the close of business (5:00 p.m. Central Time) on February 5, 2023 and include the information required by Article III, Section 2 of the By-laws. However, if the 2023 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2022 Annual Meeting, the notice must be received by no later than the close of business on the tenth day following the day on which notice of the date of the 2023 Annual Meeting was mailed or such public disclosure was made, whichever occurs first. In addition to satisfying the deadlines in the advance notice provisions of our By-Laws, a shareholder who intends to solicit proxies pursuant to Rule 14a-19 under the Exchange Act in support of nominees submitted under these advance notice provisions for the 2023 Annual Meeting must notify our Corporate Secretary in writing no later than March 7, 2023.

# Proxy Access Procedure to Nominate Candidates

In 2015, with input from shareholders, the Board amended Occidental's By-laws to permit a group of up to 20 shareholders, owning 3% or more of Occidental's outstanding common stock continuously for at least three years to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the By-laws. To be included in the 2023 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than October 26, 2022 and no later than the close of business (5:00 p.m. Central Time) on November 25, 2022.

# Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental's expectations, beliefs, plans or forecasts. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental's control. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance.

Factors that could cause actual results to differ and that may affect Occidental's results of operations and financial position appear in Part I, Item 1A "Risk Factors" of Occidental's Annual Report and in Occidental's other filings with the SEC.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

In addition, ESG-related statements are aspirational, are not guarantees or promises that related goals or targets may be met, and may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

# ANNEX A

# Reconciliations to GAAP

This proxy statement refers to cash return on capital employed (CROCE) and free cash flow, which are supplemental measures not calculated in accordance with generally accepted accounting principles in the United States (GAAP).

CROCE is defined by Occidental as cash flows from operating activities before changes in working capital plus any distributions from Western Midstream Partners, LP which are included in cash flows from investing activities divided by average total debt plus stockholders' equity (average of the beginning and ending totals for the current period). Management believes that CROCE is useful to investors when comparing our profitability and the efficiency with which management has employed capital over time relative to other companies. CROCE is not considered to be an alternative to net income reported in accordance with GAAP.

**CASH RETURN ON CAPITAL EMPLOYED (CROCE) (NON-GAAP)**

| $ in millions | | 2021 | 2020 |
|---|---|---|---|
| Cash flow from operating activities (GAAP) | | $10,434 | |
| Plus: Changes in operating assets and liabilities and other operating, net | | 1,426 | |
| Adjusted cash flow from operating activities (Non-GAAP) | A | $11,860 | |
| Debt, net at December 31, 2021 | | $29,617 | |
| Total stockholder's equity at December 31, 2021 | | 20,327 | |
| Total debt and stockholder's equity at December 31, 2021 | | $49,944 | |
| Debt, net at December 31, 2020 | | | $36,185 |
| Total stockholder's equity at December 31, 2020 | | | 18,573 |
| Total debt and stockholder's equity at December 31, 2020 | | | $54,758 |
| Average capital employed (Non-GAAP) | B | $52,351 | |
| CROCE (Non-GAAP) | A/B | 22.7% | |

Operating cash flow before working capital and free cash flow are non-GAAP measures. Occidental defines operating cash flow before working capital as operating cash from continuing operations less working capital and free cash flow as operating cash flow before working capital less capital expenditures. These non-GAAP measures are not meant to disassociate those items from management's performance, but rather are meant to provide useful information to investors interested in comparing Occidental's performance between periods. Reported operating cash flow from continuing operations is considered representative of management's performance over the long term, and operating cash flow before working capital and free cash flow are not considered to be alternatives to reported operating cash flow in accordance with GAAP.

**FREE CASH FLOW (NON-GAAP)**

| $ in millions | 2021 |
|---|---|
| **Operating cash flow from continuing operations (GAAP)** | **$ 10,253** |
| Plus: Working capital and other, net | 1,426 |
| **Operating cash flow from continuing operations before working capital (Non-GAAP)** | **$11,679** |
| Less: Capital Expenditures (GAAP) | $ (2,870 |
| **Free Cash Flow (Non-GAAP)** | **$  8,809** |

OXY

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